Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO NEWCO SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE TRANSACTION DOCUMENTS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

11 NOVEMBER 2015

RECOMMENDED ACQUISITION

OF

SABMILLER PLC

BY

ANHEUSER-BUSCH INBEV SA/NV

Summary

•

The Boards of Anheuser-Busch InBev SA/NV (“AB InBev”) and SABMiller plc (“SABMiller”) are pleased to announce that they have reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev.

•

The Transaction will be implemented by means of the acquisition of SABMiller by Newco (a Belgian company to be formed for the purposes of the Transaction). AB InBev will also merge into Newco so that, following completion of the Transaction, Newco will be the new holding company for the Combined Group.

•	Pursuant to the terms of the Transaction, each SABMiller Shareholder will be entitled to receive:

For each SABMiller Share:	£44.00 in cash (the “Cash Consideration”)

•	The Cash Consideration represents:

¡	a premium of approximately 50% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

¡	a premium of approximately 36% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

•	The Transaction will also include a Partial Share Alternative under which SABMiller Shareholders can elect to receive:

For each SABMiller Share:	£3.7788 in cash

and

0.483969 Restricted Shares

in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative). The Partial Share Alternative is equivalent to a value of £41.85 per SABMiller Share on 10 November 2015. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares.

•	The Partial Share Alternative represents, as at 10 November 2015:

¡	a premium of approximately 43% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

¡	a premium of approximately 30% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

•	The Transaction values SABMiller’s entire issued and to be issued share capital at approximately £71 billion, as at 10 November 2015.

•

SABMiller Shareholders will only be able to elect for the Partial Share Alternative in relation to their entire holding of SABMiller Shares and not part only. The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and £2,545,387,824 in cash, which will be available for approximately 41.6% of the SABMiller Shares. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the balance of the consideration due to SABMiller Shareholders who have made such elections will be satisfied in cash in accordance with the terms of the Transaction.

•

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. From Completion, such Restricted Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. Further details on Newco and the rights attaching to the Restricted Shares are set out in paragraph 10 and Appendix 6 to this Announcement.

•

Under the terms of the Transaction, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates) in respect of any completed six-month period ending 30 September or 31 March prior to Completion of the Transaction, subject to and on the terms set out in paragraph 17 of this Announcement. Such dividends shall not exceed:

(i)

US$0.2825 per SABMiller Share for the six month period ended 30 September 2015 and a further US$0.9375 per SABMiller Share for the six month period ending 31 March 2016 (totalling US$1.22 per SABMiller Share); and

(ii)

in respect of any subsequent six month period ending 30 September or 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share for the relevant six month period as compared to the ratio for the relevant six month period ended 30 September 2015 or 31 March 2016, respectively, without any consequential reduction in the Consideration in respect of each SABMiller Share payable under the Transaction, on the terms set out in paragraph 17 of this Announcement. If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to Completion, other than a Permitted Dividend, or in excess of the Permitted Dividends, AB InBev reserves the right to reduce the Consideration in respect of each SABMiller Share by an amount equivalent to all or part of any such excess, in the case of the Permitted Dividends, or otherwise by the amount of all or part of any such dividend or other distribution. For the avoidance of doubt, if Completion occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller Shareholders will not be entitled to receive such dividend.

•

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

•	AB InBev intends to seek a secondary (inward) listing of its ordinary shares on the JSE as soon as reasonably practicable after the date of this Announcement.

•

Upon or shortly after Completion, the New Ordinary Shares will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of New Ordinary Shares) will be listed on the NYSE.

•	AB InBev believes the Transaction to be attractive to both companies’ shareholders, providing an extremely compelling opportunity for them.

•	AB InBev believes the Transaction would create a truly global brewer, drawing on a similar heritage and shared passion for brewing and commitment to quality.

•

Given the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the Combined Group would have operations in virtually every major beer market, and provide more choices for beer drinkers, including global and local brands, in new and existing markets around the world.

•	The Transaction would strengthen AB InBev’s position in key emerging regions with strong growth prospects such as Asia, Central and South America, and Africa. These regions have hugely attractive markets and will be critically important to the future success of the Combined Group.

•

AB InBev believes that by combining with SABMiller it can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

•

AB InBev believes that by pooling its resources and expertise, the Combined Group would also make a greater and more positive impact on the communities in which we live and work, by providing opportunities all along the supply chain and aspiring to the highest standards of corporate social responsibility.

•	In short, AB InBev believes that more can be achieved together than apart.

•

On 9 October 2015, SABMiller announced that it had increased its target annual run rate cost savings from its cost and efficiency programme announced in May 2014, from US$500 million by 31 March 2018 to at least US$1,050 million by 31 March 2020. The programme delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016.

•

The AB InBev Directors, having reviewed and analysed the potential benefits of the Transaction, based on their experience of operating in the sector and taking into account the factors that the AB InBev Group can influence, believe that the Combined Group will be able to achieve incremental recurring run rate pre-tax cost synergies of at least US$1.4 billion per annum. These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

•

The AB InBev Directors expect these synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion. Please refer to Appendix 5 of this Announcement for further details of these estimated synergies.

•

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates.

•

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

•

While the geographic footprints of AB InBev and SABMiller are largely complementary, AB InBev will work with the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution.

•

Demonstrating AB InBev’s commitment to promptly and proactively address regulatory considerations, AB InBev is pleased to confirm that it has today agreed to the sale, conditional on Completion, of SABMiller’s interest in MillerCoors LLC (a joint venture in the

U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and the Miller Global Brand Business to Molson Coors Brewing Company. Further details regarding this transaction are set out in an announcement released separately today.

•	Commenting on today’s announcement, Carlos Brito, Chief Executive Officer of AB InBev said:

“We are excited about our agreement on the terms of a recommended acquisition of SABMiller to build the world’s first truly global brewer. We believe this combination will generate significant growth opportunities and create enhanced value to the benefit of all stakeholders. By pooling our resources, we would build one of the world’s leading consumer products companies, benefitting from the experience, commitment and drive of our combined global talent base. Our joint portfolio of complementary global and local brands would provide more choices for beer drinkers in new and existing markets around the world. Moreover, a combination of our two companies would allow us to make a greater and more positive impact on the communities in which we live and work, drawing on our shared commitment in this regard. It has long been our dream to build the Best Beer Company Bringing People Together For a Better World, and we believe this combination represents a step change for our business and our journey towards achieving that goal.”

•	Commenting on the Transaction, Jan du Plessis, Chairman of SABMiller said:

“SABMiller has an unmatched footprint in fast-growing developing markets, underpinned by our portfolio of iconic national and global brands. However, AB InBev’s offer represents an attractive premium and cash return for our shareholders, and secures earlier delivery of our long-term value potential, which is why the Board of SABMiller has unanimously recommended AB InBev’s offer.”

•	Commenting on the Transaction, Alan Clark, Chief Executive Officer of SABMiller said:

“SABMiller grew from small beginnings, brewing quality cold beer for thirsty miners in the dusty streets of 19th century Johannesburg. More than 120 years later, generations of incredibly talented people have built a highly-admired, high-performing global beer and beverage business.

We’ve always nurtured the art of brewing, which has given us a stable of locally-loved and internationally-famous beers. What’s also made us special is our deep understanding of navigating different local markets, catering for local tastes and helping build the communities around us.

Listing on the London Stock Exchange in 1999 was the launch-pad for our global ambitions, leading to the creation of the number two global brewer and a FTSE-10 company, with industry-leading shareholder returns. The SABMiller story is a simply amazing achievement, and everyone who has been a part of it should feel immensely proud of the value they have helped create. I am sure the next chapter will bring new opportunities for exceptional success.”

•

The SABMiller Directors, who have been so advised by Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs as to the financial terms of the Cash Consideration, consider the terms of the Cash Consideration to be fair and reasonable. In providing advice to the SABMiller Directors, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs have taken into account the commercial assessments of the SABMiller Directors.

•

Accordingly, the SABMiller Directors intend unanimously to recommend that SABMiller Shareholders vote in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting.

•

The SABMiller Directors have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the SABMiller Resolutions in respect of all of the SABMiller Shares of which they are the beneficial holders or in which they are interested, being, in aggregate 651,221 SABMiller Shares representing approximately 0.04% of SABMiller’s issued share capital on 10 November 2015, being the last Business Day before the date of this Announcement. Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

•

The SABMiller Directors, and (in providing their advice to the SABMiller Directors) Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs express no view as to the Partial Share Alternative. Their views in this regard will be provided in the UK Scheme Document.

•

SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this Announcement and the Transaction Documents (when published).

•

AB InBev has received irrevocable undertakings from Altria Group, Inc. and BEVCO Ltd., the largest shareholders in SABMiller, to vote in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at the close of business on 10 November 2015 (being the last Business Day before the date of this Announcement). In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and £2,545,387,824 in cash then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable). Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

•	The Belgian Offer and the Belgian Merger will each require the approval of the AB InBev Shareholders. The AB InBev General Meeting will be held before the SABMiller Meetings.

The AB InBev Directors consider the Belgian Offer and the Belgian Merger to be in the best interests of AB InBev and the AB InBev Shareholders as a whole and intend unanimously to recommend that AB InBev Shareholders vote in favour of the AB InBev Resolutions to be proposed at the AB InBev General Meeting which will be convened in connection with the Transaction.

•

The AB InBev Directors have received financial advice from Lazard in relation to the Transaction. In providing its advice to the AB InBev Directors, Lazard has relied upon the AB InBev Directors’ commercial assessment of the Transaction.

•

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who collectively hold approximately 51.8% of the issued share capital of AB InBev, to vote in favour of the AB InBev Resolutions at the AB InBev General Meeting. Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which these irrevocable undertakings cease to be binding.

•

It is intended that the Transaction will be implemented by way of a three stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 pursuant to which each UK Scheme Shareholder will receive 100 Initial Shares in Newco in respect of each of its SABMiller Shares; (ii) a Belgian law voluntary cash takeover offer by AB InBev for all of the Initial Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids pursuant to which SABMiller Shareholders who wish (or are deemed) to elect to do so will receive the Cash Consideration in return for their Initial Shares and SABMiller Shareholders who wish to elect to receive the Partial Share Alternative will receive the cash element of the Partial Share Alternative and retain the relevant proportion of their Initial Shares, which will become Restricted Shares; and (iii) a Belgian law reverse merger of AB InBev and Newco under the Belgian Companies Code pursuant to which AB InBev Shareholders will become shareholders in Newco and Newco will be the surviving entity and the new holding company of the Combined Group. Further details of the intended structure of the Transaction are contained in paragraph 12 of this Announcement.

•

The Transaction will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents including the approval of SABMiller Shareholders, the sanction of the UK Scheme by the UK Court and the approval of AB InBev Shareholders. The Pre-Conditions and Conditions include the receipt of various antitrust and other regulatory approvals, as further described in paragraph 7 of this Announcement.

•

The UK Scheme Document will include full details of the Transaction, together with notices of the UK Scheme Court Meeting and the SABMiller General Meeting and the expected timetable, and will specify the action to be taken by SABMiller Shareholders. The UK Scheme Document will be despatched to SABMiller Shareholders as soon as reasonably practicable after the date on which the Pre-Conditions are satisfied and/or waived, as applicable.

•	The Belgian Offer Documents and the Belgian Merger Documents, containing details of the Belgian Offer and the Belgian Merger respectively, will be made available prior to the AB

InBev General Meeting, the SABMiller Meetings and the Newco General Meeting. In addition, AB InBev and Newco will prepare the Belgian Merger US Documents which will be made available to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States.

•

The Transaction is expected to complete in the second half of 2016, subject to the satisfaction or waiver of the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents.

This summary should be read in conjunction with, and is subject to, the full text of this Announcement (including the Appendices). The Transaction will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents. Appendix 3 contains sources and bases of certain information contained in this Announcement. Details of irrevocable undertakings received by AB InBev are set out in paragraph 19 and Appendix 4. Appendix 5 contains information relating to the AB InBev Quantified Financial Benefits Statement made in this Announcement and the reports of AB InBev’s reporting accountant and lead financial adviser, as well as information relating to the SABMiller Quantified Financial Benefits Statement. Appendix 6 contains details regarding Newco and the key terms of the Newco Shares. Appendix 7 contains the definitions of certain terms used in this Announcement.

For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement contained in this Announcement is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors. Any statement of intention, belief or expectation for the Combined Group following Completion is an intention, belief or expectation of the AB InBev Directors and not of the SABMiller Directors.

Transaction Microsite and CEO Video

Further information, including all documents related to the transaction and a video of AB InBev CEO Carlos Brito discussing the combination, can be found at: www.globalbrewer.com.

Analyst and investor presentations

AB InBev will be hosting a presentation to investors and analysts on the Transaction today.

Details for the presentation/call are as follows:

Time:	8:00 a.m. EST / 1:00 p.m. GMT / 2:00 p.m. CET

International Dial-In Number:	+1 612 234 9960

US Dial-In Number:	+1 800 230 1074

The presentation will also be webcast through the following link:

http://cache.merchantcantos.com/webcast/webcaster/4000/7464/16531/53971/Lobby/default.htm

Subject to certain restrictions, the recorded presentation and the accompanying slides will be available to all interested parties at www.ab-inbev.com and www.globalbrewer.com. Your attention is also drawn to the important information at the back of this Announcement.

Media Conference Calls

AB InBev will also host two conference calls for media today.

Details for the calls are as follows:

Media Conference Call #1

Time:	4:00 a.m. EST / 9:00 a.m. GMT / 10:00 a.m. CET

International Dial-In Number:	+44 1452 580111

US Dial-In Number:	+1 866 904 9433

Conference ID:	76945251

Media Conference Call #2

Time:	10:00 a.m. EST / 3:00 p.m. GMT / 4:00 p.m. CET

International Dial-In Number:	+44 1452 580111

US Dial-In Number:	+1 866 904 9433

Conference ID:	76952742

Enquiries:

AB InBev

Media

Marianne Amssoms	Tel: +1 212 573 9281 E-mail: marianne.amssoms@ab-inbev.com

Karen Couck	Tel: +1 212 573 9283 E-mail: karen.couck@ab-inbev.com

Kathleen Van Boxelaer	Tel: +32 16 27 68 23 E-mail: kathleen.vanboxelaer@ab-inbev.com

Investors

Graham Staley	Tel: +1 212 573 4365 E-mail: graham.staley@ab-inbev.com

Christina Caspersen	Tel: +1 212 573 4376 E-mail: christina.caspersen@ab-inbev.com

Heiko Vulsieck	Tel: +32 16 27 68 88 E-mail: heiko.vulsieck@ab-inbev.com

AB InBev Financial Advisers

Lazard – Lead Financial Adviser

Alexander Hecker / Jean Greene / Mario Skoff	Tel: +1 212 632 6000

William Rucker / Richard Shaw / Marcus Taylor / Charlie Foreman	Tel: +44 20 7187 2000

Deutsche Bank - Financial Adviser and Corporate Broker	Tel: +44 20 7545 8000 / +27 11 775 7000

Bruce Evans / Bob Douglas / Simon Denny

Andrew Tusa / Ben Lawrence / Simon Hollingsworth

Barclays – Financial Adviser	Tel: +44 207 623 2323

Wilco Faessen / Gary Posternack / Mark Todd

BNP Paribas – Financial Adviser	Tel: +44 20 7595 2000

Eric Jacquemot / Bjorn De Carro

Merrill Lynch International – Financial Adviser	Tel: +44 20 7628 1000

Federico Aliboni / Michael Findlay / Geoff Iles

Standard Bank – Financial Adviser in relation to Africa matters	Tel: +27 11 721 8119

Fradreck Shoko / Ian Carton / Clive Potter

AB InBev Communications Adviser - Brunswick

Steve Lipin (Brunswick Group US)	Tel: +1 212 333 3810

E-mail: slipin@brunswickgroup.com

Richard Jacques (Brunswick Group UK)	Tel: +44 20 7404 5959 E-mail: rjacques@brunswickgroup.com

Freshfields Bruckhaus Deringer LLP, Cravath, Swaine & Moore and Clifford Chance LLP are retained as legal advisers to AB InBev.

SABMiller

Christina Mills Director, Group Communication	Tel: +44 7825 275605

Gary Leibowitz Director, Investor Engagement	Tel: +44 7717 428540

Richard Farnsworth Group Media Relations	Tel: +44 7734 776317

SABMiller Financial Advisers

Robey Warshaw	Tel: +44 20 7317 3900

Simon Robey / Simon Warshaw

J.P. Morgan Cazenove	Tel: +44 20 7777 2000

John Muncey / Dwayne Lysaght

Morgan Stanley	Tel: +44 20 7425 8000

Henry Stewart / Paul Baker

Goldman Sachs	Tel: +44 20 7774 1000

Gilberto Pozzi / Mark Sorrell

SABMiller Communications Adviser – Finsbury

Faeth Birch / James Murgatroyd	Tel: +44 20 7251 3801

Linklaters LLP, Hogan Lovells International LLP, Hogan Lovells US LLP and Cleary Gottlieb Steen & Hamilton LLP are retained as legal advisers to SABMiller.

Important notices relating to financial advisers

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB”), is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this Announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this Announcement, any statement contained herein or otherwise.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this Announcement and is not, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this Announcement.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. 662 042 449 RCS Paris. BNP Paribas is lead supervised by the European Central Bank (ECB) and the Autorité de Contrôle Prudentiel et de Résolution (ACPR). BNP Paribas London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request.

Please note that BNP Paribas is acting exclusively for AB InBev and no one else in connection with the subject matter of this Announcement, and will not be responsible to anyone other than

AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this Announcement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (“Merrill Lynch International”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any other matters referred to in this Announcement.

The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African Banking Law and regulated by the South African Reserve Bank. Standard Bank is acting as financial adviser to AB InBev only in relation to certain Africa related matters arising in connection with this Announcement and, in particular, is not advising AB InBev in relation to compliance under the Takeover Code. Standard Bank is not acting for anybody else in connection with the matters referred to in this Announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this Announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this Announcement, any statement contained or referred to herein or otherwise.

Robey Warshaw LLP (“Robey Warshaw”), which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this Announcement or any matter referred to in this Announcement.

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters in this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this Announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

Goldman Sachs International (“Goldman Sachs”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this Announcement or any other matter referred to herein.

Further information

This Announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor shall there be any sale, issuance or transfer of securities of AB InBev, Newco or SABMiller pursuant to the Transaction in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the Transaction Documents, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Transaction Documents. This Announcement does not constitute a prospectus or prospectus equivalent document.

AB InBev reserves the right to elect (with the consent of the Panel and subject to the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19 below) to implement the first step of the Transaction by way of a UK Offer and to make any necessary consequential changes to the Proposed Structure. In such event, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) an acceptance condition that is set at 90 per cent. (or such lesser percentage, as AB InBev may decide): (i) in nominal value of the shares to which such UK Offer would relate; and (ii) of the voting rights attached to those shares, and that is subject to AB InBev and/or (with the consent of the Panel) any members of the AB InBev Group having acquired or agreed to acquire, whether pursuant to the UK Offer or otherwise, shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of SABMiller, including, for this purpose, any such voting rights attaching to SABMiller Shares that are unconditionally allotted or issued before the UK Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Information relating to SABMiller Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by SABMiller Shareholders, persons with information rights and other relevant persons for the receipt of communications from SABMiller may be provided to AB InBev during the UK Offer Period as required under Section 4 of Appendix 4 of the City Code.

Overseas jurisdictions

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their SABMiller Shares with respect to the UK Scheme at the UK Scheme Court Meeting, to execute and deliver forms of proxy appointing another to vote at the UK Scheme Court Meeting on their behalf or to hold or vote Newco Shares, may be affected by the laws of the relevant jurisdictions in which they are located. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Initial Shares and/or the Restricted Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

Further details in relation to SABMiller Shareholders in overseas jurisdictions will be contained in the UK Scheme Document.

Additional US information

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgment obtained in US courts. Original actions or actions for the enforcement of judgments of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Investors should be aware that AB InBev or Newco may purchase or arrange to purchase SABMiller Shares otherwise than under any takeover offer or scheme of arrangement related to the Transaction, such as in open market or privately negotiated purchases.

The first part of the implementation of the Transaction is intended to be carried out under a scheme of arrangement provided for under English company law (which requires the approval of the SABMiller Shareholders). If so, it is expected that any Initial Shares to be issued pursuant to the UK Scheme to SABMiller Shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof.

The first part of the implementation of the Transaction may, in the circumstances provided for in this Announcement, instead be carried out by way of a takeover offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov and from AB InBev at www.ab-inbev.com.

Cautionary note regarding forward-looking statements

This Announcement, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Announcement include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this Announcement. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Announcement.

All forward-looking statements contained in this Announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Readers should not place undue reliance on forward-looking statements. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this Announcement and should also be considered by the reader.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

No forecasts or estimates

No statement in this Announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this Announcement should be interpreted to mean that earnings or earnings per AB InBev Share, Newco Share or per SABMiller Share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev Share, per Newco Share or per SABMiller Share.

Quantified financial benefits

The statements in the Quantified Financial Benefits Statements relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Publication on website and availability of hard copies

A copy of this Announcement is and will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on AB InBev’s website www.ab-inbev.com and on SABMiller’s website www.sabmiller.com by no later than 12 noon (London time) on the Business Day following this Announcement. For the avoidance of doubt, the contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Further information, including all documents related to the Transaction, can be found at www.globalbrewer.com.

AB InBev and SABMiller Shareholders may request a hard copy of this Announcement by contacting corporategovernance@ab-inbev.com (for AB InBev Shareholders) or SABMiller’s Deputy Company Secretary on +44 (0) 1483 264000 during business hours or by submitting a request in writing to The Company Secretarial Department, SABMiller plc, SABMiller House, Church Street West, Woking, Surrey GU21 6HS, United Kingdom (for SABMiller Shareholders). AB InBev and SABMiller Shareholders may also request that all future documents, announcements and information in relation to the Transaction be sent to them in hard copy form. For persons who have received a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested from the contact points included above in this paragraph.

If you are in any doubt about the contents of this Announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

Time

All times shown in this Announcement are London times, unless otherwise stated.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEWCO SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE TRANSACTION DOCUMENTS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

11 NOVEMBER 2015

RECOMMENDED ACQUISITION

OF

SABMILLER PLC

BY

ANHEUSER-BUSCH INBEV SA/NV

1.	Introduction

The Boards of AB InBev and SABMiller are pleased to announce that they have reached agreement on the terms of a recommended acquisition for the entire issued and to be issued share capital of SABMiller by AB InBev.

The Transaction will be implemented by means of the acquisition of SABMiller by Newco (a Belgian company to be formed for the purposes of the Transaction) by way of a three stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 pursuant to which each UK Scheme Shareholder will receive 100 Initial Shares in Newco in respect of each of its SABMiller Shares; (ii) a Belgian law voluntary cash takeover offer by AB InBev for all of the Initial Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids pursuant to which SABMiller Shareholders who wish (or are deemed) to elect to do so will receive the Cash Consideration in return for their Initial Shares and SABMiller Shareholders who wish to elect to receive the Partial Share Alternative will receive the cash element of the Partial Share Alternative and retain the relevant proportion of their Initial Shares, which will become Restricted Shares; and (iii) a Belgian law reverse merger of AB InBev and Newco under the Belgian Companies Code pursuant to which AB InBev Shareholders will become shareholders in Newco and Newco will be the surviving entity. Following completion of the Transaction, Newco will be the new holding company for the Combined Group. Further details of Newco and the intended structure of the Transaction are contained in paragraphs 10 and 12 of this Announcement.

2.	The Transaction

Under the terms of the Transaction, which will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents, SABMiller Shareholders will be entitled to receive:

For each SABMiller Share:	£44.00 (the “Cash Consideration”)

The Cash Consideration represents:

•	a premium of approximately 50% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

•	a premium of approximately 36% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

The Transaction will also include a Partial Share Alternative under which SABMiller Shareholders can elect to receive:

For each SABMiller Share:	£3.7788 in cash

and

0.483969 Restricted Shares

in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative). The Partial Share Alternative is equivalent to a value of £41.85 per SABMiller Share on 10 November 2015. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares.

The Partial Share Alternative represents, as at 10 November 2015:

•	a premium of approximately 43% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

•	a premium of approximately 30% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

The Transaction values SABMiller’s entire issued and to be issued share capital at approximately £71 billion, as at 10 November 2015.

•

Under the terms of the Transaction, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates) in respect of any completed six-month period ending 30 September or 31 March prior to Completion of the Transaction, subject to and on the terms set out in paragraph 17 of this Announcement. Such dividends shall not exceed:

(i)

US$0.2825 per SABMiller Share for the six month period ended 30 September 2015 and a further US$0.9375 per SABMiller Share for the six month period ending 31 March 2016 (totalling US$1.22 per SABMiller Share); and

(ii)

in respect of any subsequent six month period ending 30 September or 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share for the relevant six month period as compared to the ratio for the relevant six month period ended 30 September 2015 or 31 March 2016, respectively, without any consequential reduction in the Consideration in respect of each SABMiller Share payable under the Transaction, on the terms set out in paragraph 17 of this Announcement. If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to Completion, other than a Permitted Dividend, or in excess of the Permitted Dividends, AB InBev reserves the right to reduce the Consideration in respect of each SABMiller Share by an amount equivalent to all or part of any such excess, in the case of the Permitted Dividends, or otherwise by the amount of all or part of any such dividend or other distribution on the terms set out in paragraph 17 of this Announcement.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

3.	Recommendations

The SABMiller Directors, who have been so advised by Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs as to the financial terms of the Cash Consideration, consider the terms of the Cash Consideration to be fair and reasonable. In providing advice to the SABMiller Directors, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs have taken into account the commercial assessments of the SABMiller Directors.

Accordingly, the SABMiller Directors intend unanimously to recommend that SABMiller Shareholders vote in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting.

The SABMiller Directors have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the SABMiller Resolutions in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested, being, in aggregate 651,221 SABMiller Shares representing approximately 0.04% of SABMiller’s issued share capital on 10 November 2015, being the last Business Day before the date of this Announcement. Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

The SABMiller Directors, and (in providing their advice to the SABMiller Directors) Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs express no view as to the Partial Share Alternative. Their views in this regard will be provided in the UK Scheme Document.

In considering the terms of the Partial Share Alternative, the SABMiller Directors and Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs considered the following issues (as set out in more detail in paragraph 11):

The Restricted Shares will be:

•

unlisted, not admitted to trading on any stock exchange and not capable of being deposited in an ADR programme and therefore illiquid. Any assessment of the value of the Restricted Shares should therefore take into account an individual shareholder’s assessment of an appropriate liquidity discount;

•	subject to a five year lock-up restriction. Certain shareholders may not be able to hold such securities under their investment mandates; and

•

of uncertain value because their value will fluctuate with the AB InBev share price. As of the date of this Announcement the value of the Partial Share Alternative is at a discount to the Cash Consideration.

In addition:

•	SABMiller Shareholders will only be able to elect for the Partial Share Alternative in relation to their entire holding of SABMiller Shares and not part only;

•

the Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and £2,545,387,824 in cash, which will be available for approximately 41.6% of the SABMiller Shares. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections and so SABMiller Shareholders will have no certainty as to the amount of Restricted Shares they would receive; and

•

Altria and BEVCO have each given irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate 40.45% of SABMiller’s current issued share capital.

SABMiller Shareholders should also ascertain whether acquiring or holding the Restricted Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this Announcement and the Transaction Documents (when published).

The acquisition of the Initial Shares by AB InBev in the context of the Belgian Offer and the Belgian Merger (see further paragraph 12 below) will require the approval of the AB InBev Shareholders. The AB InBev Directors consider each of the Belgian Offer and the Belgian Merger to be in the best interests of AB InBev and the AB InBev Shareholders as a whole and intend unanimously to recommend that AB InBev Shareholders vote in favour of the AB InBev

Resolutions to be proposed at the AB InBev General Meeting which will be convened in connection with the Transaction.

The AB InBev Directors have received financial advice from Lazard in relation to the Transaction. In providing its advice to the AB InBev Directors, Lazard has relied upon the AB InBev Directors’ commercial assessment of the Transaction.

4.	Background to and reasons for the SABMiller recommendation

SABMiller’s established strategy combines its capabilities in local brewing markets with a highly competitive business structure with global reach through its diversified portfolio of more than 200 beer brands in more than 80 countries.

SABMiller has undertaken many initiatives in recent years to accelerate growth through strengthening its local brand portfolios and expanding the beer category in the most attractive and fastest growing markets as well as by focused commercial efforts and in-market investment and growing its soft drinks business. SABMiller has also made great strides in building a globally integrated organisation, removing duplication across its markets and optimising resources and reducing costs. As part of this, SABMiller announced that it had increased its target annual run rate cost savings from its cost and efficiency programme announced in May 2014, from US$500 million by 31 March 2018 to at least US$1,050 million by 31 March 2020. The programme delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016.

SABMiller has created significant value for shareholders since listing on the London Stock Exchange in 1999, with the company delivering a total shareholder return of 913.3% vs. a corresponding FTSE 100 total shareholder return of 72.8% in the period to 14 September 2015. The SABMiller Board remains confident that SABMiller’s stand-alone strategy would continue to deliver value for SABMiller Shareholders, however, it believes that the Cash Consideration represents an attractive premium and secures delivery of SABMiller’s long-term value potential today.

5.	Background to and reasons for the Transaction

AB InBev believes there to be a compelling rationale for the Transaction, allowing both businesses to significantly accelerate their respective growth strategies and create enhanced value to the benefit of all stakeholders.

AB InBev believes:

A Compelling Opportunity

The combination of AB InBev and SABMiller would create a truly global brewer and one of the world’s leading consumer products companies. Given the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the Combined Group would have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

On a historical basis the Combined Group would have generated revenues of US$64 billion and EBITDA of US$24 billion. AB InBev believes that the Transaction would be in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

Combination to Generate Significant Growth Opportunities, Benefiting Stakeholders around the World

Significant growth opportunities would further arise from marketing the companies’ combined brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the new organisation.

Strong brand building experience and success in developing global brands, national icons and local brands have been critical success factors for both AB InBev and SABMiller.

In addition, bringing together the capabilities of both companies would enable further innovations to introduce exciting new products for our consumers around the globe.

The Combined Group’s joint portfolio of complementary global and local brands would provide more choices for beer drinkers in new and existing markets around the world.

The Combined Group would also have access to some of the most important sports, music and other marketing properties in the world. For example, Budweiser has been a sponsor of the FIFA World Cup™ since 1986.

Building a Better World Together

Both AB InBev and SABMiller strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain - from farmers to brewmasters to truck drivers to customers - as well as by aspiring to the highest standards of corporate social responsibility.

With the launch of the UN Sustainable Development Goals in September, an expectation was set that business will play its part in tackling the world’s challenges. Both companies have strong programmes that partner with stakeholders to encourage the responsible enjoyment of their products, to reduce the impact on the environment with a focus on water, energy, and recycling, and to improve the communities where they live and work. They have stretching targets in place for their direct operations, in particular to reduce water use and carbon emissions. But both companies have recognised the importance of looking beyond direct operations to the value chain and broader society.

AB InBev and SABMiller operate in many communities that face big social and environmental challenges, and they know that long-term business growth and success depends on the prosperity and resilience of these communities. They have each set global priorities around sustainable development, but also take a local approach to understanding how these challenges affect local communities. They have developed strong partnerships to benefit communities and the environment, and grow business value by helping to tackle these challenges.

For example, in order to accelerate growth and social development through its value chains, SABMiller has committed to support hundreds of thousands of small-scale farmers, retailers and entrepreneurs to prosper, in particular women-owned businesses. It works to identify value opportunities from reducing waste and carbon emissions, for example creating new employment in recycling businesses; and to ensure that locally sourced brewing crops are grown in a way that boosts farmer incomes and improves food and resource security. Through its Better Barley Better Beer programme in South Africa, SABMiller is working with WWF to improve the economic, environmental and social sustainability of barley production, and through Go Farming, SABMiller has pioneered brewing with crops such as sorghum and cassava across Africa, driving growth through new affordable brands while creating new incomes for smallholder farmers.

Similarly, AB InBev is supporting local barley growers through its SmartBarley program, which provides a platform for exchanging malt barley best practices that helps growers improve their productivity, profitability and natural resource efficiency. It also invests in key partnerships in the areas of education, economic development, responsible drinking and environmental protection to support its local communities.

And in order to secure water resources for all users, including local communities, both AB InBev and SABMiller have invested in understanding local water risks and establishing solutions based on collective action and partnerships.

Building the Best Global Talent Pool

This combination brings together two companies with deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality.

AB InBev believes that with the combination of AB InBev and SABMiller it can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

AB InBev is a truly international organisation, with close to 30 nationalities represented in the most senior management positions. SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence. As a result, AB InBev would expect that key members of SABMiller’s management team and employees would play a significant role in the Combined Group across the organisation.

Africa

Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa being expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

AB InBev does not currently have any significant operations in Africa and the continent will play a vital role in the future of the Combined Group, building upon the strong history and success of SABMiller in the region dating back to the 19th century. As a result, AB InBev intends:

•

to seek a secondary (inward) listing of AB InBev’s ordinary shares on the JSE, as soon as reasonably practicable after the date of this Announcement. AB InBev intends to engage with relevant stakeholders in preparing for and implementing the secondary (inward) listing;

•

it is also intended that, upon or shortly after Completion, the New Ordinary Shares of Newco will be listed on the JSE, through a secondary (inward) listing, which would replace the proposed secondary listing of AB InBev on the JSE;

•	to have a local board in South Africa that would be critical to the future success of the Combined Group; and

•	for Johannesburg to continue to be the regional headquarters for the Combined Group on the African continent.

In addition, AB InBev recognises that SABMiller has long supported the progress of South African society and is deeply engaged with local stakeholders. AB InBev is supportive of the South African government’s economic transformation objectives and is committed to continuing SABMiller’s contribution to meaningful black economic empowerment. AB InBev recognises and supports the Zenzele Broad-Based Black Economic Empowerment scheme established by SABMiller in 2010 and the scheme’s objective of providing long-term economic benefits to a broad range of previously disadvantaged South Africans.

AB InBev and SABMiller have agreed to work together as a priority to develop an appropriate proposal in relation to the scheme regarding the ongoing investment by its various groups of participants in SABMiller’s South African subsidiary, South African Breweries, after Completion. This proposal will be communicated to the relevant parties in due course.

Committed to Working Proactively with Regulators

While the companies’ geographic footprints are largely complementary, AB InBev and SABMiller are committed to working with the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution.

Demonstrating AB InBev’s commitment to promptly and proactively address regulatory considerations, AB InBev is pleased to confirm that it has today agreed to the sale of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and the Miller Global Brand Business to Molson Coors Brewing Company. This transaction is conditional on Completion and on, among other things, customary regulatory approvals. Subject to specific adjustments, the purchase price, to be paid in cash, will be US$12 billion.

6.	Financial benefits and effects of the Transaction

The AB InBev Directors believe that the Combined Group will generate attractive synergies and create additional shareholder value.

The AB InBev Directors expect pre-tax cost synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion.

These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Such synergies will be incremental to the aggregate annual run rate cost saving initiatives of at least US$1,050 million by 31 March 2020, as disclosed in SABMiller’s announcement on 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”). The SABMiller cost and efficiency programme delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016. Please refer to Part D of Appendix 5 of this Announcement for further details related to the SABMiller Quantified Financial Benefits Statement.

The constituent elements of quantified synergies, which are expected to originate from the cost bases of both AB InBev and SABMiller and are in addition to savings initiatives already underway at SABMiller, comprise:

•

Procurement and engineering savings: approximately 20% of the identified synergies are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and reengineering of associated processes across the Combined Group’s cost base;

•

Brewery and distribution efficiency gains: approximately 25% of the identified synergies are expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•

Best practice sharing: approximately 20% of the identified synergies are expected to be generated from sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•

Corporate headquarters and overlapping regional headquarters: approximately 35% of the identified synergies are expected to be generated from the realignment of overlapping administrative costs across the Combined Group.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates. Where the planned SABMiller Quantified Financial Benefits Statement savings are assumed to overlap with the pre-tax cost synergies stated above, the value of the SABMiller initiatives has been excluded from the expected synergy benefits to remove any such overlap.

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

It is expected that the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$0.9 billion, incurred in the first three years after Completion.

No significant net savings are expected in consumer and customer facing sales and marketing investments within the cost base of SABMiller.

Based on the analysis done to date and the facts known at the time of this Announcement, the AB InBev Directors do not expect material dis-synergies to arise as a direct result of the Transaction.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions, as outlined in paragraph 7. The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential dis-synergies that may result from the outcome of regulatory reviews, as the outcome of the reviews are not yet known.

Please refer to Appendix 5 for further detail on the quantified synergies. These quantified synergies have been reported on under the City Code as set out in Parts B and C of Appendix 5 of this Announcement. References in this Announcement to the AB InBev Quantified Financial Benefits Statement should be read in conjunction with those parts of Appendix 5.

The SABMiller Quantified Financial Benefits Statement was announced on 9 October 2015 and was reported on under the City Code by SABMiller’s reporting accountant and financial advisers for the purposes of that announcement. References in this Announcement to the SABMiller Quantified Financial Benefits Statement should be read in conjunction with SABMiller’s announcement on 9 October 2015 and Part D of Appendix 5 of this Announcement.

7.	Pre-Conditions and Conditions

The receipt of regulatory clearances in the EU, the US, South Africa and China are Pre-Conditions to the Transaction and are set out in full in Appendix 1. In addition to the Pre-Conditions, the Transaction is conditional, among other things, on:

•	the receipt of regulatory clearances in Colombia, Ecuador, Australia, India and Canada and in other relevant jurisdictions;

•

the SABMiller Meetings being held no later than the 22nd day after the expected date of the SABMiller Meetings to be set out in the UK Scheme Document in due course (or such later date as may be agreed between AB InBev and SABMiller);

•	approval of the UK Scheme by the requisite majorities of SABMiller Shareholders at the SABMiller Meetings;

•

the UK Scheme being sanctioned by the UK Court by the later of the 22nd day after the expected date of the UK Scheme Court Sanction Hearing to be set out in the UK Scheme Document in due course and 30 days after all the Conditions other than the Post Scheme Sanction Conditions and Condition (a)(iii) of Part A of Appendix 2 have been satisfied or waived (or such later date as may be agreed between AB InBev and SABMiller);

•	the UK Scheme becoming effective by the Long Stop Date;

•	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

•	the passing at the Newco General Meeting (or any adjournment thereof) of the Newco Resolutions; and

•	AB InBev and/or Newco receiving confirmation that the relevant listings applications have been approved or approved in principle by the relevant regulatory authorities.

The attention of SABMiller Shareholders is drawn to the fact that the Transaction is also conditional on the other conditions and further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents.

While the geographic footprints of AB InBev and SABMiller are largely complementary, AB InBev will work with the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution. In the U.S. and China, in particular, AB InBev will seek to resolve any regulatory or contractual considerations promptly and proactively. Similarly, in South Africa and other jurisdictions, AB InBev will work with SABMiller to address any regulatory requirements. AB InBev has also agreed to a “best efforts” commitment to obtain any regulatory clearances. AB InBev has also agreed to a reverse break payment of US$3,000,000,000 payable to SABMiller in certain circumstances, including in the event that the Transaction fails to close as a result of the failure to obtain regulatory clearances (as more fully described in paragraph 16 below).

The UK Scheme Document will be despatched to SABMiller Shareholders as soon as reasonably practicable after the date on which the Pre-Conditions are satisfied and/or waived, as applicable.

The Belgian Offer Documents, the Belgian Merger Documents and the AB InBev Listing Documents will be made available in advance of the AB InBev General Meeting and the SABMiller Meetings. The Belgian Merger US Documents will be posted to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States in advance of the AB InBev General Meeting and the SABMiller Meetings.

The SABMiller Meetings will be held as soon as practicable after the AB InBev General Meeting and the Newco General Meeting will be held as soon as practicable after the SABMiller Meetings.

8.	Information relating to SABMiller

SABMiller is a leading global brewing and beverage company, with 94% of its lager volumes from markets in which SABMiller holds #1 or #2 market positions. SABMiller is also one of the largest bottlers and distributors of Coca-Cola products outside the United States.

SABMiller’s origins date back to the foundation of South African Breweries in 1895, with SABMiller moving its primary listing to the London Stock Exchange in 1999. Over the last 25 years in particular, SABMiller has undertaken a series of acquisitions and partnerships to expand its global presence. These include the formation of the CR Snow joint venture in China (1994), a strategic partnership with Castel in Africa (2001), acquisition of Miller Brewing in North America (2002), acquisition of Bavaria in Colombia (2005), the formation of the MillerCoors joint venture in North America (2007) and acquisition of Fosters in Australia (2011). In 2014, SABMiller announced the creation of Coca-Cola Beverages Africa. Today, SABMiller is active across six continents, with a highly attractive balance between fast-growing developing markets and cash-generative developed markets. SABMiller is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high quality natural ingredients. It has a strong portfolio of brands including premium international beers such as Pilsner Urquell, Peroni Nastro Azzurro, Miller Genuine Draft and Grolsch along with local brands such as Aguila, Castle, Miller Lite, Snow, Tyskie and Victoria Bitter. SABMiller also has a growing interest in soft drinks in selected markets.

SABMiller is a FTSE-10 company in terms of market capitalisation and is listed on the London Stock Exchange. It has a secondary listing on the Johannesburg Stock Exchange and has American Depositary Receipts trading on the OTC Pink Marketplace. The registered office is SABMiller House, Church Street West, Woking, GU21 6HS.

For the fiscal year ended 31 March 2015, SABMiller reported group beverage volumes of 324 million hl, group net producer revenue of US$26,288 million and group EBITA of US$6,367 million.

9.	Information relating to AB InBev

AB InBev is the leading global brewer and one of the world’s top five consumer goods companies. It employs approximately 155,000 people across 25 countries and is headquartered in Leuven, Belgium. AB InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery with origins in St. Louis, USA, since 1852. AB InBev is a truly international organisation, with close to 30 nationalities represented in the most senior management positions.

AB InBev has a proven track record of successfully completing and integrating business combinations and creating shareholder value. The company has completed several major transactions in the past two decades and has consistently delivered on stated goals and honoured commitments for the benefit of all stakeholders.

For example, in November 2008, InBev and Anheuser-Busch merged to create AB InBev. More recently, in June 2013, AB InBev acquired Grupo Modelo, Mexico’s leading brewer, in a transaction valued at US$20.1 billion. Then in April 2014, AB InBev completed the acquisition of Oriental Brewery, South Korea’s leading brewer, at an enterprise value of US$5.8 billion.

AB InBev’s portfolio consists of well over 200 beer brands including 16 brands with an estimated retail sales value of US$1 billion. This diverse portfolio includes global brands Budweiser, Stella Artois and Corona. AB InBev invests the majority of its resources and efforts into certain ‘Focus Brands’ selected on the basis of their growth and profit potential. In 2014, Focus Brand volume increased 2.2% and accounted for 68% of AB InBev’s own beer volume.

AB InBev is organised into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which its operations are based. As a result, it has a global footprint with a balanced exposure to developed and developing markets and production facilities spread across its six geographical zones. It has significant brewing operations within the developed markets in its North America zone (which accounted for 26.4% of its consolidated volumes for the year ended 31 December 2014) and in its Europe zone (which accounted for 9.7% of its consolidated volumes for the year ended 31 December 2014).

It also has significant exposure to developing markets in Latin America North (which accounted for 27.3% of its consolidated volumes in the year ended 31 December 2014), Asia Pacific (which accounted for 18.0% of its consolidated volumes in the year ended 31 December 2014), Latin America South (which accounted for 8.0% of its consolidated volumes in the year ended 31 December 2014) and Mexico (which accounted for 8.5% of its consolidated volumes in the year ended 31 December 2014). Its 2014 volumes (beer and non-beer) were 459 million hectoliters and its revenue amounted to US$47.1 billion.

In 2014, AB InBev generated revenue of US$47.1 billion which represents an organic increase of 5.9% compared to the previous year. EBITDA grew 6.6% to US$18.5 billion and EBITDA margin increased by 25 basis points to 39.4%. Normalised profit attributable to equity holders rose 11.7% in nominal terms to US$8.9 billion. AB InBev has its ordinary shares listed on Euronext Brussels (and a secondary listing on the Mexico Stock Exchange) with a market capitalisation of approximately €179 billion (as at 10 November 2015, being the last Business Day prior to this Announcement) and ADRs listed on the New York Stock Exchange.

10.	Information relating to Newco

Newco will be incorporated in Belgium as a limited liability company and will be formed for the purpose of implementing the Transaction. AB InBev will merge into Newco pursuant to the terms of the Belgian Merger so that Newco will be the new holding company for the Combined Group after Completion. Newco will not trade following its incorporation, nor will it enter into any obligations, prior to Completion other than in connection with the Transaction. See Appendix 6 to this Announcement for further details of Newco and the terms of the Newco Shares.

11.	Partial Share Alternative

As an alternative to the Cash Consideration to which they would otherwise be entitled under the Transaction, SABMiller Shareholders may elect to receive a combination of Restricted Shares and cash in respect of all (but not part only) of their holding of UK Scheme Shares, in each case subject to the terms and conditions of the Partial Share Alternative, full details of which will be set out in the UK Scheme Document and the Form of Election.

Under the terms of the Transaction, the holders of UK Scheme Shares on the register of members of SABMiller at the UK Scheme Record Time who validly elect for the Partial Share Alternative will receive:

For each UK Scheme Share:	£3.7788 in cash

and

0.483969 Restricted Shares

subject to the terms and conditions of the Partial Share Alternative.

The Partial Share Alternative is equivalent to a value of £41.85 per SABMiller Share on 10 November 2015. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares.

The cash element of the Partial Share Alternative is priced in pounds sterling. However, SABMiller Shareholders on the South African register who validly elect for the Partial Share Alternative will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and £2,545,387,824 in cash, which will be available for approximately 41.6% of the SABMiller Shares. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the balance of the consideration due to SABMiller Shareholders who have made such elections will be satisfied in cash in accordance with the terms of the Transaction. As a result of this, SABMiller Shareholders who make a valid election under the Partial Share Alternative will not know the precise number of Restricted Shares, or the exact amount of cash, they will receive pursuant to the Transaction until settlement of the Consideration for the Transaction. SABMiller Shareholders who elect for the Partial Share Alternative will expressly agree for the benefit of AB InBev, as part of the terms of the UK Scheme, to tender part of their holding of Initial Shares into the Belgian Offer to satisfy the cash element of the Partial Share Alternative and, if applicable, to reflect the pro rata scale back (see paragraph 12 for further details).

The availability of the Partial Share Alternative to certain Overseas Shareholders may be restricted, see paragraph 21 for further details.

Persons electing for the Partial Share Alternative will have their entitlement to Restricted Shares rounded down to the nearest whole number of shares. Fractions of Restricted Shares will not be issued.

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. From Completion, the Restricted Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. Further details of the rights attaching to the Restricted Shares are set out in Appendix 6 to this Announcement.

SABMiller Shareholders who elect for the Partial Share Alternative and receive Restricted Shares thereunder will, upon Completion of the Transaction, be shareholders in Newco (alongside the former AB InBev Shareholders, with AB InBev having ceased to exist pursuant to the terms of the Belgian Merger). Further details in relation to Newco are set out in paragraph 10 and Appendix 6 of this Announcement.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to vote in favour of the Transaction (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at the close of business on 10 November 2015 (being the last Business Day before the date of this Announcement). In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and £2,545,387,824 in cash then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable). Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

AB InBev and the individuals serving as AB InBev Directors as of the date of this Announcement each intend until the fifth anniversary of Completion: (i) not to propose at any general meeting a resolution (or cause any other person to do so), and (ii) not to vote in favour of (and to vote against) any resolution, which would (or would have the effect of): (a) removing or relaxing the transfer restrictions in relation to the Restricted Shares as summarised in Appendix 6; or (b) allowing conversion of the Restricted Shares into New Ordinary Shares, in both cases prior to the fifth anniversary of their issue save when permitted by the terms summarised in Appendix 6. The AB InBev Reference Shareholder also intends to procure (so far as it is able) the same. Furthermore, the statements of AB InBev are intended to be binding on Newco following Completion. These statements of intention will be set aside in the event that: (a) a tender offer is made for the whole of the issued share capital of Newco (excluding for the avoidance of doubt the Belgian Offer) and such offer becomes wholly unconditional; or (b) Newco implements a merger with a third party, in both cases in circumstances where the shareholders of Newco immediately prior to such merger or tender offer do not control, or exercise joint control over, Newco or the surviving entity (as applicable) following such merger or tender offer. The rights and restrictions attaching to the Restricted Shares as well as other details relating to Newco are summarised in Appendix 6.

It is intended that the ADR programme in respect of SABMiller Shares will be terminated following the UK Scheme Effective Date. SABMiller Shareholders will not be able to deposit the Restricted Shares in an ADR facility or to hold or trade ADRs representing those Restricted Shares. See paragraph 20 of this Announcement for further details.

The SABMiller Directors express no view in relation to the Partial Share Alternative. Their views in this regard will be provided in the UK Scheme Document. SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this Announcement (including the factors listed in this paragraph 11) and the Transaction Documents (when published).

Further details of the Partial Share Alternative, including details of those SABMiller Shareholders that will be eligible to elect for the Partial Share Alternative, and a valuation of the Restricted Shares pursuant to Rule 24.11 of the City Code will be set out in the UK Scheme Document and the Form of Election.

SABMILLER SHAREHOLDERS SHOULD NOTE THAT THE RESTRICTED SHARES ARE NOT TRANSFERABLE, WILL NOT BE LISTED AND THAT NO MARKET EXISTS OR IS EXPECTED TO EXIST IN THEM. ACCORDINGLY HOLDERS WILL NOT BE ABLE TO SELL THE RESTRICTED SHARES PRIOR TO THEIR CONVERSION INTO NEW ORDINARY SHARES WHICH WILL NOT BE POSSIBLE BEFORE THE FIFTH ANNIVERSARY OF

COMPLETION. SABMILLER SHAREHOLDERS SHOULD ALSO NOTE THAT THE VALUE OF THE PARTIAL SHARE ALTERNATIVE WILL FLUCTUATE AND COULD OVER TIME EXCEED THE VALUE OF THE CASH CONSIDERATION ON A SEE-THROUGH BASIS TO THE THEN PREVAILING SHARE PRICE OF AB INBEV AND BEFORE AN ILLIQUIDITY DISCOUNT. AS AT THE DATE OF THIS ANNOUNCEMENT, ON THIS BASIS, THE VALUE OF THE PARTIAL SHARE ALTERNATIVE IS AT A DISCOUNT TO THE CASH CONSIDERATION. GIVEN THESE LIQUIDITY RESTRICTIONS AND THE CURRENT VALUATION DIFFERENTIAL, SABMILLER SHAREHOLDERS SHOULD CONSIDER THEIR CIRCUMSTANCES VERY CAREFULLY AND TAKE PROFESSIONAL ADVICE BEFORE ELECTING FOR THE PARTIAL SHARE ALTERNATIVE.

AS SET OUT ABOVE, AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, OR THE CONTINUED HOLDING OF RESTRICTED SHARES, MAY BE AFFECTED BY THE LEGAL OR REGULATORY REQUIREMENTS OF CERTAIN JURISDICTIONS. SABMILLER SHAREHOLDERS SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY APPLICABLE LEGAL OR REGULATORY REQUIREMENTS OF THEIR JURISDICTION.

12.	Proposed Structure of the Transaction

In summary, the Transaction will be implemented by means of the acquisition of SABMiller by Newco (a Belgian company to be formed by SABMiller (or an incorporation agent or other third party upon the instruction of SABMiller) for the purposes of the Transaction). AB InBev will then make a voluntary cash takeover offer for the shares in Newco of former SABMiller Shareholders for the purpose of satisfying the Cash Consideration and the cash element of the Partial Share Alternative. AB InBev will subsequently merge into Newco so that, following Completion of the Transaction, Newco will be the new holding company for the Combined Group.

It is intended that the Transaction will be effected by way of the three step process summarised below (the “Proposed Structure”). AB InBev and SABMiller reserve the right to implement the Transaction through different steps and processes, subject to the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19. The precise steps and processes will be set out in the Transaction Documents. Pursuant to the Proposed Structure, Newco will become the holder of the entire issued and to be issued share capital of SABMiller, as well as all of the assets and liabilities of AB InBev at Completion, and the current AB InBev Shareholders (and those SABMiller Shareholders who will hold Restricted Shares pursuant to the Partial Share Alternative) will be the shareholders of Newco upon Completion.

Step 1: The UK Scheme

It is intended that, once the Pre-Conditions and the Conditions have been satisfied or waived, Newco will acquire the entire issued and to be issued share capital of SABMiller through a UK Court sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the Companies Act 2006. In addition to the Pre-Conditions and Conditions, the UK Scheme is subject to certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the UK Scheme Document and the Form of Election.

All conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural Conditions set out in paragraphs (b)(iii),

(b)(iv), (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2) will be satisfied or waived prior to the UK Scheme becoming effective.

Under the terms of the UK Scheme:

(a)	the UK Scheme Shares will be transferred to Newco in consideration for which UK Scheme Shareholders will receive 100 Initial Shares for each UK Scheme Share;

(b)	UK Scheme Shareholders will have the opportunity to elect for the Partial Share Alternative or the Cash Consideration by completing a Form of Election;

(c)	UK Scheme Shareholders who validly complete a Form of Election will appoint the Agent in respect of all of their Initial Shares:

(i)	if they do not elect for the Partial Share Alternative, to tender their Initial Shares into the Belgian Offer in exchange for cash consideration of £0.44 per Initial Share; or

(ii)

if they elect for the Partial Share Alternative, to tender such number of Initial Shares into the Belgian Offer as is required to satisfy the cash element payable pursuant to the Partial Share Alternative including, if applicable, any additional cash payable as a result of pro rata scaling back of elections for the Partial Share Alternative (with the remaining Initial Shares to be retained by the relevant UK Scheme Shareholder and reclassified (and consolidated) into Restricted Shares shortly after completion of the Belgian Offer (see further Step 2 below));

(d)

UK Scheme Shareholders who do not validly complete a Form of Election shall be deemed to have elected for the Cash Consideration and to have appointed the Agent to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of £0.44 per Initial Share; and

(e)

UK Scheme Shareholders who elect for the Partial Share Alternative will be deemed to agree with Newco and AB InBev to be bound by the Belgian Merger in respect of all their Restricted Shares (see Step 3 below).

The Agent will act as the agent of the UK Scheme Shareholders and will act only on the basis of their elections or deemed elections. The Agent will not be authorised to respond to the Belgian Offer on behalf of UK Scheme Shareholders before the day on which the Belgian Offer closes.

Elections for the Cash Consideration and the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the issue of the Initial Shares until such time as AB InBev may determine prior to the Belgian Offer closing and will be set out in the Transaction Documents. Any election by UK Scheme Shareholders for the Cash Consideration will be invalid if such election is in breach of a contractual undertaking to elect for the Partial Share Alternative given to AB InBev in relation to the Transaction (unless determined otherwise). In such circumstances, the relevant SABMiller Shareholder will be deemed to have elected for the Partial Share Alternative in respect of their entire beneficial holding of SABMiller Shares.

The Initial Shares will be unlisted ordinary shares in Newco the terms of which are summarised in Appendix 6.

To become effective, the UK Scheme requires the approval of SABMiller Shareholders (or any class or classes of them) at a meeting or meetings convened with the permission of the UK Court. Any resolution proposed at the UK Scheme Court Meeting must be approved by a majority in number of the SABMiller Shareholders (or any such classes of them) present and voting at the meeting, either in person or by proxy, representing not less than 75% of the UK Scheme Shares voted at such UK Scheme Court Meeting.

As a result of the arrangements with Altria and BEVCO described in this Announcement, it will be necessary for SABMiller to determine with the UK Court whether, for the purposes of voting at the UK Scheme Court Meeting, Altria and/or BEVCO should be treated as one class along with all the other SABMiller Shareholders (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The UK Court will consider whether the legal rights of the SABMiller Shareholders under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for a particular SABMiller Shareholder or SABMiller Shareholders to be distinguished as a separate class.

In addition, a special resolution must be passed at the SABMiller General Meeting to deal with certain ancillary matters which require the approval of SABMiller Shareholders representing at least 75% of the votes cast at the SABMiller General Meeting (either in person or by proxy). The SABMiller General Meeting will be held immediately after the UK Scheme Court Meeting. The SABMiller Meetings will be held as soon as practicable after the AB InBev General Meeting and the Newco General Meeting will be held as soon as practicable after the SABMiller Meetings.

The UK Scheme shall lapse if:

•

the SABMiller Meetings are not held by the 22nd day after the expected date of the SABMiller Meetings to be set out in the UK Scheme Document in due course (or such later date as may be agreed between AB InBev and SABMiller);

•

the UK Scheme Court Sanction Hearing to approve the UK Scheme is not held by the later of the 22nd day after the expected date of such hearing as set out in the UK Scheme Document and 30 days after all the Conditions other than the Post Scheme Sanction Conditions and Condition (a)(iii) of Part A of Appendix 2 have been satisfied or waived (or such later date as may be agreed between AB InBev and SABMiller); or

•	the UK Scheme does not become effective by the Long Stop Date,

provided, however, that the deadlines for the timing of the SABMiller Meetings and the UK Scheme Court Sanction Hearing to approve the UK Scheme as set out above may be waived by AB InBev, and the deadline for the UK Scheme to become effective may be extended by agreement between SABMiller and AB InBev.

In addition, implementation of the UK Scheme will require Newco Shareholders to have approved the Capital Increase (including the issue of the Initial Shares). In order to be effective, the Capital Increase must be approved by the Newco General Meeting with a majority of 75% provided at least 50% of the Newco Shares are represented. The Newco General Meeting will be held as soon as practicable after the SABMiller General Meeting and the SABMiller General Meeting will be held as soon as practicable after the AB InBev General Meeting. Following the SABMiller Meetings and the Newco General Meeting, the UK Scheme must be sanctioned by the UK Court.

The UK Scheme will only become effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all SABMiller Shareholders, irrespective of whether or not they attended or voted at the SABMiller Meetings.

The UK Scheme Document will include full details of the UK Scheme together with the Partial Share Alternative and notices of the UK Scheme Court Meeting and the SABMiller General Meeting and the expected timetable, and will specify the action to be taken by SABMiller Shareholders. The UK Scheme Document will be despatched to SABMiller Shareholders as soon as reasonably practicable after the date on which the Pre-Conditions are satisfied and/or waived, as applicable.

The UK Scheme will be governed by English law. The UK Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UK Listing Authority.

Newco will undertake to the UK Court on the terms to be set out in the UK Scheme to take the steps legally necessary on its part to satisfy the Post Scheme Sanction Conditions. AB InBev will undertake to the UK Court on the terms to be set out in the UK Scheme to take the steps necessary to implement the Belgian Offer and the Belgian Merger, subject only to the UK Scheme becoming effective, and to satisfy any Conditions to the Belgian Offer and/or the Belgian Merger that remain outstanding after the UK Scheme becomes effective. The Agent will undertake to the UK Court on the terms to be set out in the UK Scheme to tender the Initial Shares in the Belgian Offer on behalf of all the SABMiller Shareholders to the extent described above.

The UK Scheme is expected to become effective in the second half of 2016. It is intended that dealings in SABMiller Shares will be suspended shortly prior to the UK Scheme Effective Date at a time to be set out in the UK Scheme Document. It is further intended that: (i) an application will be made to the London Stock Exchange for the cancellation of trading of SABMiller Shares on its main market for listed securities and the UK Listing Authority will be requested to cancel the listing of SABMiller Shares on the Official List; (ii) an application will be made to the JSE for the cancellation of the listing and trading of SABMiller Shares on the JSE; and (iii) the ADR programme in respect of SABMiller Shares will be terminated, in each case to take effect on or shortly after the UK Scheme Effective Date.

If the UK Scheme is sanctioned by the UK Court, SABMiller Shares held in treasury will be cancelled prior to the UK Scheme Record Time. Share certificates in respect of the SABMiller Shares will cease to be valid on the first Business Day following the UK Scheme Effective Date. In addition, entitlements held within the CREST system to the SABMiller Shares will be cancelled on the first Business Day following the UK Scheme Effective Date. As soon as reasonably practicable after the UK Scheme becomes effective, SABMiller will be re-registered as a private limited company and (unless AB InBev determines otherwise) will file a “check the box” election to be treated as an entity disregarded from Newco for US tax purposes, effective as of the day after SABMiller is re-registered as a private company.

The SABMiller Shares will be acquired pursuant to the UK Scheme fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this Announcement other than any Permitted Dividend (on the terms set out in paragraph 17 of this Announcement).

The deferred shares of £1 each in the capital of SABMiller (the “Deferred Shares”) will be repurchased by SABMiller prior to the UK Scheme Record Time in consideration of the payment of £1 for all such shares. Following such repurchase, the Deferred Shares will be held in treasury. A resolution to approve the repurchase will be proposed at the SABMiller General Meeting.

Newco will cancel all of the shares held by its incorporators with effect simultaneously with the completion of the Capital Increase. Immediately following the Capital Increase the UK Scheme Shareholders will own all of the issued and outstanding shares of Newco.

Step 2: The Belgian Offer

AB InBev will make a voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the Initial Shares issued to the UK Scheme Shareholders as a result of the UK Scheme. It is currently intended that the Belgian Offer will be made on the day following the UK Scheme Effective Date or as soon as reasonably practicable thereafter.

The Belgian Offer will be conditional on, among other things, (i) the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting; (ii) the UK Scheme becoming effective; (iii) the UK Scheme Shares being registered in the name of Newco; and (iv) the Initial Shares being issued by Newco to the SABMiller Shareholders pursuant to the Capital Increase. The AB InBev General Meeting will be held as soon as practicable before the SABMiller Meetings and the Newco General Meeting will be held as soon as practicable after the SABMiller Meetings.

All conditions to the Belgian Offer (other than the UK Scheme becoming effective, the UK Scheme Shares being registered in the name of Newco and the Initial Shares being issued by Newco to the UK Scheme Shareholders pursuant to the Capital Increase (which Newco will have undertaken to the UK Court to do)) will be satisfied prior to the UK Scheme becoming effective.

The Belgian Offer will be open until such time as AB InBev may determine on the day following the day on which the Conditions in paragraph (b) of Part A of Appendix 2 are satisfied (or such later date as AB InBev shall determine). Elections for the Cash Consideration and the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) until such time as AB InBev may determine prior to the closing of the Belgian Offer. SABMiller Shareholders will also have had the opportunity to instruct the Agent during the UK Scheme process (prior to being issued their Newco Shares). The Agent will not be authorised to respond to the Belgian Offer on behalf of UK Scheme Shareholders before the day on which the Belgian Offer closes.

Newco Shareholders or UK Scheme Shareholders who do not elect for the Partial Share Alternative will receive the Cash Consideration. Any election for the Cash Consideration will be invalid if such election is in breach of a contractual undertaking to elect for the Partial Share Alternative given to AB InBev in relation to the Transaction (unless determined otherwise).

Newco Shareholders who validly instruct the Agent to elect to receive the Partial Share Alternative will retain their Initial Shares and receive some cash (subject to and in accordance with the terms of the Partial Share Alternative) by tendering part of their holding of Initial Shares into the Belgian Offer to satisfy the cash element of the Partial Share Alternative and, if applicable, to reflect the pro rata scale back. Pursuant to the terms of the Newco Articles, the Initial Shares not acquired by AB InBev (which will be retained by SABMiller Shareholders who have elected for the Partial Share Alternative) will be reclassified and consolidated as Restricted Shares on completion of the Belgian Offer on the basis of one Restricted Share for every 188.879490590964 Initial Shares held. The aggregate entitlement of a holder of Initial Shares to Restricted Shares will be rounded down to the nearest whole number. Fractions of a Restricted Share will not be issued.

The sale of the Initial Shares tendered pursuant to the Belgian Offer by the UK Scheme Shareholders shall take place when the Agent accepts the Belgian Offer on behalf of the UK Scheme Shareholders by notifying AB InBev of the number of Initial Shares tendered in the context of the Belgian Offer.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme, and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. From Completion, the Restricted Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. Further details of Newco and the rights attaching to the Restricted Shares are set out in paragraph 10 and Appendix 6 to this Announcement.

Upon closing of the Belgian Offer and pending completion of the Belgian Merger, the shareholders of Newco will be AB InBev and the holders of the Restricted Shares (being the SABMiller Shareholders who validly instructed the Agent to elect for the Partial Share Alternative).

At completion of the Belgian Offer the initial directors of Newco will resign and the appointment by the Newco General Meeting of new directors nominated upon instruction from AB InBev will be effective. See Appendix 6 to this Announcement for further details.

Step 3: The Belgian Merger and the Listings

Following closing of the Belgian Offer, AB InBev will merge into Newco through a reverse merger under the Belgian Companies Code, pursuant to which AB InBev Shareholders will become shareholders in Newco and Newco will be the surviving entity.

AB InBev Shareholders will receive one New Ordinary Share in Newco for each AB InBev Share held at the record date for the Belgian Merger.

The Belgian Merger is conditional on, among other things: (i) the Belgian Offer completing; (ii) the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting; (iii) the Newco Resolutions being passed by the requisite majority of Newco Shareholders at the Newco General Meeting; (iv) the Initial Shares tendered in the Belgian Offer being transferred to AB InBev; and (v) the notarial deed acknowledging completion of the Belgian Merger being passed. AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who as at the close of business on 10 November 2015 collectively hold approximately 51.8% of the issued share capital of AB InBev, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

All conditions to the Belgian Merger (other than the closing of the Belgian Offer and certain procedural conditions set out in paragraphs (c)(iv) and (c)(v) of Part A of Appendix 2 (which Newco and AB InBev will have undertaken to the UK Court to do)) will be satisfied prior to the UK Scheme becoming effective.

Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newco and Newco will automatically substitute for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon completion of the Belgian Merger, AB InBev will be dissolved by operation of Belgian law. The existing Newco Shares held by AB InBev will be cancelled and Newco will issue New Ordinary Shares to AB InBev Shareholders on a one-for-one basis.

In connection with the Belgian Merger, AB InBev and Newco will prepare and make available to AB InBev Shareholders and Newco Shareholders the Belgian Merger Documents summarising the background to and reasons for the Belgian Merger. In addition, AB InBev and Newco will prepare the Belgian Merger US Documents which will be made available to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States. The AB InBev Board and the Newco Board will also convene the AB InBev General Meeting and the Newco General Meeting, respectively.

It is expected that the Belgian Merger Documents will be made available no later than six weeks prior to the date on which the AB InBev General Meeting and the Newco General Meeting will be held (with the AB InBev General Meeting being held as soon as practicable before the SABMiller Meetings and the Newco General Meeting being held as soon as practicable after the SABMiller Meetings).

Upon or shortly after completion of the Belgian Merger, the New Ordinary Shares will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and the Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of New Ordinary Shares) will be listed on the New York Stock Exchange, upon which each holder of AB InBev ADRs would automatically become a holder of ADRs representing a fixed ratio of New Ordinary Shares.

The AB InBev Board and the SABMiller Board each recognise that in order to achieve the expected benefits of the Transaction and optimise the structure going forwards, it may be desirable to implement certain restructurings or reorganisations. AB InBev and SABMiller or their subsidiaries intend to work together to consider and implement any such agreed steps at the appropriate time. The detailed steps for such restructurings or reorganisations are not yet known and finalisation of any such steps would be subject to appropriate engagement with stakeholders including employee representative bodies such as unions and works councils.

Indicative timetable for the Transaction

The timetable for the Transaction is dependent on the timing of the satisfaction and/or waiver of the Pre-Conditions and Conditions. However, SABMiller and AB InBev currently anticipate the following sequence of events. A full anticipated timetable will be set out in the UK Scheme Document and the Belgian Offer Prospectus.

Posting of the Transaction Documents	As soon as practicable following satisfaction or waiver of the Pre-Conditions

AB InBev General Meeting and SABMiller Meetings held	As soon as practicable following posting of the Transaction Documents

Newco General Meeting held	After the SABMiller General Meeting

UK Scheme Court Sanction Hearing	As soon as practicable following the AB InBev, SABMiller and Newco meetings and satisfaction or waiver of those Conditions that are to be satisfied before the UK Scheme becomes effective

UK Scheme Effective Date	As soon as practicable after the UK Scheme Court Sanction Hearing

Belgian Offer is closed	As soon as practicable (but at least one day) after the UK Scheme Effective Date

Belgian Merger is completed	Shortly after the Belgian Offer closes

13.	Management and employees

Both AB InBev and SABMiller have deep roots in some of the most historic beer cultures around the world with strong management teams drawn from many different countries.

The Transaction will create one of the world’s leading consumer products companies and enhance existing capabilities of both AB InBev and SABMiller. The Combined Group will benefit from the skills, enthusiasm, commitment, energy and drive of the combined global talent base and offer significant opportunities for employees in a business of greater size and scope.

AB InBev attaches great importance to the skills and experience of the existing management and employees of SABMiller and recognises that SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence. As a result, AB InBev would expect that key members of SABMiller’s management team and employees would play a significant role in the Combined Group across the organisation.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion and beyond. AB InBev and SABMiller have therefore agreed to certain retention and incentivisation arrangements for SABMiller employees.

SABMiller and AB InBev have agreed that certain SABMiller employees (excluding the SABMiller executive directors and the members of the executive committee) will be eligible for cash retention payments, payable in instalments over a period of 24 months from the date of this Announcement and conditional upon the employee performing satisfactorily and not resigning or being dismissed for cause prior to the relevant payment date.

SABMiller and AB InBev have also agreed that they may put in place such additional retention, transaction and incentivisation arrangements as they agree from time to time.

SABMiller and AB InBev have agreed that bonus payments for SABMiller employees (other than for the SABMiller executive directors) for the part year to Completion will be paid at 75% of maximum on a pro rata basis. AB InBev has also agreed that, for those employees of the SABMiller Group (other than the SABMiller executive directors and members of the executive committee) who remain in employment at the end of the financial year in which Completion occurs, bonus payments will be calculated by reference to actual performance achieved but will be subject to a multiplier of 1.2, provided certain targets are achieved. Any employee (other than the SABMiller executive directors) who leaves between Completion and the end of the financial year will be entitled to a bonus calculated by reference to the higher of 75% of maximum or actual performance (on a pro rata basis) less any payment made at Completion. Any employee (other than the SABMiller executive directors and the members of the executive committee) who is subject to a qualifying termination in the 24 months following Completion will have the period of notice to which they would otherwise be legally entitled doubled (up to a maximum of 12 months’ notice) for the purposes of calculating their notice payments.

In addition to these retention and incentive arrangements, AB InBev has agreed that it will, for at least one complete financial year following Completion, preserve the terms and conditions of employment of all employees who remain with the SABMiller Group.

The AB InBev Board recognises that in order to achieve the expected benefits of the Transaction, operational and administrative restructuring will be required following Completion. The detailed steps for such a restructuring are not yet known and finalisation of any such steps would be subject to appropriate engagement with stakeholders including employee representative bodies such as unions and works councils.

AB InBev confirms that, upon and following completion of the Transaction, it will fully observe the existing contractual and statutory employment rights, including in relation to pensions, of SABMiller’s management and employees in accordance with applicable law.

Further information in respect of employees and pensions will be set out in the UK Scheme Document.

14.	SABMiller Share Plans

Share-based long-term incentives are an integral part of SABMiller’s approach to competitive performance-based pay and are aligned to shareholders’ returns over a 3 to 5 year period to ensure a clear line of sight between pay and value creation for shareholders. SABMiller grants value share awards and/or performance share awards under the SABMiller Share Award Plan and/or market value options or stock appreciation rights under the SABMiller Share Option Plans.

Performance share awards granted under the SABMiller Share Award Plan will vest when the UK Court sanctions the UK Scheme in accordance with the rules of the plan and subject to time pro-rating. In accordance with SABMiller’s previous practice, time pro-rating will be calculated over a 12 month period so that any awards granted or having a performance period beginning 12 months or more before the UK Court sanction will vest in full. SABMiller shall satisfy all vested performance share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

Share options and stock appreciation rights granted under the SABMiller Share Option Plans will vest and become exercisable when the UK Court sanctions the UK Scheme in accordance with the rules of the relevant plan and subject to time pro-rating calculated in the same manner as for performance share awards described above. Options and stock appreciation rights that are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options and stock appreciation rights that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

Value share awards granted under the SABMiller Share Award Plan will vest when the UK Court sanctions the UK Scheme in accordance with the rules of the plan and the number of shares which vest will be calculated in accordance with the applicable performance condition shortly before the UK Court sanctions the UK Scheme. SABMiller shall satisfy all vested value share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

If SABMiller grants options under the SABMiller plc Sharesave Plan such options will vest and become exercisable when the UK Court sanctions the UK Scheme for a limited period. Options may only be exercised using the savings a participant has made up to the date of exercise. Options exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

SABMiller Shares outstanding under the SABMiller plc Employee Share Purchase Plan will vest and be released in full to participants prior to the UK Scheme Record Time.

Awards which vest and options and stock appreciation rights which vest and are exercised prior to the UK Scheme Record Time will be satisfied by an allotment, issue or transfer of SABMiller Shares prior to the UK Scheme Record Time. The UK Scheme will extend to such SABMiller Shares.

Options and stock appreciation rights which are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Unless SABMiller and AB InBev agree otherwise, these options and stock appreciation rights will be satisfied by an allotment, issue or transfer of SABMiller Shares. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which are or first become exercisable (or would have become exercisable but for any prohibition on exercise introduced into the rules of the relevant SABMiller Share Plan or otherwise imposed by SABMiller) in the period commencing with the UK Court sanctioning the UK Scheme and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time), will be immediately repurchased by SABMiller for an amount equal to the Cash Consideration. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which first become exercisable on or after Completion will be immediately transferred to Newco in exchange for an amount equal to the Cash Consideration. The terms of these repurchases and exchanges will be set out in the proposed amendments to SABMiller’s Articles of Association which will be considered at the SABMiller General Meeting.

No option or stock appreciation right may be exercised and no allotment, issue or transfer of SABMiller Shares shall take place in the period from the UK Scheme Record Time to Completion.

Participants in the SABMiller Share Plans will be contacted separately regarding the terms of the appropriate proposals AB InBev will make to them and the effect of the UK Scheme on their awards, options and/or stock appreciation rights under the SABMiller Share Plans (as summarised above).

15.	Financing of the Transaction

AB InBev intends to finance the cash consideration payable to SABMiller Shareholders pursuant to the Transaction from existing cash resources and third party debt.

AB InBev has entered into loan facilities with certain of its key relationship banks in connection with the financing of the cash consideration payable to SABMiller Shareholders pursuant to the Transaction.

In accordance with Rule 2.7(d) of the City Code, Lazard, as lead financial adviser to AB InBev, is satisfied that sufficient resources are available to AB InBev to satisfy in full the cash consideration payable pursuant to the terms of the Transaction.

Further information on the financing of the Transaction will be set out in the UK Scheme Document.

16.	Offer-related arrangements

Confidentiality Agreements

AB InBev and SABMiller have entered into a mutual Confidentiality Agreement dated 14 October 2015 pursuant to which each of AB InBev and SABMiller has undertaken, among other things, to keep certain information relating to the Transaction and the other party confidential and not to disclose it to third parties (other than to permitted parties) unless required by law or regulation. These confidentiality obligations will remain in force following completion of the Transaction.

AB InBev and SABMiller have also entered into a Clean Team Confidentiality Agreement dated 10 November 2015 which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared.

In addition, AB InBev and SABMiller have entered into a Confidentiality and Joint Defence Agreement dated 11 November 2015, the purpose of which is to ensure that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel preserves the confidentiality of such materials and does not result in a waiver of any privilege, right or immunity that might otherwise be available.

Co-operation Agreement

AB InBev and SABMiller have entered into the Co-operation Agreement pursuant to which AB InBev has agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the Pre-Conditions and Regulatory Conditions.

AB InBev and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller have also agreed to provide each other with reasonable information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of any other official authorisation or regulatory clearance required in relation to the implementation of the Transaction.

AB InBev has the right to terminate the Co-operation Agreement if: the SABMiller board withdraws or modifies its recommendation in respect of the Transaction; SABMiller announces that it will not convene the UK Court Meeting or the SABMiller General Meeting or post the UK Scheme Document (or UK Offer Document, as the case may be); the UK Court Meeting, Newco General Meeting and UK Scheme Court Sanction Hearing are not held by the specified dates; a Pre-condition or Condition is not satisfied or waived or has become incapable of satisfaction or waiver (where its invocation has been permitted by the Panel) by the Long Stop Date; the SABMiller Resolutions and Newco Resolutions are not passed; a Competing Proposal is recommended by the Relevant SABMiller Directors or completes; if the Transaction is, with the permission of the Panel and, when applicable, the BFSMA, withdrawn or lapses in accordance with its terms prior to the Long Stop Date; or if Completion has not occurred by the Long Stop Date. The Co-operation Agreement will also terminate upon notice by either part on the occurrence of a Break Payment Event.

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event, AB InBev has agreed to pay or procure the payment to SABMiller of US$3 billion if:

•	key AB InBev Resolutions are not passed by the specified date;

•

at or before the start of the AB InBev General Meeting, the AB InBev Board withdraws its recommendation to AB InBev Shareholders to vote in favour of the key AB InBev Resolutions and SABMiller confirms that it no longer intends to proceed with the Transaction (and the Panel and BFSMA, if applicable, confirms that AB InBev is no longer required to proceed with the Transaction); or

•

any Pre-condition or Regulatory Condition has not been satisfied or waived by 11:59pm on the date which is 14 days prior to the Long Stop Date, or AB InBev invokes (and is permitted by the Panel to invoke) any Pre-condition or Regulatory Condition prior to the Long Stop Date,

(each a “Break Payment Event”).

AB InBev and SABMiller have agreed to work together in good faith to develop a proposal in relation to SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme (the “Zenzele Scheme”) as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so) (a “Proposal”). For six months following the date of the Co-operation Agreement (or such longer period that SABMiller and AB InBev agree) or, if applicable, from the date of agreement between AB InBev and SABMiller on any Proposals, SABMiller will not give notice of an acceleration of the expiry of the Zenzele Scheme or a Proposal without AB InBev’s consent.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion (expected to be in the second half of 2016) and beyond. AB InBev and SABMiller have therefore agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors). The Co-operation Agreement also contains provisions in relation to the SABMiller Share Plans. Information about the SABMiller Share Plans is set out in paragraph 14 above.

Tax Matters Agreement

AB InBev and Altria have entered into a Tax Matters Agreement, pursuant to which Newco will provide assistance and co-operation to, and will give certain representations, indemnities and undertakings to, Altria in relation to certain matters that are relevant to Altria under US tax legislation. This Tax Matters Agreement will replace the existing Tax Matters Agreement that is in place between Altria and SABMiller.

Information Rights Agreement

AB InBev and Altria have entered into an Information Rights Agreement, pursuant to which Newco will share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in

Newco. This Information Rights Agreement will replace the existing Relationship Agreement that is in place between Altria and SABMiller.

Availability of offer related arrangements to other SABMiller Shareholders

Any UK Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newco:

(a)	on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newco Board that it meets the following criteria:

(i)	it is a United States corporation;

(ii)	it owns (or is deemed to own for US Federal income tax purposes) no less than five per cent. of the UK Scheme Shares; and

(iii)	it owns (or is deemed to own for US Federal income tax purposes) no less than ten per cent. of the Restricted Shares at Completion.

(b)	on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newco Board that it meets the following criteria:

(i)	it is the sole legal and beneficial holder of no less than ten per cent. of the share capital of Newco in issue from time to time;

(ii)	for the purposes of its financial reporting it accounts for its shareholding in Newco on the basis of the equity method of accounting in accordance with US GAAP; and

(iii)	it is a US listed company subject to the reporting requirements under the US Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

17.	Dividends

Under the terms of the Transaction and save as set out below, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six month period ending 30 September or 31 March prior to Completion, provided that:

(a)	any such dividend shall not exceed:

(i)	US$0.2825 per SABMiller Share for the six month period ended 30 September 2015;

(ii)	US$0.9375 per SABMiller Share for the six month period ending 31 March 2016 (with the sum of (i) and (ii) not to exceed US$1.22 per SABMiller Share);

(iii)

in respect of any subsequent six month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 30 September 2015; and

(iv)

in respect of any subsequent six month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share for the relevant six month period as compared to the ratio for the six month period ending 31 March 2016;

(b)	any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in the following financial year;

(c)

the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d)

the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e)

the resolution at the relevant annual meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the UK Scheme Effective Date has not occurred prior to that date, each dividend that is permissible under these criteria being a “Permitted Dividend”, and together, the “Permitted Dividends”.

For the avoidance of doubt, if Completion occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller Shareholders will not be entitled to receive such dividend.

If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to the UK Scheme Effective Date, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev reserves the right to reduce the Consideration by the amount of all or part of any such excess, in the case of a Permitted Dividend, or otherwise by the amount of all or part of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Share shall be calculated by reference to the value of 0.483969 of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of a reduction in Consideration) and the amount of any dividend not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted from Bloomberg at 4.30 pm GMT on the same date).

18.	Disclosure of interests in SABMiller

AB InBev confirms that it made an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.1(a) of the City Code, on 30 September 2015.

As at the close of business on 10 November 2015, (being the last practicable date prior to the publication of this Announcement), save for: (i) the disclosures in this paragraph 18; and (ii) the irrevocable undertakings referred to in paragraph 19 below, AB InBev does not have and nor, so far as AB InBev is aware, any person acting, or deemed to be acting, in concert (within the meaning of the City Code) with AB InBev (including AB InBev Directors), has:

•

any interest in, or right to subscribe for, any SABMiller Shares nor does any such person have any short position in SABMiller Shares, including any short position under a derivative, any agreement to sell, any delivery obligation or right to require another person to purchase or take delivery of SABMiller Shares;

•	procured an irrevocable commitment or letter of intent to accept the terms of the Transaction in respect of SABMiller Shares; or

•	borrowed or lent any SABMiller Shares or entered into any financial collateral arrangements relating to SABMiller Shares.

Furthermore, save for: (i) the disclosures in this paragraph 18; and (ii) the irrevocable undertakings described in paragraph 19 below, no arrangement exists between AB InBev, Newco, or SABMiller or any person acting in concert with AB InBev, Newco, or SABMiller in relation to SABMiller Shares. For these purposes, an arrangement includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to SABMiller Shares which may be an inducement to deal or refrain from dealing in such securities.

Name of AB InBev concert party	Number of SABMiller Shares	Percentage of SABMiller issued share capital (excluding treasury shares)
Deutsche Bank:
Oppenheim Asset Management Services s.f.r.l	12,450	0.00077%
DBX Advisors LLC	16	0.00000%
Barclays:
Barclays Trust Company (Jersey) Limited	42,950	0.00265%
Absa Portfolio Managers	113,243	0.00699%

Proprietary Ltd
Absa Asset Management Proprietary Ltd	1,824,473	0.11267%
BNP Paribas:
BNP Paribas Arbitrage S.A.	3,059,161	0.18892%
BNP Paribas Arbitrage S.A.	319,000 (warrants)	0.01970%
Bank Insinger de Beaufort NV	16,770	0.00104%
Cardif Assurance Vie	100,000	0.00618%
BGL BNP Paribas S.A.	7,850	0.00048%
BNP Paribas Investment Partners Netherlands N.V.	261,000	0.01612%
CamGestion	115,806	0.00715%
Cardif Assurances Risques Divers	2,100	0.00013%
BNP Paribas Wealth Management Monaco	1,750	0.00011%
THEAM	90,192	0.00557%
BNP Paribas Investment Partners Nederland N.V.	261,000	0.01612%
BNP Paribas Asset Management	1,785,765	0.11028%
BNP Paribas Investment Partners UK Ltd	1,311,860	0.08102%
Bank of America Merrill Lynch:
Bank of America Merrill Lynch	9,535	0.00059%
Standard Bank:

Standard Bank	3,513,301	0.21697%
Standard Bank	1,445,440 (short positions)	0.08926%

19.	Irrevocable undertakings

SABMiller Directors

The SABMiller Directors have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the SABMiller Resolutions, proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of all of the SABMiller Shares of which they are the beneficial holders or in which they are interested totalling 651,221 SABMiller Shares, representing in aggregate approximately 0.04% of SABMiller’s issued share capital.

The irrevocable undertaking from Alan Clark has been provided in respect of 352,960 SABMiller Shares held by The Clark Family Trust. Alan Clark has agreed to use reasonable endeavours to procure that the trustee of The Clark Family Trust complies with the provisions of the irrevocable undertaking, it being acknowledged that Alan Clark has no power to direct or control any actions by the trustee. In addition, the irrevocable undertaking provides that the trustee is in any event permitted to sell up to 176,480 SABMiller Shares.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but will cease to be binding on the date on which the Transaction is withdrawn or lapses in accordance with its terms.

SABMiller Shareholders

AB InBev has also received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to vote in favour of the SABMiller Resolutions, proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at close of business on 10 November 2015 (being the last Business Day prior to the date of this Announcement).

In addition, Altria and BEVCO have irrevocably undertaken to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively.

Altria

Pursuant to the terms of the irrevocable undertaking from Altria (the “Altria Irrevocable”), Altria is permitted to pledge its holding of SABMiller Shares in the period to Completion provided that the relevant pledgee provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the Altria Irrevocable (or such other form as AB InBev may agree). AB InBev has given its prior consent to Altria to certain pledges, such consent being binding on Newco.

The Altria Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	18 months from the date of this Announcement (or such later date as may be agreed by Altria);

(b)	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

(c)	if the Newco Resolution to adopt the new articles of association of Newco with effect from closing of the Belgian Offer is not passed;

(d)	if the Newco Resolution to adopt the new articles of association of Newco with effect from the closing of the Belgian Offer is revoked prior to the UK Scheme becoming effective;

(e)

if there is an increase in the Cash Consideration and Altria has not given its consent to such increase in circumstances where the cash element of the Partial Share Alternative is not increased by an equal (or greater) amount;

(f)	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

(g)	other than with the consent of Altria, if there is a switch to a UK Offer;

(h)

other than with the consent of Altria, if (i) changes are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11, 12 and 14 of this Announcement and Appendix 6 of this Announcement or Schedule 3 of the Co-operation Agreement); or (ii) if AB InBev agrees to, permits or in any way facilitates any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the City Code with respect to the Transaction, in each case which would be reasonably expected to have certain material adverse effects on Altria; or

(i)

other than with the consent of Altria, if AB InBev fails to deliver six Business Days prior to the SABMiller General Meeting the certification it is required to deliver on such date pursuant to the Tax Matters Agreement.

In the event that the Altria Irrevocable ceases to be binding in accordance with (h) or (i) above, Altria is required to vote against the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of its entire beneficial holding of SABMiller Shares respectively. As a result of Altria’s holding of SABMiller Shares, this requirement would be expected to result in the UK Scheme lapsing.

BEVCO

Pursuant to the terms of the irrevocable undertaking from BEVCO (the “BEVCO Irrevocable”), BEVCO has 83,288,000 SABMiller Shares pledged as at the date of this Announcement (the “Current Pledged Shares”). BEVCO is permitted to pledge additional SABMiller Shares in the period to Completion provided that the relevant pledgee provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the BEVCO Irrevocable (or such other form as AB InBev may agree). AB InBev has given its prior consent to BEVCO to certain pledges, such consent being binding on Newco.

The BEVCO Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	in respect of Current Pledged Shares, in the event of a foreclosure event;

(b)	18 months from the date of this Announcement (or such later date as may be agreed by BEVCO);

(c)	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

(d)	if the Altria Irrevocable:

(i)	lapses in accordance with its terms; or

(ii)

is varied or waived such that (in aggregate) there are commitments in force from or on behalf of holders of SABMiller Shares or Initial Shares (excluding BEVCO’s holding of SABMiller Shares or Initial Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 SABMiller Shares.

(e)	other than with the consent of BEVCO, if there is a switch to a UK Offer;

(f)

other than with the consent of BEVCO, if changes (which are required by applicable law, regulation (including the City Code) or applicable regulatory authority (including the Panel or BFSMA)) are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11 and 12 of this Announcement and Appendix 6 of this Announcement or Schedule 3 of the Co-operation Agreement) which would be reasonably expected to have certain material adverse effects on BEVCO:

(i)	in respect of the Current Pledged Shares; and

(ii)

in relation to BEVCO’s holdings of SABMiller Shares (excluding the Current Pledged Shares) the undertakings to vote in favour of the SABMiller Resolutions will lapse but (for the avoidance of doubt) the obligation to elect for the Partial Share Alternative will remain binding;

(g)

other than with the consent of BEVCO, if changes (which are not required by applicable law, regulation (including the City Code) or applicable regulatory authority (including the Panel or BFSMA)) are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11 and 12 of this Announcement and Appendix 6 of this Announcement or Schedule 3 of the Co-operation Agreement) which would be reasonably expected to have certain material adverse effects on BEVCO.

AB InBev Shareholders

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who as at 10 November 2015 collectively hold the voting rights in respect of approximately 51.8% of the issued share capital of AB InBev, to vote in favour of the AB InBev Resolutions at the AB InBev General Meeting. The irrevocable undertakings from EPS and BRC do not prevent EPS or BRC from disposing of their voting rights in AB InBev. As at 10 November 2015 EPS and BRC collectively hold the voting rights in respect of approximately 10.5% of the issued share capital of AB InBev.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding:

(a)	18 months from the date of this Announcement (or such later date as may be agreed by the AB InBev Reference Shareholder, EPS or BRC (as applicable));

(b)	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

(c)	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

(d)

if the Newco Resolutions to (i) adopt the new articles of association of Newco or (ii) appoint the new board of directors of Newco, in each case with effect from the closing of the Belgian Offer are not passed; or

(e)	if the NewCo Resolutions in (d) above are revoked prior to the UK Scheme becoming effective.

Further details of these irrevocable undertakings are set out in Appendix 4 to this Announcement.

20.	SABMiller ADRs

AB InBev and SABMiller have agreed that they will put arrangements in place to allow holders of SABMiller ADRs to participate in the Transaction, including the Partial Share Alternative. The SABMiller Depositary will contact holders of SABMiller ADRs with further details of these arrangements in due course.

SABMiller ADR holders that do not withdraw the underlying shares will not be entitled to attend the SABMiller Meetings but may vote in the SABMiller Meetings by returning a voting instruction card (which will be sent out in due course) to the SABMiller Depositary or by instructing their financial intermediary to do so. In addition, if SABMiller ADR holders surrender their SABMiller ADRs to the SABMiller Depositary for cancellation and withdraw the SABMiller Shares underlying the SABMiller ADRs in sufficient time to be entered on the SABMiller register of members, they may attend and vote at the SABMiller Meetings as a SABMiller Shareholder. However, any withdrawal of SABMiller Shares underlying the SABMiller ADRs will result in the incurrence of cancellation fees, other expenses and any applicable taxes by the holder.

Following the UK Scheme Effective Date, AB InBev intends to terminate SABMiller’s ADR programme.

21.	Overseas Shareholders and holders of SABMiller ADRs

The availability of the Transaction, the holding of Initial Shares and the forms of Consideration thereunder, the distribution of this Announcement to persons who are not resident in the United Kingdom, or the manner in which they participate in the Transaction, may be affected by the laws of the relevant jurisdiction in which they are located. Such persons should inform themselves of and observe any applicable legal or regulatory requirements of their jurisdiction. SABMiller Shareholders and holders of SABMiller ADRs who are in doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This Announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities. SABMiller Shareholders are advised to read carefully the UK Scheme Document, Form of Election and the forms of proxy once these have been dispatched.

22.	Documents on website

Copies of the following documents will by no later than 12 noon on 12 November 2015 be published on www.globalbrewer.com, www.ab-inbev.com and www.sabmiller.com:

(a)	this Announcement;

(b)	the irrevocable undertakings listed in Appendix 4;

(c)	the Confidentiality Agreement referred to in paragraph 16 above;

(d)	the Clean Team Confidentiality Agreement referred to in paragraph 16 above;

(e)	the Confidentiality and Joint Defence Agreement referred to in paragraph 16 above;

(f)	the Co-operation Agreement referred to in paragraph 16 above;

(g)	the Information Rights Agreement referred to in paragraph 16 above;

(h)	the Tax Matters Agreement referred to in paragraph 16 above; and

(i)	AB InBev’s financing arrangements in connection with the Transaction as referred to in paragraph 15 above.

23.	General

AB InBev reserves the right to elect (with the consent of the Panel and subject to the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) to implement the first step of the Transaction by way of a UK Offer and to otherwise change the Proposed Structure: (i) with the consent of the SABMiller Board; (ii) if a third party announces a firm intention to make an offer for SABMiller which is recommended by the SABMiller Board; or (iii) if the SABMiller Board otherwise withdraws its recommendation of the Transaction.

From 10 Business Days prior to the expected date of publication of the UK Scheme Document until Completion (or the Transaction lapsing or being withdrawn), SABMiller shall promptly announce if since the date of this announcement SABMiller has issued or, prior to Completion, SABMiller plans to issue, borrowings that would be treated as equity for US tax purposes.

If the first step of the Transaction is effected by way of a UK Offer and such UK Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, AB InBev intends to: (i) request that the London Stock Exchange and the UK Listing Authority cancel trading in SABMiller Shares on the London Stock Exchange’s main market for listed securities and the listing of the SABMiller Shares from the Official List; (ii) request that the JSE cancel the listing and trading of the SABMiller Shares on the JSE; (iii) request that the ADR programme in respect of SABMiller Shares be terminated; and (iv) exercise its rights to apply the provisions of Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily the remaining SABMiller Shares in respect of which the UK Offer has not been accepted.

Important notices relating to financial advisers

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

DB is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this Announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this Announcement, any statement contained herein or otherwise.

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this Announcement and is not, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this Announcement.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. 662 042 449 RCS Paris. BNP Paribas is lead supervised by the European Central Bank (ECB) and the Autorité de Contrôle Prudentiel et de Résolution (ACPR). BNP Paribas London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request.

Please note that BNP Paribas is acting exclusively for AB InBev and no one else in connection with the subject matter of this Announcement, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this Announcement.

Merrill Lynch International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any other matters referred to in this Announcement.

Standard Bank is authorised under South African Banking Law and regulated by the South African Reserve Bank. Standard Bank is acting as financial adviser to AB InBev only in relation to certain Africa related matters arising in connection with this Announcement and, in particular, is not advising AB InBev in relation to compliance under the Takeover Code. Standard Bank is not acting for anybody else in connection with the matters referred to in this Announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this Announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this Announcement, any statement contained or referred to herein or otherwise.

Robey Warshaw, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this Announcement or any matter referred to in this Announcement.

J.P. Morgan Cazenove is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters in this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to any matter referred to herein.

Morgan Stanley, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this Announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this Announcement or any other matter referred to herein.

Further information

This Announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor shall there be any sale, issuance or transfer of securities of AB InBev, Newco or SABMiller pursuant to the Transaction in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the Transaction Documents, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Transaction Documents. This Announcement does not constitute a prospectus or prospectus equivalent document.

AB InBev reserves the right to elect (with the consent of the Panel and subject to the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19 below) to implement the first step of the Transaction by way of a UK Offer and to make any necessary consequential changes to the Proposed Structure. In such event, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) an acceptance condition that is set at 90 per cent. (or such lesser percentage, as AB InBev may decide): (i) in nominal value of the shares to which such UK Offer would relate; and (ii) of the voting rights attached to those shares, and that is subject to AB InBev and/or (with the consent of the Panel) any members of the AB InBev Group having acquired or agreed to acquire, whether pursuant to the UK Offer or otherwise, shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of SABMiller, including, for this purpose, any such voting rights attaching to SABMiller Shares that are unconditionally allotted or issued before the UK Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Information relating to SABMiller Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by SABMiller Shareholders, persons with information rights and other relevant persons for the receipt of communications from SABMiller may be provided to AB InBev during the UK Offer Period as required under Section 4 of Appendix 4 of the City Code.

Overseas jurisdictions

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their SABMiller Shares with respect to the UK Scheme at the UK Scheme Court Meeting, to execute and deliver forms of proxy appointing another to vote at the UK Scheme Court Meeting on their behalf or to hold or vote Newco Shares, may be affected by the laws of the relevant jurisdictions in which they are located. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Initial Shares and/or the Restricted Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

Further details in relation to SABMiller Shareholders in overseas jurisdictions will be contained in the UK Scheme Document.

Additional US information

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgment obtained in US courts. Original actions or actions for the enforcement of judgments of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Investors should be aware that AB InBev or Newco may purchase or arrange to purchase SABMiller Shares otherwise than under any takeover offer or scheme of arrangement related to the Transaction, such as in open market or privately negotiated purchases.

The first part of the implementation of the Transaction is intended to be carried out under a scheme of arrangement provided for under English company law (which requires the approval of the SABMiller Shareholders). If so, it is expected that any Initial Shares to be issued pursuant to the UK Scheme to SABMiller Shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof.

The first part of the implementation of the Transaction may, in the circumstances provided for in this Announcement, instead be carried out by way of a takeover offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov and from AB InBev at www.ab-inbev.com.

Cautionary note regarding forward-looking statements

This Announcement, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Announcement include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this Announcement. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Announcement.

All forward-looking statements contained in this Announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Readers should not place undue reliance on forward-looking statements. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this Announcement and should also be considered by the reader.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

No forecasts or estimates

No statement in this Announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this Announcement should be interpreted to mean that earnings or earnings per AB InBev Share, Newco Share or per SABMiller Share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev Share, per Newco Share or per SABMiller Share.

Quantified financial benefits

The statements in the Quantified Financial Benefits Statements relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Publication on website and availability of hard copies

A copy of this Announcement is and will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on AB InBev’s website www.ab-inbev.com and on SABMiller’s website www.sabmiller.com by no later than 12 noon (London time) on the Business Day following this Announcement. For the avoidance of doubt, the contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Further information, including all documents related to the Transaction, can be found at www.globalbrewer.com.

AB InBev and SABMiller Shareholders may request a hard copy of this Announcement by contacting corporategovernance@ab-inbev.com (for AB InBev Shareholders) or SABMiller’s Deputy Company Secretary on +44 (0) 1483 264000 during business hours or by submitting a request in writing to The Company Secretarial Department, SABMiller plc, SABMiller House, Church Street West, Woking, Surrey GU21 6HS, United Kingdom (for SABMiller Shareholders). AB InBev and SABMiller Shareholders may also request that all future documents, announcements and information in relation to the Transaction be sent to them in hard copy form. For persons who have received a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested from the contact points included above in this paragraph.

If you are in any doubt about the contents of this Announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

Time

All times shown in this Announcement are London times, unless otherwise stated.

Appendix 1

PRE-CONDITIONS TO THE TRANSACTION

The posting of the UK Scheme Document (or making of a UK Offer, if applicable) will take place following the satisfaction or waiver of the Pre-Conditions below. AB InBev shall be entitled to waive each of the following Pre-Conditions in whole or in part.

European Commission clearance

(a)	Insofar as the Transaction constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:

(i)

the European Commission having issued a decision allowing the Transaction to proceed under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii)

if any aspect of the Transaction is referred to one or more competent authorities of a European Union or EFTA state under Article 9 of the Regulation, clearance, or confirmation that the Transaction may proceed having been received from each such competent authority.

US clearance

(b)

All necessary notifications and filings having been made and all or any applicable waiting periods (including any extensions thereof) under the HSR Act and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Transaction and the proposed acquisition of any SABMiller Shares or control of SABMiller by AB InBev or any member of the AB InBev Group.

Chinese MOFCOM clearance

(c)

Insofar as the Transaction triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Transaction or allowing the Transaction to proceed without conditions or on conditions proposed or offered by AB InBev, or all applicable waiting periods under the Anti-Monopoly Law in respect of the review of the Transaction having expired.

South Africa

(d)

The Competition Tribunal or the Competition Appeal Court, as the case may be, having approved the Transaction without conditions or on conditions proposed or offered by AB InBev, under the South African Competition Act, 89 of 1998 (as amended).

(e)

The Financial Surveillance Department of the South African Reserve Bank having accorded exchange control approval for the Transaction, in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as

amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev.

Appendix 2

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part A:	Conditions to the Transaction

The Transaction will be conditional upon the UK Scheme becoming effective by no later than the Long Stop Date.

UK Scheme

(a)	The UK Scheme will be conditional upon:

(i)

its approval by a majority in number of the UK Scheme Shareholders (or the relevant class or classes thereof, if applicable, unless all members of any such class have consented to be bound by the UK Scheme) present and voting, either in person or by proxy, at the UK Scheme Court Meeting (or at any separate class meeting which may be required by the UK Court) and representing not less than 75% in value of the UK Scheme Shares (or the relevant class or classes thereof, if applicable) voted by them, or such approval at any adjournment of any such meeting, held on or before the 22nd day after the expected date of the UK Scheme Court Meeting to be set out in the UK Scheme Document in due course or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow;

(ii)

all resolutions in connection with or necessary to approve and implement the Transaction being duly passed by the requisite majority or majorities at the SABMiller General Meeting, or at any adjournment of that meeting, held on or before the 22nd day after the expected date of the SABMiller General Meeting to be set out in the UK Scheme Document in due course (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(iii)

the sanction of the UK Scheme by the UK Court with or without modification (but subject to any such modification being acceptable to AB InBev and SABMiller) by the later of: (A) the 22nd day after the expected date of the UK Scheme Court Sanction Hearing to be set out in the UK Scheme Document in due course; and (B) 30 days after all the Conditions other than the Post Scheme Sanction Conditions and this Condition (a)(iii) have been satisfied or waived (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(iv)

the following occurring prior to delivery of the UK Scheme Court Order to the Registrar of Companies of England and Wales and the UK Scheme becoming effective pursuant to section 899(4) Companies Act 2006: (A) stock transfer forms which complete the transfer of all the UK Scheme Shares to Newco and which will enable Newco to be registered as the sole shareholder of SABMiller having been duly stamped under the applicable laws of the UK; or (B) other arrangements having been made with the appropriate tax authorities satisfactory to AB InBev and designed to ensure that there is no stamp duty related impediment to Newco becoming registered as the sole shareholder of

SABMiller within five working days of the UK Scheme Effective Date (where ‘working day’ means a day on which HM Revenue & Customs Stamp Office is open);

(v)	delivery of a copy of the UK Scheme Court Order to the Registrar of Companies in England and Wales; and

(vi)

the Belgian Offer and the Belgian Merger having become unconditional save for any Conditions relating to the UK Scheme becoming effective and for the satisfaction of the Post Scheme Sanction Conditions and no other Conditions set out in paragraphs (a) to (hh) of Part B below being outstanding or not having been waived.

Belgian Offer

(b)	The Belgian Offer will be conditional upon:

(i)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

(ii)	the UK Scheme becoming effective by no later than the Long Stop Date;

(iii)	the UK Scheme Shares being registered in the name of Newco; and

(iv)	the Initial Shares being issued by Newco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

Condition (i) of this paragraph (b) is also a condition to the UK Scheme and will have been satisfied prior to the UK Scheme Court Sanction Hearing. Newco will undertake to the UK Court as part of the UK Scheme to satisfy Condition (iv) of this paragraph (b).

Belgian Merger

(c)	The Belgian Merger will be conditional upon:

(i)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

(ii)	the passing at the Newco General Meeting (or any adjournment thereof) of the Newco Resolutions;

(iii)	closing of the Belgian Offer in accordance with its terms;

(iv)

the Initial Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the notarial deed acknowledging completion of the Belgian Merger or such later date as AB InBev may determine; and

(v)	the notarial deed acknowledging completion of the Belgian Merger being passed.

Conditions (i) and (ii) inclusive of this paragraph (c) are also conditions to the UK Scheme and will have been satisfied prior to the UK Scheme Court Sanction Hearing. Newco and AB InBev will undertake to the UK Court as part of the UK Scheme to satisfy Conditions (iii), (iv) and (v) of this paragraph (c).

Part B:	Additional Conditions to the UK Scheme

In addition, AB InBev and SABMiller have agreed that the Transaction will (subject to the City Code and to the extent permissible by law and regulation) be conditional upon the following Conditions and, accordingly, the necessary actions to make the UK Scheme effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived:

European Commission clearance

(a)

if the Pre-Condition set out in paragraph (a) (European Commission clearance) of Appendix 1 is waived, insofar as the Transaction constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:

(i)

the European Commission having issued a decision allowing the Transaction to proceed under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii)

if any aspect of the Transaction is referred to one or more competent authorities of a European Union or EFTA state under Article 9 of the Regulation, clearance, or confirmation that the Transaction may proceed having been received from each such competent authority;

US clearance

(b)

if the Pre-Condition set out in paragraph (b) (US clearance) of Appendix 1 is waived, all necessary notifications and filings having been made and all or any applicable waiting periods (including any extensions thereof) under the HSR Act and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Transaction and the proposed acquisition of any SABMiller Shares or control of SABMiller by AB InBev or any member of the AB InBev Group;

Chinese MOFCOM clearance

(c)

if the Pre-Condition set out in paragraph (c) (Chinese MOFCOM clearance) of Appendix 1 is waived, insofar as the Transaction triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Transaction or allowing the Transaction to proceed without conditions or on conditions proposed or offered by AB InBev, or all applicable waiting periods under the Anti-Monopoly Law in respect of the review of the Transaction having expired;

South Africa

(d)

if the Pre-Condition set out in paragraph (d) (South Africa) of Appendix 1 is waived, the Competition Tribunal or the Competition Appeal Court, as the case may be, having approved the Transaction without conditions or on conditions proposed or offered by AB InBev under the South African Competition Act, 89 of 1998 (as amended);

(e)

if the Pre-Condition set out in paragraph (e) (South Africa) of Appendix 1 is waived, the Financial Surveillance Department of the South African Reserve Bank having accorded exchange control approval for the Transaction, in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev;

Colombia

(f)

insofar as the Transaction triggers a mandatory merger control filing, a filing having been made to and accepted by Superintendencia de Industria y Comercio (“SIC”) pursuant to the competition laws (Law 155 of 1959 and Law 1340 of 2009, as amended) and relevant regulations and SIC having issued a decision not objecting to the Transaction or conditioning the Transaction and allowing it to proceed without conditions or on conditions proposed or offered by AB InBev, or the applicable waiting period under Law 1340 of 2009 in respect of the review of the Transaction having expired;

Ecuador

(g)

in so far as prior notification and approval is required under the thresholds of Art. 16 of the Ley Orgánica de Regulación de Control del Poder de Mercado (“LORCPM”), the merger control notification having been submitted and cleared by the Superintendencia de Control del Poder de Mercado, by virtue of a decision from the First Instance Commission Decision, clearing the Transaction without conditions or on conditions proposed or offered by AB InBev in accordance with Art. 21 of the LORCPM;

Australia

(h)

the Australian Competition and Consumer Commission not having notified AB InBev that it objects to or proposes to take any steps to oppose the Transaction under section 50 of the Australian Competition and Consumer Act 2010 (Cth);

(i)

either (i) AB InBev having received written notice under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) or its successor legislation (“Australian Foreign Investment Laws”) to the effect that the Commonwealth Government does not object to the Transaction; or (ii) following notice of the Transaction having been given by AB InBev under Australian Foreign Investment Laws, the Commonwealth Treasurer ceasing to be empowered to make an order in respect of the Transaction due to the expiry of the applicable statutory waiting period;

India

(j)

the Competition Commission of India having granted approval for the Transaction without conditions or on conditions proposed or offered by AB InBev or all applicable waiting periods under the Indian Competition Act 2002 in respect of the review of the Transaction having expired;

Canada

(k)	insofar as the Transaction is subject to mandatory notification under Part IX of the Competition Act (Canada):

(i)	the Commissioner of Competition having issued an advance ruling certificate under subsection 102(1) of the Competition Act (Canada), or

(ii)

(A) any applicable waiting period under the Competition Act (Canada) having expired or been waived, and (B) unless waived in writing by AB InBev, at its sole discretion, AB InBev having received written confirmation from the Commissioner of Competition stating that the Commissioner of Competition does not intend to make an application under section 92 of the Competition Act (Canada) in respect of the Transaction;

General antitrust and regulatory

(l)

all necessary clearance decisions having been received or waiting periods (including any extensions thereof) having expired or been terminated under any antitrust laws in jurisdictions where AB InBev acting reasonably determines that an antitrust filing should be made in each case in respect of the Transaction and the acquisition or the proposed acquisition of any shares or other securities in, or control of, any member of the SABMiller Group by any member of the AB InBev Group or Newco;

(m)

there not continuing to be outstanding any statute, regulation, decision or order which would make the Transaction, its implementation or the acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, void, illegal and/or unenforceable under the laws of any relevant jurisdiction;

(n)

in any jurisdiction other than the European Union (including its member states), the United States, China, South Africa, Colombia, Ecuador, Australia, India and Canada no anti-trust regulator, court or tribunal having decided or given notice of its decision to take, institute, implement any action, proceeding, suit, investigation, enquiry or reference or withdrawal of a clearance decision, or having required any action or step to be taken or otherwise having done anything or having enacted or made any statute, regulation, decision, order or change to published practice (and in each case, not having withdrawn the same) and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected to, in any case to an extent or in a manner which is or would be material in the context of the Combined Group taken as a whole or in the context of the Transaction:

(i)

make the Transaction, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, void, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly prevent, prohibit, or restrain, restrict, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise impede, challenge, interfere, hinder the Transaction or its implementation or require amendment to the terms of the Transaction or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, or otherwise challenge or interfere therewith;

(ii)

require any member of the SABMiller Group or any member of the AB InBev Group to sell, divest, hold separate, or otherwise dispose of all or any part of their respective businesses, operations, product lines, assets or property, or to prevent or materially delay any of the above;

(iii)

require any member of the Combined Group to conduct its business or any part thereof in a specified manner or impose any limitation on the ability of all or any of them to conduct their respective businesses (or any part thereof) or to own, control or manage any of their assets or properties (or any part thereof);

(iv)

impose any limitation on, or result in a delay in, the ability of any member of the AB InBev Group or any member of the SABMiller Group to conduct, integrate or co-ordinate all or any part of its business with all or part of the business of any other member of the AB InBev Group and/or the SABMiller Group;

(v)

impose any limitation on, or result in a delay in, the ability of any member of the AB InBev Group or Newco directly or indirectly to acquire, hold or to exercise effectively all or any rights of ownership in respect of shares, loans or securities convertible into shares or any other securities (or the equivalent) in SABMiller or on the ability of members of Newco or AB InBev or any member of the AB InBev Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in, or to exercise voting or management control over, any member of the SABMiller Group;

(vi)

prevent or delay a divestiture, or alter the terms envisaged for any proposed divestiture by any member of the AB InBev Group or the SABMiller Group of any shares or other securities (or the equivalent) in any business, asset or property of any member of the SABMiller Group or any member of the AB InBev Group;

(vii)

require any member of the AB InBev Group or the SABMiller Group to acquire, or offer to acquire any shares or other securities (or the equivalent) or any interest in any member of the SABMiller Group or any member of the AB InBev Group or any asset owned by any third party other than in connection with the implementation of the Transaction;

(viii)	require any member of the SABMiller Group or the AB InBev Group to relinquish, terminate or amend in any way any contract to which any member of the SABMiller Group or the AB InBev Group is a party;

(ix)	result in any member of the SABMiller Group or any member of the AB InBev Group ceasing to be able to carry on business under any name under which it currently does so in any jurisdiction; or

(x)

otherwise materially adversely affect all or any of the business, assets, liabilities, profits, financial or trading position, operational performance or prospects of any member of the AB InBev Group or any member of the SABMiller Group;

AB InBev Shareholder approval

(o)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

Newco Shareholder approval

(p)	the passing at the Newco General Meeting (or any adjournment thereof) of the Newco Resolutions;

Deferred Shares

(q)	prior to the UK Scheme Effective Date, the Deferred Shares having been repurchased by SABMiller and held in treasury;

Listings, Prospectus and SEC Registration of New Ordinary Shares

(r)

Euronext Brussels having acknowledged to AB InBev or its agent (and such acknowledgment not having been withdrawn) that the application for the admission for listing and trading of the New Ordinary Shares on Euronext Brussels has been approved in principle (subject to satisfaction of any conditions to which such approval is expressed to be subject (for the purpose of this paragraph, “Euronext listing conditions”)), with such approval to become unconditional upon the Euronext listing conditions having been satisfied and listing and trading to become effective as soon as practicable after the approval having become unconditional;

(s)	the Belgian Listing Prospectus being approved by the BFSMA;

(t)

Newco or its agent having received confirmation from the JSE (and such confirmation not having been withdrawn) that: (i) the application for the secondary listing of the New Ordinary Shares on the main board of the JSE has been approved, subject to the satisfaction of any conditions customary to transactions of this nature to which such approval is expressed to be subject (for the purpose of this paragraph, “JSE listing conditions”); and (ii) that the New Ordinary Shares will, subject to the satisfaction of the JSE listing conditions, be admitted to trading on the main board of the JSE on or shortly after Completion;

(u)

Newco or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for listing and trading of the New Ordinary Shares (and the American Depositary Shares representing a fixed ratio to such New Ordinary Shares) on the New York Stock Exchange has been approved, subject only to the remaining Transaction steps being completed, with such listing and trading to become effective on or shortly after Completion;

(v)

absent an available exemption from the registration requirements of the US Securities Act, an appropriate registration statement for the New Ordinary Shares to be issued to AB InBev Shareholders pursuant to Step 3 of the Transaction having been declared effective under the US Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued nor proceedings for that purpose having been initiated or threatened by the SEC;

(w)	the Mexican Secondary Listing Documents having been approved by the competent authorities;

(x)

Newco or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for registering the New Ordinary Shares in the Registro Nacional de Valores (National Securities Registry) and their listing and trading on the Mexico Stock Exchange has been approved, with such registration, listing and trading to become effective on or shortly after Completion;

(y)	the Belgian Offer Prospectus being approved by the BFSMA;

(z)	the prospectus to be issued by Newco for the purposes of the Transaction having been filed with and approved by the South African Companies and Intellectual Property Commission;

General Third Party clearances

(aa)

all necessary filings, notifications or applications, other than anti-trust or merger control notifications, filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (including shareholder approvals) which are necessary or reasonably deemed appropriate by AB InBev or any member of the Wider AB InBev Group for or in respect of the Transaction or the proposed direct or indirect acquisition of any shares or other securities in, or control of, SABMiller or any member of the Wider SABMiller Group by any member of the Wider AB InBev Group or Newco having been obtained in terms and in a form reasonably satisfactory to AB InBev from any relevant central bank, ministry, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction (each a “Third Party”) or persons with whom any member of the Wider SABMiller

Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or reasonably appropriate to carry on the business of any member of the Wider SABMiller Group which is material in the context of either the AB InBev Group or the SABMiller Group as a whole remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Transaction becomes otherwise unconditional, in each such case, to an extent or in a manner which is material in the context of the SABMiller Group or the AB InBev Group, as the case may be, or in the context of the Transaction;

(bb)

other than in respect of Conditions (a) to (k) above, no Third Party having decided to take, institute or, implement any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to, in any case to an extent or in a manner which is or would be material in the context of the SABMiller Group or AB InBev Group, in either case taken as a whole, or in the context of the Transaction:

(i)

require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider AB InBev Group or any member of the Wider SABMiller Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof;

(ii)	require, prevent or delay the divestiture by any member of the Wider AB InBev Group or Newco of any shares or other securities in the SABMiller Group;

(iii)

impose any limitation on, or result in a delay in, the ability of any member of the Wider AB InBev Group or Newco directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider SABMiller Group or the Wider AB InBev Group or to exercise management control over any such member;

(iv)	otherwise adversely affect the business, assets, profits or prospects of any member of the Wider AB InBev Group or of any member of the Wider SABMiller Group;

(v)

make the Transaction, its implementation, its financing or the acquisition or proposed acquisition by AB InBev, Newco or any member of the Wider AB InBev Group of any shares or other securities in, or control of the SABMiller Group void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(vi)

except pursuant to Chapter 3 of Part 28 of the Companies Act 2006, if the Transaction is implemented by way of a UK Offer, require any member of the Wider AB InBev Group or the Wider SABMiller Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider SABMiller Group or the Wider AB InBev Group owned by any third party;

(vii)

impose any limitation on the ability of any member of the Wider SABMiller Group or the Wider AB InBev Group to co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to any member of the Wider SABMiller Group or the Wider AB InBev Group; or

(viii)	result in any member of the Wider SABMiller Group or the Wider AB InBev Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Transaction or the acquisition or proposed acquisition of any SABMiller Shares or Newco Shares having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement etc.

(cc)

save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider SABMiller Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Transaction, the Belgian Offer or the Belgian Merger, or the proposed acquisition of any shares or other securities in SABMiller or Newco, or because of a change in the control or management of SABMiller, Newco or otherwise, would or would reasonably be expected to result in to the extent which is material in the context of the Wider SABMiller Group or the Wider AB InBev Group, in either case, taken as a whole, or in the context of the Transaction:

(i)

any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)

any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii)

any assets or interests of any such member being or being required to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)

the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such member ceasing to be able to carry on its business under any name under which it presently does so; or

(viii)	the creation of any liability, actual or contingent, by any such member other than trade creditors or other liabilities in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider SABMiller Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this Condition in each case which is or would be material in the context of the Wider SABMiller Group or the Wider AB InBev Group, in either case, taken as a whole, or in the context of the Transaction;

Certain events occurring since 31 March 2015

(dd)	save as Disclosed, no member of the Wider SABMiller Group having, since 31 March 2015:

(i)

save as between SABMiller, Newco and wholly-owned subsidiaries of SABMiller or for SABMiller Shares issued under or pursuant to the exercise of options and vesting of awards granted under the SABMiller Share Plans, issued, authorised or proposed the issue of additional shares of any class;

(ii)

save as between SABMiller, Newco and wholly-owned subsidiaries of SABMiller or for the grant of options and awards and other rights under the SABMiller Share Plans, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)

other than to another member of the SABMiller Group or in respect of any Permitted Dividend, recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise;

(iv)

save for intra-Wider SABMiller Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(v)	save for intra-Wider SABMiller Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi)

been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Wider SABMiller Group taken as a whole;

(vii)

issued, authorised or proposed the issue of any debentures or (save for intra-Wider SABMiller Group transactions or in the ordinary course of business), incurred or increased any indebtedness or become subject to any contingent liability in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(viii)

purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(ix)

implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or other executive committee member of the SABMiller Group;

(x)

entered into or varied or authorised, proposed or announced its intention to enter into or vary any material contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the Wider SABMiller Group or the Wider AB InBev Group or which involves or is reasonably likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xi)

(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xii)

entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider SABMiller Group or the Wider AB InBev Group other than to a nature and extent which is normal in the context of the business concerned, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xiii)	waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the SABMiller Group taken as a whole;

(xiv)

entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any transaction (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

(xv)	except in relation to changes made or agreed in order to comply with legislation or changes to legislation, having made or agreed or consented to any change to:

(1)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider SABMiller Group for its directors, employees or their dependents;

(2)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(3)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(4)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made,

in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xvi)

proposed, agreed to provide or modified the terms of any of the SABMiller Share Plans or other benefit constituting a material change relating to the employment or termination of employment of a material category of persons employed by the Wider SABMiller Group or which constitutes a material change to the terms or conditions of employment of any senior employee of the Wider SABMiller Group, save as agreed by the Panel and by AB InBev; or

(xvii)

taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of SABMiller Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the City Code;

No adverse change, litigation or regulatory enquiry

(ee)	save as Disclosed, since 31 March 2015:

(i)

no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider SABMiller Group which is material in the context of the Wider SABMiller Group taken as a whole;

(ii)

no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider SABMiller Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider SABMiller Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Wider SABMiller Group which in any such case has had or might reasonably be expected to have a material adverse effect on the Wider SABMiller Group taken as a whole;

(iii)

no contingent or other liability having arisen or become apparent to AB InBev which would or would be reasonably expected to have a materially adverse effect on the Wider SABMiller Group taken as a whole;

(iv)

no amendment or termination of any joint venture or partnership to which any member of the Wider SABMiller Group is a party having been agreed or permitted (in each case, to the extent which is material in the context of the Wider SABMiller Group as a whole); and

(v)

no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider SABMiller Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which has had, or would reasonably be expected to have, a material adverse effect on the Wider SABMiller Group taken as a whole;

No discovery of certain matters

(ff)	save as Disclosed, AB InBev not having discovered:

(i)

that any financial, business or other information concerning the Wider SABMiller Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider SABMiller Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(ii)

that any member of the Wider SABMiller Group, partnership, company or other entity in which any member of the Wider SABMiller Group has a significant economic interest and which is not a subsidiary undertaking of SABMiller is subject to any liability (contingent or otherwise) which in any such case is material in the context of the Wider SABMiller Group taken as a whole; or

(iii)

any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider SABMiller Group and which is material and adverse in the context of the Wider SABMiller Group taken as a whole;

(gg)	save as Disclosed, AB InBev not having discovered that:

(i)

any past or present member of the Wider SABMiller Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the storage, carriage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of humans, or that there has otherwise been any such storage, carriage, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which storage, carriage, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Wider SABMiller Group and which in any such case is material in the context of the Wider SABMiller Group taken as a whole;

(ii)

there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider SABMiller Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider SABMiller Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the Wider SABMiller Group taken as a whole;

(iii)

circumstances exist (whether as a result of the Transaction or otherwise) which would be reasonably likely to lead to any Third Party instituting, or whereby any member of the Wider AB InBev Group or any present or past member of the Wider SABMiller Group would be likely to be required to institute, an environmental audit or take any other steps which would in any such case be reasonably likely to result in any material liability (whether actual or contingent) to improve, modify existing or install new plant, machinery or equipment or carry out changes in the processes currently carried out or make good, remediate, repair, re-instate or clean up any land or other asset currently or previously owned, occupied or made use of by any past or present member of the Wider SABMiller Group (or on its behalf) or by any person for which a member of the Wider SABMiller Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest which is material in the context of the Wider SABMiller Group taken as a whole; or

(i)

circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider SABMiller Group which claim or claims would be likely, materially and adversely, to affect any member of the Wider SABMiller Group and which is material in the context of the SABMiller Group taken as a whole; and

Anti-corruption, sanctions and criminal property

(hh)	save as Disclosed, AB InBev not having discovered that:

(i)

(a) any past or present member, director, officer, employee or agent of the Wider SABMiller Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act or any other applicable anti-corruption legislation or (b) any person or entity that performs or has performed services for or on behalf of the Wider SABMiller Group is or has at any time engaged in any activity, practice or conduct in connection with the performance of such services which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act or any other applicable anti-corruption legislation; or

(ii)

any asset of any member of the Wider SABMiller Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition); or

(iii)

the SABMiller Group, Wider SABMiller Group, or any past or present member, director, officer, employee thereof, has directly or indirectly engaged in any business with, made any investment in, made any goods, funds or assets available to or received any goods, funds or assets from any government agency, individual or public or private entity (a) in, or established or ordinarily resident in, Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine; or (b) specially designated for sanctions under US, European Union, or European Union Member State economic sanctions laws, regulations, or orders, or in respect of which US or European Union persons or entities, or persons or entities in those territories, are otherwise restricted in dealing with under those sanctions measures; or

(iv)

the SABMiller Group, Wider SABMiller Group, or any past or present member, director, officer, employee thereof, has directly or indirectly engaged in any transaction that would cause AB InBev to be in breach of any law or regulation upon or following its acquisition of SABMiller, including without limitation any US, European Union, or European Union Member State anti-bribery, anti-money laundering, or economic sanctions laws, regulations, or orders.

For the purposes of these Conditions the “Wider SABMiller Group” means SABMiller and its subsidiary undertakings, associated undertakings, and any other undertaking in which SABMiller and/or such undertakings (aggregating their interests) have a significant interest and the “Wider AB InBev Group” means AB InBev and its subsidiary undertakings, associated undertakings and any other undertaking in which AB InBev and/or such undertakings

(aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act 2006, “associated undertaking” has the meaning given by paragraph 19 of Schedule 6 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in 20% or more of the equity share capital (as defined in the Companies Act 2006).

Part C: Waiver and Invocation of the Pre-Conditions and Conditions

AB InBev reserves the right to waive, in whole or in part, all or any of the Pre-Conditions in Appendix 1 of this Announcement or the Conditions in Parts A and B above, except for Conditions (a) (UK Scheme), (b) (Belgian Offer), (c) (Belgian Merger) of Part A and Conditions (o) (AB InBev Shareholder approval) and (p) (Newco Shareholder approval) of Part B, which cannot be waived.

All Pre-Conditions and Conditions (other than Condition (a)(iii) of Part A of Appendix 2 and the Post Scheme Sanction Conditions) must be fulfilled or, where applicable, waived by, no later than 11.59pm on the date immediately preceding the date of the UK Scheme Court Sanction Hearing, failing which the UK Scheme and the Transaction will lapse. AB InBev shall be under no obligation to waive or treat as satisfied any of the Pre-Conditions or Conditions which are capable of waiver by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Pre-Conditions or Conditions to the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Pre-Conditions or Conditions may not be capable of fulfilment.

If AB InBev is required by the Panel to make an offer for SABMiller Shares under the provisions of Rule 9 of the City Code, AB InBev may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

If the Pre-Condition set out in paragraph (a) (European Commission clearance) of Appendix 1 is waived, the UK Scheme or UK Offer (as applicable) and the Transaction will lapse if: (i) after the point at which the Pre-Condition is waived, the European Commission either initiates Phase 2 proceedings in respect of the Transaction before the UK Scheme Court Meeting and the SABMiller General Meeting; or (ii) it makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Regulation and, after the point at which the Pre-Condition is waived, the UK Competition and Markets Authority then initiates a Phase 2 reference in respect of the Transaction.

Part D: Implementation by way of UK Offer

AB InBev reserves the right to elect (with the consent of the Panel and subject to the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) to implement the first step of the Transaction by way of a UK Offer or to otherwise change the Proposed Structure: (i) with the consent of the SABMiller Board; (ii) if a third party announces a firm intention to make an offer for SABMiller which is recommended in whole or part by the SABMiller Board; or (iii) if the SABMiller Board otherwise withdraws its recommendation (as to the Cash Consideration) of the Transaction.

In such event involving the implementation of the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement) an acceptance condition that is set at 90% of the shares to which the UK Offer relates (or such lesser percentage (being more than 50%), as AB InBev may, in accordance with the provisions of the Co-operation Agreement and with the consent of the Panel, decide).

Part E: Certain further terms of the Transaction

The availability of the Transaction to persons not resident in the United Kingdom or the manner in which they participate in the Transaction may be affected by the laws of the relevant jurisdictions in which they reside. Persons who are not resident or ordinarily resident in the United Kingdom should inform themselves about and observe any applicable legal or regulatory requirements of their jurisdiction. SABMiller Shareholders and holders of SABMiller ADRs who are in doubt about such matters should consult an appropriate independent professional adviser in their relevant jurisdiction without delay.

The UK Scheme will be governed by English law and be subject to the jurisdiction of the English courts and, to the Conditions set out in the formal UK Scheme Document and related Form of Election. The UK Scheme will comply with the applicable rules and regulations of the FCA and the London Stock Exchange and the City Code. The Capital Increase shall be made in accordance with, and be subject to the rules set out in, the Belgian Companies Code. The Belgian Offer will be governed by Belgian law and be made pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and the Belgian Offer Prospectus will be subject to the approval of the BFSMA. The Belgian Merger shall be made in accordance with, and be subject to the rules set out in, the Belgian Companies Code.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

Fractions of Restricted Shares will not be issued. SABMiller Shareholders will have their entitlement to Restricted Shares rounded down to the nearest whole number of shares.

Upon or shortly after completion of the Belgian Merger, the New Ordinary Shares will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and the Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of New Ordinary Shares) will be listed on the NYSE.

No other applications are expected to be made for the listing of any of the Newco Shares in connection with the Transaction. In particular, the Newco Shares have not been and will not be listed on the London Stock Exchange. Further, the Newco Shares will not be registered under any of the relevant securities laws of Canada, Japan or Australia and no regulatory clearance in respect of the Newco Shares has been, or will be, applied for in any jurisdiction other than as set out above in respect of the New Ordinary Shares. Accordingly, the New Ordinary Shares may not be offered, sold or delivered, directly or indirectly, in Canada, Japan or Australia or any other jurisdiction where it would be unlawful to do so, except pursuant to exemptions from applicable requirements of any such jurisdiction or with the approval of AB InBev. The New Ordinary Shares will be issued credited as fully paid with the rights set out in Appendix 6.

The SABMiller Shares and the Initial Shares which will be acquired under the Transaction by Newco and AB InBev (respectively) will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this Announcement other than any Permitted Dividend (on the terms set out in paragraph 17 of this Announcement).

If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to the UK Scheme Effective Date, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev reserves the right to reduce the Consideration by the amount of all or part of any such excess, in the case of a Permitted Dividend, or otherwise by the amount of all or part of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Share shall be calculated by reference to the value of 0.483969 of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of a reduction in Consideration) and the amount of any dividend not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted from Bloomberg at 4.30 pm GMT on the same date).

Appendix 3

SOURCES OF INFORMATION AND BASES OF CALCULATION

In this Announcement:

1.	All references to SABMiller Shares are to SABMiller ordinary shares of US$0.10 each.

2.

The aggregate value of the Transaction of approximately £71 billion is calculated based on the fully diluted share capital of SABMiller of 1,654,630,463 SABMiller Shares, assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively and all other SABMiller Shareholders elect for the Cash Consideration.

3.

The value of the Partial Share Alternative of £41.85 in respect of each SABMiller Share is calculated by reference to the value of £38.07 of a Restricted Share (based on the value of 0.483969 of an AB InBev Share valued at €111.20 as at the close of business on 10 November 2015 and GBP:EUR exchange rate of 1.4135 which was derived from data provided by Bloomberg as at 4.30pm GMT on 10 November 2015) and £3.7788 in cash. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares.

4.	The fully diluted share capital of SABMiller of 1,654,630,463 SABMiller Shares is calculated on the basis of:

(A)

SABMiller’s issued share capital as at the close of business on 10 November 2015 (being the last Business Day prior to the date of this Announcement) of 1,619,269,166 SABMiller Shares (excluding 58,892,152 treasury shares); and

(B)

47,071,951 SABMiller Shares (excluding 52,381 awards that will be settled in cash in accordance with the SARs (Stock Appreciation Rights) Plan 2008) which may be issued on or after the date of this Announcement on the exercise of options or vesting of awards under the SABMiller Share Plans, netted off against 11,710,654 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 10 November 2015 (being the last Business Day prior to the date of this Announcement).

5.

As at the close of business on 10 November 2015 (the last Business Day prior to the date of this Announcement), the issued share capital of AB InBev is 1,605,279,303 ordinary shares (excluding 2,962,853 treasury shares).

6.	The share capital of Newco (being 1,922,278,998) has been calculated as the sum of:

(A)

a total number of 1,605,279,303 AB InBev Shares, excluding 2,962,853 treasury shares (as at the close of business on 10 November 2015, the last Business Day prior to the date of this Announcement); and

(B)	316,999,695 Restricted Shares, assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of

430,000,000 and 225,000,000 SABMiller Shares respectively and all other SABMiller Shareholders elect for the Cash Consideration only.

7.

Unless otherwise stated, all prices quoted for SABMiller Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.

8.	Unless otherwise stated, all prices quoted for AB InBev Shares have been derived from Bloomberg and represent closing middle market prices on the relevant date.

9.	Unless otherwise stated:

(A)

historical financial information relating to AB InBev has been extracted or derived (without material adjustment) from the audited financial statements of AB InBev contained in AB InBev’s Annual Report and Accounts and Form 20-F for the financial year ended 31 December 2014 or from AB InBev’s management sources; and

(B)

historical financial information relating to SABMiller has been extracted or derived (without material adjustment) from the audited financial statements of SABMiller contained in SABMiller’s Annual Report and Accounts for the financial year ended 31 March 2015.

10.

The synergy numbers of the AB InBev Quantified Financial Benefits Statement are unaudited and are based on analysis by AB InBev’s management and on AB InBev’s internal records. Further information underlying the AB InBev Quantified Financial Benefits Statement contained in paragraph 6 of this Announcement is provided in Appendix 5.

11.	Certain figures included in this Announcement have been subject to rounding adjustments.

11.

The historical revenue and EBITDA figures of the Combined Group represent the aggregate consolidated revenue and EBITDA of: (a) the amount for the 12 month period ending on 31 March 2015 (in the case of SABMiller); and (b) the amount for the 12 month period ending on 31 December 2014 (in the case of AB InBev). These results are historical and do not take into account any divestures or other restructurings that may be required in relation to completion of the Transaction, and do not include the results of joint ventures and associates of SABMiller. The aggregate EBITDA figure comprises the aggregate of AB InBev’s Normalized EBITDA and SABMiller’s Subsidiaries’ EBITDA, each as defined in their respective annual reports. The aggregate revenue figure comprises the aggregate of AB InBev’s reported revenue (net of excise tax) and SABMiller’s reported revenue (gross of excise tax) less SABMiller’s reported “excise duties and other similar tax”.

12.	Volume weighted average prices are derived from Bloomberg data and based on the volume weighted intra-day volume weighted average price.

Appendix 4

DETAILS OF IRREVOCABLE UNDERTAKINGS

Irrevocable undertakings in respect of SABMiller Shares

SABMiller Directors

The SABMiller Directors listed below have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of all of the SABMiller Shares of which they are the beneficial holders or in which they are interested as set out below.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding in the circumstances summarised in paragraph 19.

The irrevocable undertaking from Alan Clark has been provided in respect of 352,960 SABMiller Shares held by The Clark Family Trust. Alan Clark has agreed to use reasonable endeavours to procure that the trustee of The Clark Family Trust complies with the provisions of the irrevocable undertaking, it being acknowledged that Alan Clark has no power to direct or control any actions by the trustee. In addition, the irrevocable undertaking provides that the trustee is in any event permitted to sell up to 176,480 SABMiller Shares.

Name of SABMiller Director	Number of SABMiller Shares subject to the irrevocable undertaking	Percentage of SABMiller issued share capital (excluding treasury shares)
Jan du Plessis	30,000	0.00185
Alan Clark	352,960	0.02180
Domenic De Lorenzo	126,355	0.00780
Guy Elliott	3,114	0.00019
Mark Armour	3,000	0.00019
Geoffrey Bible	102,100	0.00631
Dinyar Devitre	30,000	0.00185
Lesley Knox	3,000	0.00019
Dambisa Moyo	386	0.00002
Helen Weir	306	0.00002

SABMiller Shareholders

AB InBev has also received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, as listed below, to vote in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of their entire beneficial holdings as set out below.

In addition, Altria and BEVCO have irrevocably undertaken to elect for the Partial Share Alternative in respect of their entire beneficial holdings.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding in the circumstances summarised in paragraph 19.

Name of SABMiller Shareholder	Number of SABMiller Shares	Percentage of SABMiller issued share capital (excluding treasury shares)
Altria	430,000,000	26.56
BEVCO	225,000,000	13.90

Irrevocable undertakings in respect of AB InBev Shares

AB InBev Shareholders

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting in respect of their entire beneficial holdings as set out below.

The irrevocable undertakings from EPS and BRC do not prevent EPS or BRC from disposing of their voting rights in AB InBev.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding in the circumstances summarised in paragraph 19.

Name of AB InBev Shareholder	Number of AB InBev Shares	Percentage of AB InBev issued share capital (excluding treasury shares)
AB InBev Reference Shareholder	663,074,832	41.31
EPS Participations Sàrl	130,257,459	8.11
BRC Sàrl	37,598,236	2.34

Appendix 5

QUANTIFIED FINANCIAL BENEFITS STATEMENTS

Part A

Paragraph 6 of this Announcement (Financial benefits and effects of the Transaction) contains statements of estimated cost savings and synergies arising from the Transaction (together, the “AB InBev Quantified Financial Benefits Statement”).

A copy of the AB InBev Quantified Financial Benefits Statement is set out below:

“The AB InBev Directors believe that the Combined Group will generate attractive synergies and create additional shareholder value.

The AB InBev Directors expect pre-tax cost synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion.

These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Such synergies will be incremental to the aggregate annual run rate cost saving initiatives of at least US$1,050 million by 31 March 2020, as disclosed in SABMiller’s announcement on 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”). The SABMiller cost and efficiency programme delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016. Please refer to Part D of Appendix 5 of this Announcement for further details related to the SABMiller Quantified Financial Benefits Statement.

The constituent elements of quantified synergies, which are expected to originate from the cost bases of both AB InBev and SABMiller and are in addition to savings initiatives already underway at SABMiller, comprise:

•

Procurement and engineering savings: approximately 20% of the identified synergies are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and reengineering of associated processes across the Combined Group’s cost base;

•

Brewery and distribution efficiency gains: approximately 25% of the identified synergies are expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•

Best practice sharing: approximately 20% of the identified synergies are expected to be generated from sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•

Corporate headquarters and overlapping regional headquarters: approximately 35% of the identified synergies are expected to be generated from the realignment of overlapping administrative costs across the Combined Group.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates. Where the planned SABMiller Quantified Financial Benefits Statement savings are assumed to overlap with the pre-tax cost synergies stated above, the value of the SABMiller initiatives has been excluded from the expected synergy benefits to remove any such overlap.

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

It is expected that the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$0.9 billion, incurred in the first three years after Completion.

No significant net savings are expected in consumer and customer facing sales and marketing investments within the cost base of SABMiller.

Based on the analysis done to date and the facts known at the time of this Announcement, the AB InBev Directors do not expect material dis-synergies to arise as a direct result of the Transaction.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions, as outlined in paragraph 7. The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential dis-synergies that may result from the outcome of regulatory reviews, as the outcome of the reviews are not yet known.”

Further information on the bases of belief supporting the AB InBev Quantified Financial Benefits Statement, including the principal assumptions and sources of information, is set out below.

Bases of Belief for the AB InBev Quantified Financial Benefits Statement

In preparing the AB InBev Quantified Financial Benefits Statement of potential synergies that are expected to be available from the Transaction, AB InBev has performed a detailed analysis based on publicly available sources of information, which has been informed by in-country market analysis, and certain limited information provided by SABMiller to AB InBev. In circumstances where data has been limited for commercial or other reasons, AB InBev has made estimates and assumptions to aid the development of individual synergy initiatives.

The assessment and quantification of the potential synergies have been informed by the AB InBev management’s industry experience as well as their experience of executing and integrating past acquisitions, including the acquisition of Anheuser-Busch and Grupo Modelo.

The cost bases for SABMiller and AB InBev used as the basis for the AB InBev Quantified Financial Benefits Statement are those contained in SABMiller’s 2015 Annual Report and Accounts and AB InBev’s 2014 Annual Report and Accounts, respectively.

In arriving at the estimate of synergies set out in this Announcement, following discussions with SABMiller, the AB InBev Directors made the following operational assumptions:

•	The achievement of AB InBev operational benchmarks, taken across the AB InBev organisation, in SABMiller’s businesses and markets, will be in line with past AB InBev experience of acquisitions;

•	SABMiller will itself bring operational practices that can be applied, where applicable, to AB InBev’s existing operations;

•	The synergy estimates have, where applicable, been adapted for local market conditions, informed by in-country market research; and

•	The quantum and nature of one-off implementation costs will be similar to those costs incurred in past experience within AB InBev (e.g. Anheuser-Busch and Grupo Modelo).

The AB InBev Directors have also assumed that Newco will own 100% of the ordinary share capital of SABMiller.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of SABMiller and AB InBev and have not taken into account any potential synergies or dis-synergies arising from SABMiller’s non-consolidated interests, including its joint ventures and associates.

The AB InBev Directors have, in addition, made the following assumptions, all of which are outside the influence of the AB InBev Directors:

•	there will be no material impact on the underlying operations of either company or their ability to continue to conduct their businesses;

•

there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which AB InBev and SABMiller operate that materially impact on the implementation or costs to achieve the proposed cost savings;

•	there will be no material change in current foreign exchange rates; and

•

there will be no change in tax legislation or tax rates or other legislation or regulation in the countries in which AB InBev and SABMiller operate that could materially impact the ability to achieve any benefits.

The AB InBev Directors believe that the expected synergy benefits will arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential financial dis-synergies that may result from the outcome of regulatory reviews as the outcome of the reviews are not yet known.

Reports

As required by Rule 28.1(a) of the City Code, Deloitte, as reporting accountants to AB InBev, and Lazard, lead financial adviser to AB InBev, have provided the opinions required under that Rule. Each of Deloitte and Lazard has given and has not withdrawn its consent to the publication of its report in the form and context in which it is included.

Notes

1.

The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.

Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.

3.

No statement should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the first full year following implementation of the Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of AB InBev and/or SABMiller for the relevant preceding financial period or any other period.

Part B

Report from Deloitte LLP

The Directors

Anheuser-Busch InBev SA/NV

Grand Place 1

1000 Brussels

Belgium

Lazard & Co., Limited

50 Stratton Street

London W1J 8LL

11 November 2015

Dear Sirs

FIRM INTENTION TO MAKE AN OFFER FOR SABMILLER PLC (the “Target”) BY ANHEUSER-BUSCH INBEV SA/NV (the “Offeror”)

We report on the statement made by the directors of the Offeror (the “Directors”) of synergy benefits set out in Part A of Appendix 5 to the announcement (the “Announcement”) issued by the Offeror (the “AB InBev Quantified Financial Benefits Statement” or the “Statement”). The Statement has been made in the context of the disclosures within Part A of Appendix 5 setting out, inter alia, the basis of the Directors’ belief (identifying the principal assumptions and sources of information) supporting the Statement and their analysis, explanation and quantification of the constituent elements.

For the avoidance of doubt we express no opinion on the quantified financial benefits statement made by SABMiller plc in its announcement dated 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”).

Responsibilities

It is the responsibility of the Directors to prepare the Statement in accordance with Rule 28 of the City Code on Takeovers and Mergers (the “City Code”).

It is our responsibility to form our opinion, as required by Rule 28.1(a) of the City Code, as to whether the Statement has been properly compiled on the basis stated and to report that opinion to you.

This report is given solely for the purposes of complying with Rule 28.1(a)(i) of the City Code and for no other purpose. Therefore, to the fullest extent permitted by law we do not assume any other responsibility to any person for any loss suffered by any such person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 23.3 of the City Code, consenting to its inclusion in the Announcement.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

Our work included considering whether the Statement has been accurately computed based upon the disclosed bases of belief (including the principal assumptions). Whilst the bases of belief (and the principal assumptions) upon which the Statement is based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the bases of belief (or principal assumptions) adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Statement have not been disclosed or if any of the bases of belief (or principal assumptions) made by the Directors appears to us to be unrealistic. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the AB InBev Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Since the Statement (and the principal assumptions on which it is based) relates to the future, the actual synergy benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material. Accordingly, we can express no opinion as to the achievability of the synergy benefits identified by the Directors in the Statement.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We have not consented to the inclusion of this report and our opinion in any registration statement filed with the SEC under the US Securities Act of 1933 (either directly or by incorporation by reference) or in any offering document enabling an offering of securities in the United States (whether under Rule 144A or otherwise). We therefore accept no responsibility to, and deny any liability to, any person using this report and opinion in connection with any offering of securities inside the United States of America or who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

Opinion

In our opinion, based on the foregoing, the AB InBev Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited

(“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

Part C

Report from Lazard

The Board of Directors

Anheuser-Busch InBev SA/NV

Grand Place 1

1000 Brussels

Belgium

11 November 2015

Dear Sirs,

Firm intention to make an offer for SABMiller plc (SABMiller) by Anheuser-Busch InBev SA/NV (AB InBev)

We refer to the AB InBev Quantified Financial Benefits Statement, the bases of belief thereof and the notes thereto (together, the “Statement”) as set out in Part A of Appendix 5 of this Announcement, for which the Board of Directors of AB InBev (the “Directors”) are solely responsible under Rule 28 of the City Code on Takeovers and Mergers (the “City Code”).

We have discussed the Statement (including the assumptions and sources of information referred to therein), with the Directors and those officers and employees of AB InBev who developed the underlying plans. The Statement is subject to uncertainty as described in this Announcement and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by, or on behalf of, AB InBev, or otherwise discussed with or reviewed by us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

We do not express any opinion as to the achievability of the quantified financial benefits identified by the Directors. For the avoidance of doubt we do not express any opinion on the quantified financial benefits statement made by SABMiller in their announcement dated 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”).

We have also reviewed the work carried out by Deloitte LLP and have discussed with them the opinion set out in Part B of Appendix 5 of this Announcement addressed to yourselves and ourselves on this matter.

This letter is provided to you solely in connection with Rule 28.1(a)(ii) of the City Code and for no other purpose. We accept no responsibility to AB InBev or its shareholders or any person other than the Directors in respect of the contents of this letter; no person other than the Directors can rely on the contents of this letter, and to the fullest extent permitted by law, we exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its results, or the work undertaken in connection with this letter, or any of the results that can be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.

On the basis of the foregoing, we consider that the Statement, for which you as the Directors are solely responsible, has been prepared with due care and consideration.

Yours faithfully,

Lazard & Co., Limited

Part D

SABMiller Quantified Financial Benefits Statement

On 9 October 2015 SABMiller announced that it had increased its target annual run rate cost savings from its cost and efficiency programme, announced in May 2014, from US$500 million by 31 March 2018 to at least US$1,050 million by 31 March 2020.

For the purposes of Rule 28 of the City Code, the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors.

For reference, the below sections restate elements of SABMiller’s announcement on 9 October 2015.

“Cost and efficiency programme

The cost and efficiency programme, which covers SABMiller’s integrated supply chain comprising procurement, manufacturing and distribution, delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016. The original target issued in 2014 was US$500 million annualised savings by 2018.

The increase in annual run rate cost savings announced today, of at least US$550 million, will further build on the initial success of the 2014 programme and bring the aggregate annual run rate cost savings for this programme to at least US$1,050 million by 2020. This is across a total addressable cost base of approximately US$10 billion.

The additional savings will come from SABMiller’s integrated supply chain, with approximately 70% of the additional savings announced today coming from procurement and 30% from manufacturing and distribution. The savings will mainly be realised by:

•	increasing the spend centrally managed by SABMiller’s specialist procurement team to at least 90%, from 46% in the year ended 31 March 2014 and 69% for the year ended 31 March 2015;

•	completing the roll out of procurement operating models to increase efficiency through greater transparency, cost management, compliance and delivery of savings; and

•	driving further efficiencies in manufacturing and distribution based on best in class benchmarks and standardised processes.

SABMiller expects to incur incremental non-recurring costs of US$26 million in total by 2020 and no dis-benefits are expected to arise from the programme.

Bases of Belief for SABMiller Quantified Financial Benefits Statement

The cost and efficiency programme announced and launched in 2014 delivered cost savings of US$221 million by 31 March 2015 as disclosed in SABMiller’s Annual Accounts by reference to a total addressable cost base for the year ended 31 March 2014 of approximately US$10 billion.

Total addressable cost base refers to all third party spend and labour force and infrastructure costs in manufacturing and distribution. The labour force costs in manufacturing include the Group’s share of relevant MillerCoors costs. The total addressable cost base excludes capital expenditure and depreciation.

The incremental cost savings estimates shown above are based on savings compared to the Group’s cost base for the year to 31 March 2015 which was not materially different from that for the year to 31 March 2014.

The estimated cost savings have been prepared based on internal information on costs by function, type and country and detailed analysis of the future operating model. The delivery of historical cost reduction programmes has also been taken into account in preparing these estimates. The estimates have been prepared by functional and country teams, including senior executives in the organisation. These programmes have been developed over the past 6-12 months and have included input from external consultants. In circumstances where data has been limited for commercial or other reasons, estimates and assumptions have been developed to support the analysis.

In arriving at the SABMiller Quantified Financial Benefits Statement, the Directors of SABMiller have assumed that:

•	there will be no change in the ownership or control of SABMiller;

•

there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which in the SABMiller Group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and

•	there will be no material change in exchange rates or commodity prices.”

Appendix 6

NEWCO AND THE NEWCO SHARES

Newco will be a limited liability company (société anonyme / naamloze vennootschap) incorporated in Belgium with its registered office situated at Grand’Place 1, 1000 Brussels.

The articles of association of Newco that will be adopted upon incorporation (the “Initial Newco Articles”) are briefly summarised in paragraph 13 below. With effect from completion of the Belgian Offer, the articles of association of Newco (the “Newco Articles”) and the Corporate Governance Charter of Newco (the “Charter”) will be amended to reflect the terms set out below. The Newco Articles and the Charter will reflect the governance structure currently in place in AB InBev, as amended to reflect the consequences of the Transaction.

More detailed terms of the Newco Articles and the Initial Newco Articles will be included in the Transaction Documents.

1.	Corporate Purpose

The corporate purpose of Newco will be:

•

to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, fabricate, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

•

to purchase, construct, convert, sell, let, sublet, lease, license and exploit in any form whatsoever all real property and real property rights and all businesses, goodwill, movable property and movable property rights connected with its business;

•

to acquire and manage investments, shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of its board or the like governing body; and

•	to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

Newco may, within the limits of its corporate purpose, conduct all civil, commercial, financial and industrial operations and transactions connected with the corporate purpose either within or outside Belgium. Newco may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all companies, undertakings or associations having a corporate purpose similar or related to or likely to promote the furtherance of the corporate purpose.

2.	Share Capital

(a)	Form of Share Capital

On the UK Scheme Effective Date (and prior to the Belgian Offer completing), Newco will issue Initial Shares to the UK Scheme Shareholders. Upon the Belgian Offer completing (and prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Shares tendered into the Belgian Offer and the remaining Initial Shares (held by UK Scheme Shareholders who validly elected for the Partial Share Alternative) will be reclassified as Restricted Shares.

Upon Completion, Newco will issue New Ordinary Shares to the AB InBev Shareholders and the Newco shares held by AB InBev will be cancelled and the stated capital of Newco will be reduced correspondingly.

Upon Completion, it is anticipated that the share capital of Newco will be allocated as follows:

•	100% of the New Ordinary Shares to the then existing AB InBev Shareholders;

•	100% of the Restricted Shares to UK Scheme Shareholders that validly elect for the Partial Share Alternative.

If the Partial Share Alternative is elected for by only Altria and BEVCO (in accordance with the irrevocable undertakings described in paragraph 19 of this Announcement) and no additional shares in AB InBev are issued after the date of this Announcement, the issued share capital of Newco would comprise 1,605,279,303 New Ordinary Shares (excluding treasury shares) and 316,999,695 Restricted Shares which would represent approximately 16.49% of Newco’s total share capital.

Restricted Shares and the New Ordinary Shares will have the same rights and benefits, except as set out below.

Restricted Shares will, at all times, be in registered form, while New Ordinary Shares will be in dematerialised form or, if requested by their holder, in registered form.

AB InBev will not issue any shares, convertible bonds, warrants or other equity or equity-linked financial instruments (collectively, “Equity Interests”) or enter into any agreement to do so on or after the date of this announcement until the earlier of (i) Completion (ii) the Long Stop Date; and (iii) the date on which the Transaction is withdrawn or lapses in accordance with its terms, other than:

(i)	up to 3% of the capital of AB InBev as at the date of this Announcement (whether in consideration for cash, a contribution in kind or a combination);

(ii)

options, or other rights to subscribe for AB InBev or Newco shares issued pursuant to management incentivisation arrangements in the ordinary course of business (or pursuant to the exercise of any such options or rights to subscribe); and/or

(iii)	Equity Interests of any amount issued for cash (to the extent not falling within the criteria of (i) or (ii) above) but on the condition that, if the Transaction

Completes, SABMiller Shareholders who receive Restricted Shares pursuant to the Partial Share Alternative are given an opportunity by Newco no less than 14 days from Completion to subscribe for equivalent Equity Interests, pro rata to their proportionate holding of shares in Newco (calculated as if no issuance had taken place between the date of this Announcement and Completion) and on equivalent terms to any such issue which has taken place between the date of this Announcement and Completion.

(b)	Changes in Share Capital

Capital increase by the shareholders’ meeting

Changes to Newco’s share capital will be decided by the shareholders’ meeting. The shareholders’ meeting may at any time decide to increase or decrease the share capital. Such resolution must satisfy the following quorum and majority requirements: (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the shares present or represented at the meeting. If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies.

Capital increase by the Newco Board

Subject to the same quorum and majority requirements, the shareholders’ meeting may authorise the Newco Board, within certain limits, to increase the share capital of Newco without any further approval of its shareholders by way of authorised capital. This authorisation needs to be limited in time (i.e., it can only be granted for a renewable period of a maximum of five years) and in scope (i.e., the authorised capital may not exceed the amount of the share capital at the time of the authorisation).

It is expected that, if the Newco Board requests an authorisation to increase the capital, such authorisation will be limited to an amount up to 3% of the capital of Newco.

Preference right and anti-dilution

In the event of a share capital increase by way of the issue of new shares, or in the event of an issue of Equity Interests, all Newco’s shareholders will have a preferential right to subscribe for any such Equity Interests, in accordance with Article 592 of the Belgian Companies Code and as further described below (the “Preference Right”).

The Preference Right shall entitle each of Newco’s shareholders to subscribe for any new Equity Interests, in each case pro rata to the proportion of Newco’s existing share capital that it holds immediately prior to such issue. Each Newco Shareholder may exercise its respective Preference Right in whole or in part.

The shareholders’ meeting may restrict or cancel the Preference Right, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in the best interests of Newco, provided however that if the Preference Right is restricted or cancelled with respect to any issuance in which any shareholder of Newco acquires any such Equity Interests, all shareholders of Newco shall be given the same right and be treated in the same way. This requirement shall not apply when the Preference Right is restricted or cancelled with respect to issuances of Equity Interests issued solely pursuant to management stock option plans in the ordinary course of business. In the case the shareholders’ meeting has granted an authorisation to the Newco Board to effect a capital increase in the framework of the authorised capital and such authorisation allows the Newco Board to do so, the Newco Board may likewise restrict or cancel the Preference Right applying the same principles as set out in this paragraph.

Any decision to restrict or cancel the Preference Right will require a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and, in any event, approval by a qualified majority of at least 75% of the shares present or represented at the meeting.

No Restricted Share shall be issued other than to a Restricted Shareholder exercising its Preference Right.

(c)	Acquisition and disposal of own shares

Newco may only acquire its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the shares present or represented at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the share capital present or represented.

It is expected that the Newco General Meeting will grant an authorisation allowing Newco to acquire, on or outside the stock exchange, Newco shares up to a maximum of 20% of the issued shares for a price which will not be lower than one Euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorisation would be valid for a maximum of five years.

(d)	Disclosure of Significant Shareholdings

In addition to any shareholder notification thresholds under Belgian legislation (which notification is required at 5%, 10%, 15% and so on in five-percentage-point increments) and U.S. legislation (which notification is required at 5% and any material change thereafter), the Newco Articles will require holders of Newco shares to disclose the number of shares held if their shareholding exceeds or falls below 3% or 7.5% of the outstanding shares with voting rights.

(e)	Listings

With effect from or shortly after Completion, it is expected that Newco will have its ordinary shares listed on Euronext Brussels and American Depositary Shares (“ADSs”) which are represented by American Depositary Receipts (“ADRs”) in a sponsored facility and listed on the NYSE. It is intended that its ordinary shares will also be listed (by way of secondary listings) on the JSE and the Mexico Stock Exchange.

Each ADS would represent a fixed ratio of New Ordinary Shares (or a right to receive such shares). Investors will be able to hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in their name or (ii) by having ADSs registered in their name in the Direct Registration System or (B) indirectly by holding a security entitlement in ADSs through their broker or other financial institution.

3.	Transfer and Conversion of Shares

(a)	New Ordinary Shares

New Ordinary Shares are freely transferrable.

(b)	Restricted Shares - Transfer

Subject to the terms of paragraph (3)(e) below, no Restricted Shareholder will be able to transfer, sell, offer, mortgage, pledge, grant any option, security or contract to purchase over, enter into any contract to do the foregoing, enter into any form of hedging arrangement, or otherwise dispose of, directly or indirectly, any of its Restricted Shares or any interest therein, save as provided in this Appendix 6.

Any Restricted Shareholder will be able to transfer its Restricted Shares at any time to a company which is an affiliate of the Restricted Shareholder within the meaning of Article 11 of the Belgian Companies Code (an “Affiliate”), it being understood that if the transferee ceases to be an Affiliate of the transferor, the Restricted Shares that had been transferred to it shall be automatically transferred back to the transferor.

(c)	Restricted Shares – Conversion

Each Restricted Shareholder will have the right to convert all or part of its holding of Restricted Shares into New Ordinary Shares at its election at any time after the fifth anniversary of Completion.

The Restricted Shares shall automatically convert into New Ordinary Shares if a tender offer for all of the outstanding New Ordinary Shares becomes unconditional, upon the announcement of a squeeze-out bid on the outstanding New Ordinary Shares, in accordance with Article 513 of the Belgian Companies Code or immediately prior to the implementation of any merger (but excluding the Belgian Merger), in both cases in circumstances where the shareholders of Newco immediately prior to such merger or tender offer will not control, or exercise joint control over, Newco or the surviving entity (as applicable) following such merger or tender offer.

In the event that all the shares in Newco are acquired by a company which the shareholders of Newco immediately prior to such acquisition, control, or exercise joint control over (“New TopCo”), Restricted Shareholders shall be treated in an equivalent manner to holders of ordinary shares, save that there shall be equivalent differences between the rights and restrictions attaching to the shares to be issued to holders of the New Ordinary Shares and the shares to be issued to holders of Restricted Shares to reflect the differences in rights and restrictions between the New Ordinary Shares and the Restricted Shares.

Upon conversion, each Restricted Share will be re-classified as one New Ordinary Share.

If at any time the ordinary shares shall be changed into a different number of shares or a different class of shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, there will be an equivalent stock split, subdivision, consolidation, or redenomination of the Restricted Shares (such shares being “Revised Restricted Shares”), provided that (i) nothing shall be deemed to permit Newco (including the Newco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newco Articles and (ii) if any such event would otherwise cause any Restricted Shareholder to cease to hold at least one Revised Restricted Share (by virtue of its entitlement following such event being to a fraction of less than one Revised Restricted Share) its entitlement shall be rounded up to one Revised Restricted Share.

(d)	Orderly disposal

Any initial holder of New Ordinary Shares resulting from the conversion of Restricted Shares (other than a Pledgee or any person who received Restricted Shares from or in lieu of a Pledgee at the direction of such Pledgee as a result of the exercise of such Pledgee’s rights under a Pledge) who contemplates selling such New Ordinary Shares on a stock exchange on which the New Ordinary Shares are listed (other than by a block trade or overnight placement in accordance with customary market practice for dispositions of such nature) in a single transaction or series of connected transactions in an amount in excess of 1% of the total share capital within 3 months of the date of conversion shall use reasonable endeavours to effect such sale in an orderly manner of disposition that is not likely to disrupt materially the market for the Newco shares and shall consult with Newco in advance, subject to Newco consenting to being made an insider for these purposes. The provisions in this paragraph do not apply to any sale or transfer in accordance with paragraph 3(e).

(e)	Pledge

(i)	Rights in relation to Pledges after Completion

Notwithstanding any restrictions on transfer in the Newco Articles or any provision herein to the contrary, any Restricted Shareholder will be able:

(a) with the prior written consent of Newco or the Newco Board, to mortgage, pledge, charge, assign or otherwise grant a lien or other security interest (in each case, a “Pledge”) over all or part of (or any interest in) their holding of Restricted Shares and any rights relating thereto (including, without limitation, the right to convert Restricted Shares into New Ordinary Shares) as security in respect of any bona fide loan, credit facility, note, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letter of credit or any similar extension of credit to such shareholder, or its affiliates, or any hedging, derivative or other financing transaction to which such shareholder is a party or, in each case, in respect of which such shareholder is a guarantor or security provider, or a guaranty of any of the foregoing;

(b) to transfer all or part of (or any interest in) their holding of Restricted Shares that are the subject of a Pledge to or as directed by the relevant mortgagee, pledgee, chargee or other security holder (a “Pledgee”) or to or as directed by a receiver, administrator or other similar official appointed in connection with the enforcement of a Pledge (a “Receiver”), in the event that such Pledgee exercises its rights in respect of such Restricted Shares under a Pledge; and

(c) to transfer all or part of (or any interest in) their holdings of Restricted Shares that are the subject of a Pledge to the extent a holder of Restricted Shares subject to a Pledge determines in good faith that such sale or transfer is the only commercially reasonable alternative available to prevent an imminent foreclosure by a Pledgee in respect of such Restricted Shares (and the proceeds of the sale or transfer are used to satisfy the Pledge obligation).

Conversion and Transfer

In the event that a Pledgee or Receiver exercises its rights under a Pledge in respect of Restricted Shares (whether such Pledge is or was created prior to on or following Completion), the relevant Restricted Shares will, if so elected by the Pledgee or Receiver or any transferee pursuant to paragraphs (b) or (c) above, be immediately and unconditionally convertible into New Ordinary Shares. Upon request of the Pledgee or Receiver, Newco will record the conversion of the Restricted Shares and, if required by the Pledgee or Receiver or such transferee, the transfer of the New Ordinary Shares resulting from the conversion of the Restricted Shares to or as directed in writing by the Pledgee or Receiver or such transferee, in Newco’s share register, in each case on the same business day (if received by Newco before 1:00 pm CET) or the next business day (if received by Newco after 1:00 pm CET).

From the time of conversion, the New Ordinary Shares will be freely and unconditionally transferable by (or as directed by) the Pledgee or Receiver or any transferee or transferees of such shares, free of any lock-up or any other restriction.

On the same day as the recordation of the conversion and, if required by a Pledgee or Receiver, the transfer in Newco’s share register, Newco will send to Euronext Brussels a request for admission to listing of such New Ordinary Shares and take all such steps that are within Newco’s control to ensure that admission to listing occurs promptly thereafter. If any other steps would be required in order to allow the conversion of the Restricted Shares and, if required by a Pledgee or Receiver, the transfer of the New Ordinary Shares resulting from the conversion of such Restricted Shares, Newco will take or procure that such steps be taken by Newco to register the conversion and any such transfer, in accordance and within the time period contemplated by this paragraph. Neither the Pledgee nor any Receiver nor any such transferee shall be liable for any cost or expense of Newco or its registrar in connection with such conversion or transfer and Newco shall not be liable for any delay in conversion or transfer or admission to listing provided it complies with this paragraph.

Newco Consent

Save where Newco or the Newco Board has already consented to the creation or existence of any such Pledge (and for the avoidance of doubt any consent given by AB InBev shall be binding on Newco and the Newco Board under the terms of the Belgian Merger) in which event the requirement for a further consent of Newco in conjunction with conversion shall not apply, Newco shall have absolute discretion as to whether to consent to the creation of a Pledge. Without prejudice to such discretion, for the avoidance of doubt, it shall be reasonable for Newco to withhold its consent to the creation of such a Pledge if Newco has not received (i) such evidence as it may reasonably request in order to satisfy itself that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Shares and the Pledge is unlikely to be foreclosed upon; and (ii) a representation or warranty from the Restricted Shareholder to Newco that the Pledge and the underlying arrangements which it secures are bona fide, are not being entered into in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Shares and that the Pledge is unlikely to be foreclosed upon.

As noted in section 19 of this Announcement, AB InBev has given its consent to Altria and BEVCO to certain pledges, such consent being binding on Newco.

(ii)	Consequences in respect of Pledges in respect of SABMiller Shares

Notwithstanding the terms of paragraph (3)(b) above, any Restricted Shares held by (i) a Pledgee under a Pledge in respect of SABMiller Shares (whether such Pledge subsists or not at that time) (or a Receiver in respect of such SABMiller Shares) where the Pledgee has exercised its rights of enforcement (itself or through a Receiver) under such Pledge in respect of the relevant SABMiller Shares or (ii) a transferee of, or at the direction of, any such person (in each case, a “Pledge Restricted Shareholder”) will be immediately and unconditionally convertible into New Ordinary Shares.

Conversion and Transfer

In the event a Pledge Restricted Shareholder, Pledgee or Receiver exercises its right to immediately and unconditionally convert its Restricted Shares into New Ordinary Shares, the provisions of the “Conversion and Transfer” paragraph above will apply and for this purpose references to Pledgees or Receivers shall be deemed to, in addition, include a reference to Pledge Restricted Shareholders.

Newco Consent

Save where Newco or the Newco Board has consented to the creation or existence of any such Pledge (and for the avoidance of doubt any consent given by AB InBev shall be binding on Newco and the Newco Board under the terms of the Belgian Merger) in which event the requirement for a further consent of Newco in conjunction with conversion shall not apply, Newco shall have absolute discretion as to whether to consent to the conversion of any Restricted Shares held by a Pledge Restricted Shareholder and the provisions of the “Newco Consent” paragraph above shall apply.

4.	Code of Dealing

A Code of Dealing will ensure that all employees, and particularly the members of the Newco Board or of the executive board of management of Newco (for the purposes of this Appendix 6, the “EBM”) maintain the confidentiality of inside information that they may have or be thought to have and do not abuse, nor place themselves under suspicion of abusing such insider knowledge, especially in periods leading up to an announcement of financial results or of price-sensitive events or decisions.

In accordance with the Belgian regulation on the prevention of market abuse, Newco will establish and maintain lists of insiders. In addition, members of the EBM and of the Newco Board will be required to notify all their trades to the BFSMA, which will publish these notifications on its website.

5.	Management Structure

The management structure of Newco will be a “one-tier” governance structure composed of the board of directors. The Newco Board will be in charge of approving the company’s strategy, overseeing the company’s principal objectives, and assuming ultimate responsibility for the oversight of the company’s activities. The executive management will be entrusted with the Chief executive officer (the “CEO”) who will be assisted by the Executive Board of Management and be responsible for the day-to-day management. The Newco Board will be assisted by four main committees: the audit committee (the “Audit Committee”), the finance committee (the “Finance Committee”), the remuneration committee (the “Remuneration Committee”), and the nomination committee (the “Nomination Committee”).

6.	The Board

(a)	Composition of the board

Newco will be managed by a board of directors comprising a minimum of three (3) and a maximum of fifteen (15) directors. The appointment and renewal of all of directors is based on a recommendation of the Nomination Committee, and is subject to approval by Newco’s shareholders’ meeting. The directors may be natural persons or legal entities who may but need not be shareholders and are appointed by the shareholders’ meeting and are dismissible by it at any time. The Newco Board is the ultimate decision-making body, except for the powers reserved to its shareholders’ meeting by law, or as specified in the articles of association.

The Newco Board will be composed as follows:

•	three directors will be independent directors appointed by the shareholders’ meeting upon proposal by the Newco Board; and

•

so long as AB InBev Reference Shareholder owns more than 30% of shares with voting rights in the share capital of Newco, nine (9) directors will be appointed by the shareholders’ meeting upon proposal by the AB InBev Reference Shareholder; and

•	so long as the holders of Restricted Shares (together with their Affiliates) own or control within the meaning of article 5 of the Belgian Companies Code:

¡	more than 13.5% of shares with voting rights in the share capital of Newco, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a “Restricted Share Director”);

¡	more than 9% but not more than 13.5% of shares with voting rights in the share capital of Newco, two Restricted Share Directors will be appointed;

¡	more than 4.5% but not more than 9% shares with voting rights in the share capital of Newco, one Restricted Share Director will be appointed; and

¡

4.5% or less than 4.5% of shares with voting rights in the share capital of Newco, they will no longer have the right to propose any candidate for appointment as a member of the Newco Board and no Restricted Share Directors will be appointed.

The Charter will provide that it is expected that members of the Newco Board will be natural persons.

Calculation of number of directors to be proposed by Restricted Shareholders

For the purpose of calculating the percentages of Newco’s share capital owned or controlled by the AB InBev Reference Shareholder in order to determine the number of directors to be appointed by the AB InBev Reference Shareholder, any shares in Newco (i) resulting from shares in AB InBev issued between the date of this Announcement and Completion, or (ii) issued pursuant to management incentivisation schemes after Completion and in respect of which the AB InBev Reference Shareholder did not have preference rights, shall be disregarded for the purposes of calculating the total share capital of Newco.

For the purpose of calculating the percentages of Newco’s share capital owned or controlled by the holders of the Restricted Shares (together with their Affiliates) in order to determine the number of directors and Restricted Share Directors to be appointed, respectively:

•

any shares in Newco (i) resulting from shares in AB InBev issued between the date of this Announcement and Completion, or (ii) issued pursuant to management incentivisation schemes after Completion and in respect of which the Restricted Shareholders did not have preference rights, shall be disregarded for the purposes of calculating the total share capital of Newco;

•

any New Ordinary Shares resulting from the conversion of Restricted Shares will be added to the number of remaining Restricted Shares, if (but only if) and as long as such New Ordinary Shares are held by the initial subscriber of the converted Restricted Shares or any of its Affiliates or such person has the right to exercise the voting rights in respect of such New Ordinary Shares (such shares, the “Post-conversion Ordinary Shares”); and

•

if the aggregate amount of the Restricted Shares and Post-conversion Ordinary Shares held by any Restricted Shareholder is less than 5% of the shares with voting rights in the share capital of Newco, any other New Ordinary Shares owned by such Restricted Shareholder or any of its Affiliates and any New Ordinary Shares to which the Restricted Shareholder or any of its Affiliates has the right to exercise the voting rights as a result of holding the beneficial interest in such shares (such shares, the

“Additional Ordinary Shares”), up to a maximum, in aggregate with the Restricted Shares and Post-conversion Ordinary Shares held by such Restricted Shareholder, of 5% of the shares with voting rights in the share capital of Newco, shall be added to the number of remaining Restricted Shares and Post-conversion Ordinary Shares, provided that the Restricted Shareholders shall never be entitled to appoint more than three directors, notwithstanding anything to the contrary in this Appendix or any other Transaction Documents.

Nomination of candidates for Restricted Share Directors

Any Restricted Shareholder may propose to the other Restricted Shareholders, for nomination as a Restricted Share Director a number of persons not exceeding the number of Restricted Share Directors entitled to be appointed, at a meeting to be held among the Restricted Shareholders prior to any Newco shareholders meeting at which any Restricted Share Director is to be elected (all such proposed persons being, the “Candidates”). The Restricted Shareholders shall vote cumulatively to select the Restricted Share Directors to be appointed from the Candidates in one single round of voting at such meeting of the Restricted Shareholders, and the Candidate or Candidates with the highest number of votes up to the number of Restricted Share Directors entitled to be appointed shall be put to the shareholders’ meeting for appointment. The Restricted Shareholders shall nominate candidates for Restricted Share Directors as soon as practicable after completion of the Belgian Merger and thereafter as required by the articles of association of Newco.

Voting on Restricted Share Director Candidates

For the purposes of the above paragraph (Nomination of candidates for Restricted Share Directors) each Restricted Shareholder shall have one vote for:

•	each Restricted Share;

•	each Post-conversion Ordinary Share; and

•	each Additional Ordinary Share (subject to the terms below),

in each case held by it or any of its Affiliates (together the “Restricted Shareholder Voting Shares”), provided that:

•

if the aggregate of the Restricted Shares, the Post-conversion Ordinary Shares and the Additional Ordinary Shares held by the Restricted Shareholder exceeds 175% of the aggregate number of Restricted Shares held by such Restricted Shareholder and its Affiliates at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Shares), the Restricted Shareholder shall not be entitled to exercise more than the number of votes equal to 175% of the number of Restricted Shares held by such Restricted Shareholder or its Affiliates at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Shares); and

•

if any Restricted Shareholder wishes to exercise the votes attaching to any Additional Ordinary Shares held by it, such Restricted Shareholder must cast all of the votes attaching to its Restricted Shareholder Voting Shares in favour of one Candidate.

No vote in respect of a Restricted Share, a Post-conversion Ordinary Share or an Additional Ordinary Share may be exercised more than once. Subject to the terms above, any vote may be cast in favour of any Candidate (but no vote may be used in respect of more than one Candidate) and a Restricted Shareholder may spread its votes in any manner it chooses between the Candidates (including by exercising all votes in favour of a single nominee).

Term of office

The Newco Articles will provide that the term of office of the directors will be the same as the term of office of the current directors of AB InBev, to the fullest possible extent, unless any Restricted Shareholder is required to resign in accordance with the terms above. The directors will be eligible for re-election. The term of office of a retiring director who has not been re-elected will terminate immediately after the closing of the annual shareholders’ meeting following the expiry of its term.

Vacancy during a director’s term

When a position on the Newco Board becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by (i) the Newco Board in the case of a vacancy relating to an independent director, (ii) the AB InBev Reference Shareholder in the case of a vacancy relating to a director appointed upon proposal of the AB InBev Reference Shareholder, or (iii) the holders of at least 75% of the Restricted Shares (or, following conversion of the Restricted Shares, of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors) in the case of a vacancy relating to Restricted Share Directors, and in the absence of a nominee proposed by at least 75% of the Restricted Shareholders (or, following conversion of the Restricted Shares, of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors) all Restricted Shares Directors shall be re-nominated in accordance with the procedure above (Voting on Restricted Share Director Candidates) which procedure shall include any other Restricted Shares Directors, and any Candidate who is a Restricted Shares Director who does not receive the relevant number of votes required to be put forward for appointment shall be required to resign when the other Candidates who are to be appointed or reappointed as Restricted Shares Directors are appointed or reappointed by the remaining directors.

Any such temporary appointment shall (i) be subject to confirmation at the next shareholders’ meeting unless the Newco Board, the AB InBev Reference Shareholder or the holders of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors (as the case may be) propose an alternative candidate and (ii) subject to confirmation in accordance with (i), be for a term equal to the remainder of the original term of the director who held office prior to such vacancy arising.

Reduction in share capital held by Restricted Shareholders

If at any time, the amount of share capital of Newco held by the holders of Restricted Shares would give the holders of Restricted Shares the right, pursuant to the above paragraph, to appoint fewer Restricted Share Directors than the number of Restricted Share Directors actually appointed, a vote of the Restricted Shareholders shall be taken between the current Restricted Share Directors in accordance with the procedure for appointment of the Restricted Share Directors set out above and the Restricted Share Director(s) with the fewest votes shall promptly resign from their office as a Newco director. In such event, the Restricted Shareholders shall either (i) vote in favour of the removal of such concerned Restricted Share Director at the next shareholders’ meeting of Newco or (ii) cause such concerned Restricted Share Director to resign, it being understood that the vacancy following such resignation shall then not be filled.

Provision of information to directors

All directors shall be provided with all information that the Newco Board considers necessary for the performance of its duties and all information that the Newco Board considers is material to Newco.

(b)	Chairman of the Newco Board

The Newco Board will elect the chairman of the Newco Board (the “Chairman”) from amongst its members who meet the criteria for an independent director.

The Chairman will be responsible for the proper and efficient functioning of the Newco Board. He will determine the calendar of the Newco Board and committee meetings and the agenda of the Newco Board after consultation with the CEO and will chair the meetings of the Newco Board. The Chairman will represent the Newco Board from a public relations standpoint to shareholders and the public at large and chairs the shareholders’ meetings. The Chairman will serve as interface between the Newco Board and major shareholders of Newco on matters of corporate governance.

(c)	Secretary

The secretary of Newco will ensure that Newco Board procedures are complied with and that the Newco Board acts in accordance with its statutory obligations and its obligations under the Articles. He/she shall advise the Newco Board on all governance matters and assist the Chairman in fulfilling his duties as detailed above, as well as in the logistics associated with the affairs of the Newco Board (information, agenda, etc.).

(d)	Independent directors

Independent directors on the Newco Board will be required to meet specific requirements of independence that will be set out in the Charter. Such requirements are derived from but not fully identical to the requirements set out in the Belgian Companies Code and the Belgian Corporate Governance Code of March 2009 (when legally required, the criteria of independence provided by Belgian company law shall be applied by Newco). The requirements of independence contained in the corporate governance charter of Newco will be the following:

•	the director is not an executive or managing director of Newco or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on the Newco Board, or for a total term of more than 12 years;

•	the director is not an employee of Newco or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from Newco or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•

the director does not have or has not had within the financial reported year a significant business relationship with Newco or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of Newco’s external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Newco Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Newco Board considers that his independence as a director is preserved.

Independent directors on the Newco Board who serve on the Audit Committee will also be required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act of 1934.

(e)	Meetings

The Newco Board will meet as frequently as the interests of Newco may require. In addition, special meetings of the Newco Board may be called and held at any time upon the call of either the Chairman or at least two directors, by notice to each director at least three business days before the meeting. Where duly justified by emergency and by the corporate interest of Newco, this three business day notice period will be able to be waived by the unanimous consent of the directors expressed in writing.

If an urgent issue arises between two meetings, the Newco Board will be able to meet by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Moreover, where duly justified by emergency and by the corporate interest of Newco, decisions may be adopted, without a meeting, by the unanimous written consent of the directors. However, this procedure may not be used for the approval of the annual accounts and the use of the authorised capital.

Newco Board meetings will be based on a detailed agenda specifying the topics for decision and those for information. The majority of physical Newco Board meetings in any one year will take place in Belgium.

Each director will be authorised to appoint another member of the Newco Board to represent him and vote in his name. One director shall not represent more than one other director. The

Newco Board will only be able to deliberate if the majority of its members are present or represented. Newco Board decisions will be made by a simple majority of the votes cast.

At the CEO’s request, any member of the EBM may be invited to attend the whole or any part of a Newco Board meeting.

The secretary of the Newco Board will draft minutes of each meeting reflecting the issues which were discussed and the decisions which were taken. The minutes will be approved by the Chairman and subsequently by the Newco Board during its next regularly scheduled meeting.

(f)	Conflicts of Interest and Related-Party Transactions

Directors will be required to arrange their personal and business affairs so as to avoid conflicts of interest with Newco within the meaning of Article 523 of the Belgian Companies Code. Any director with a conflicting financial interest on any matter before the Newco Board will be required to bring it to the attention of both the statutory auditor and fellow directors, and take no part in any deliberations related thereto. Any abstention from voting as a result of a conflict of interest will be disclosed in accordance with the relevant legal provisions.

Any proposed related party transaction or arrangement falling within the scope of article 524 of the Belgian Companies Code shall be submitted to a committee of three independent directors in accordance with such article and shall only be entered into after review by the committee.

Board Committees

The Newco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee, and the Nomination Committee.

(g)	Audit Committee

The Audit Committee will consist of a minimum of three voting members. The Audit Committee’s Chairman and the Committee members will be appointed by the Newco Board from among the independent directors. The chairman of the Audit Committee will not be the Chairman of the Newco Board. The CEO, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer will be invited to the meetings of the Audit Committee, unless the chairman of the Audit Committee or a majority of the members decide to meet in closed session.

The Audit Committee will assist the Newco Board in its responsibility for oversight of (i) the integrity of Newco’s financial statements, (ii) its compliance with legal and regulatory requirements and the environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and the internal audit function.

The Audit Committee will be entitled to review information on any point it wishes to verify, and is authorised to acquire such information from any of Newco’s employees. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the statutory auditor (save to the extent that such matters are subject to the exclusive competence of a general shareholder’s meeting in accordance with Belgian law). It will also establish procedures for confidential complaints regarding questionable accounting or auditing matters. It will also be authorised to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It will be entitled to call on the resources that will be needed for this task. It will be entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve Newco’s control processes.

The Audit Committee shall hold as many meetings as necessary with a minimum of four per year. The Committee shall hold the majority of its physical meetings each year in Belgium.

(h)	Finance Committee

The Finance Committee will consist of at least three, but no more than six, members appointed by the Newco Board, all of whom will be non-executive directors. The Newco Board will appoint a Chairman and, if deemed appropriate, a vice-chairman from among the Finance Committee members. The CEO and the Chief Financial and Technology Officer will be invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees will be invited on an ad hoc basis as deemed useful.

The Finance Committee will meet at least four times a year and as often as deemed necessary by its chairman or at least two of its members. The Finance Committee will hold the majority of its physical meetings each year in Belgium.

The Finance Committee will assist the Newco Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

(i)	Remuneration Committee

The Remuneration Committee will consist of three members appointed by the Newco Board, all of whom will be non-executive directors. The chairman of the Remuneration Committee will be a representative of the AB InBev Reference Shareholder and the other two members will meet the requirements of independence as established in the Charter and by the Belgian Company Code. The CEO and the Chief People Officer will be invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The Remuneration Committee shall meet at least four times a year and more often if required, and shall be convened by its chairman or at the request of at least two of its members. The Committee shall hold the majority of its physical meetings each year in Belgium.

The Remuneration Committee’s principal role will be to guide the Newco Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO and the EBM and on their individual remuneration packages. The Remuneration Committee will ensure that the CEO and members of the EBM are incentivised to achieve, and are compensated for, exceptional performance. The Remuneration Committee will also ensure the maintenance and continuous improvement of Newco’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders.

(j)	Nomination Committee

The Nomination Committee will consist of five members appointed by the Newco Board, all of whom will be non-executive directors. The five members will include the Chairman of the Newco

Board and the chairman of the Remuneration Committee. Four of the five Nomination Committee members will be representatives of the AB InBev Reference Shareholder. The CEO, the Chief People Officer and the Chief Legal and Corporate Affairs Officer will be invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The Nomination Committee’s principal role will be to guide the Newco Board appointment process. The Committee will identify persons qualified to become board members and recommend director candidates for nomination by the Newco Board and election at the shareholders’ meeting. The Nomination Committee will also guide the Newco Board with respect to all its decisions relating to the appointment and retention of key talent within Newco.

The Nomination Committee shall meet at least two times a year, and more, if required. The Committee shall hold the majority of its physical meetings each year in Belgium.

(k)	Oversight of the Newco Board

The existence of the Committees will not decrease the responsibility of the Newco Board as a whole. Board Committees will meet to prepare matters for consideration by the Newco Board. By exception to this principle, (1) the Remuneration Committee will be empowered to make decisions on individual remuneration packages, other than with respect to the CEO and the EBM, and on performance against targets, to the extent that these matters have been specifically delegated to it by the Newco Board and (2) the Finance Committee will be empowered to make decisions on matters specifically delegated to it by the Newco Board, in each case without having to refer to an additional decision of the Newco Board.

7.	Executive Management

(a)	CEO

The Newco Board of Directors will appoint and remove the CEO.

The CEO will be responsible for the day-to-day management of Newco and will oversee the organisation and efficient day-to-day management of subsidiaries, affiliates and joint ventures. The CEO will report to the Newco Board of Directors. The CEO will be responsible for the execution and management of all Newco Board decisions.

(b)	Executive Board of Management

The CEO will be supported by the EBM which will report to the CEO. The EBM will perform such duties as may be assigned to it from time to time by the CEO or the Newco Board.

Directors may not hold executive roles in Newco (be it as members of the EBM or otherwise) or be employees of Newco.

8.	Shareholder Meetings

(a)	Annual Shareholders Meetings

The annual shareholders’ meeting of Newco will be held on the last Wednesday in April each year in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time.

At this meeting, the Newco Board and the statutory auditor will present a report on the management and the financial situation of Newco at the end of the previous accounting year, running from 1 January to 31 December. The shareholders will then vote on the approval of the annual accounts, the allocation of Newco’s profit or loss, the appointment or renewal, if necessary, of directors or statutory auditors, remuneration of the directors and the auditor and the release from liability of the directors and the statutory auditor.

(b)	Ad hoc, special or extraordinary shareholders’ meeting

The Newco Board or the statutory auditor of Newco will be able to convene any ad hoc, special or extraordinary shareholders’ meeting. Shareholders representing 20% of Newco’s capital will also be able to request the Newco Board to convene a shareholders’ meeting.

(c)	Notices

Notices of all shareholders’ meetings containing the agenda of the meeting and the Newco Board’s recommendations on the matters to be voted upon will be sent to all Newco Shareholders at least 30 days prior to the relevant shareholders’ meeting. Notice will also be published in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad) and on Newco’s website (along with related documents).

One or more shareholders representing at least 3% of the capital of Newco will be able to request that items be added to the agenda for any general meeting and submit resolution proposals in relation to existing agenda items.

Prior to the any shareholders’ meeting, shareholders of Newco will be invited to submit in writing any questions they have for the Chairman or the CEO of Newco for discussion during the meeting. During the meeting there will be a time for questions of shareholders.

(d)	Votes and Quorum Requirements

Each New Ordinary Share and each Restricted Share will be entitled to one vote at any shareholders’ meeting (except for the Newco Shares held by Newco or any of its subsidiaries, the voting rights of which are suspended). Shareholders will be allowed to vote in person, by proxy or by mail.

Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following:

(i)

any amendment to the Newco Articles (except the amendments to the corporate purpose of the or the transformation of the legal form of Newco), including inter alia, reductions, repurchases or increases of the share capital of Newco (except for capital increases decided by the Newco Board pursuant to the authorised capital) or any resolution relating to a merger or demerger of Newco require the presence in person or by proxy of shareholders holding an aggregate of at least

50% of the issued share capital, and the approval of at least 75% of the share capital present or represented at the meeting;

(ii)

any modification of Newco’s purpose or corporate form requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the share capital present or represented,

(In each of the cases (i) and (ii), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the special majority requirement (75% and 80%, respectively, continues to apply); and

(iii)

any acquisition or disposal of assets by Newco having a book value exceeding one third of Newco’s consolidated total assets as reported in Newco’s most recent audited financial statements requires the approval of at least 75% of the share capital present or represented at the meeting (but there is no minimum quorum requirement);

(iv)

any modification of the rights attached to the Restricted Shares requires (a) a quorum of the holders of the New Ordinary Shares representing an aggregate of at least 50% of the capital represented by New Ordinary Shares and approval by a qualified majority of at least 75% of the votes of the holders of New Ordinary Shares; (b) a quorum of the Restricted Shareholders representing at least 50% of the Restricted Shares and approved by a qualified majority of at least 75% of the vote of the Restricted Shareholders; and (c) a quorum of the Restricted Shareholders and Post-Conversion Ordinary Shares representing an aggregate of at least 50% of the capital represented by shares entitled to be voted on the nomination of the Restricted Share Directors and approval by a qualified majority of at least 75% of the shares entitled to be voted on the nomination of the Restricted Share Directors.

(e)	Related-Party Transaction

In the event of (i) a contribution in kind to Newco with assets owned by, or (ii) a merger of Newco with, a Related Party, then such Related Party shall not be entitled to vote on the resolution submitted to the shareholders’ meeting of Newco to approve such contribution in kind or merger. For these purposes, “Related Party” means with respect to Newco, any person or entity which is required to file a transparency declaration in respect to Newco pursuant to the Belgian law of 2 May 2007.

9.	Dividends

Newco’s annual dividend payment (if any) will be approved by the Newco shareholders at the annual shareholders’ meeting of Newco and is paid on the dates and at the places appointed by the Newco Board. The Newco Board will be able to pay an interim dividend in accordance with the provisions of the Belgian Companies Code. The New Ordinary Shares and Restricted Shares will have the same rights in relation to dividends and other distributions.

Under Belgian law, no distribution can be made if further to such distribution, the net assets of Newco (as at the date of the end of the latest accounting year) would fall below the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the articles of association.

10.	Winding-Up

The liquidation of Newco will require a decision of the shareholders’ meeting passed with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented.

The New Ordinary Shares and Restricted Shares will have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up of Newco.

11.	Significant Shareholders and Shareholders and Voting Agreements

(a)	Shareholders Agreement

Upon Completion, the AB InBev Reference Shareholder will be the controlling shareholder of Newco. The AB InBev Reference Shareholder represents an important part of the interests of the Belgian founding families of AB InBev (mainly represented by Eugénie Patri Sébastien SA and EPS Participations Sàrl (“EPS”)) and the interests of the Brazilian families, previously shareholders of AmBev (represented by BRC Sàrl (“BRC”)).

On Completion, assuming no further issuances of AB InBev shares after the date of this Announcement and Newco issues 316,999,695 Restricted Shares, it is expected that the AB InBev Reference Shareholder will own 663,074,832 of Newco’s New Ordinary Shares, which will represent 34.49% of Newco’s total share capital.

In addition, by virtue of a shareholders agreement entered into with the AB InBev Reference Shareholder on 18 December 2014, EPS and BRC amongst others have committed to vote their AB InBev shares in the same way as the AB InBev Reference Shareholder. It is expected that such shareholders agreement will continue to apply in respect of the Newco New Ordinary Shares which EPS and BRC will receive upon Completion. The current term of the shareholders’ agreement is 27 August 2024 and is renewable for successive terms of 10 years.

The AB InBev Reference Shareholder has also entered into a voting agreement with Fonds InBev Baillet Latour SPRL with social purpose and Fonds Voorzitter Verhelst BVBA with social purpose. This agreement provides for consultations on the exercise of the voting rights attached to the AB InBev shares held by the foundations. It is also expected that such shareholders agreement will continue to apply in respect of the Newco New Ordinary Shares which will be held by the two foundations. This agreement will expire on 16 October 2016 and is renewable.

Based on the above, assuming no further issuances of AB InBev shares after the date of this Announcement and Newco issuing 316,999,695 Restricted Shares, it is expected that the total number of New Ordinary Shares that will be held by the AB InBev Reference Shareholder, EPS, BRC, Rayvax and the two above foundations upon Completion will amount to 843,898,401, which will represent approximately 43.9% of Newco’s total share capital.

(b)	Voting Agreement

Pursuant to the terms of the UK Scheme, each Restricted Shareholder holding more than 1% of Newco’s total share capital will appoint an agent, on their behalf, to enter into an agreement on Completion with the AB InBev Reference Shareholder under which:

•

the AB InBev Reference Shareholder would be required to exercise the voting rights attaching to their New Ordinary Shares to give effect to the terms of paragraph (6) above in relation to the appointment and resignation of directors; and

•

each Restricted Shareholder would be required to exercise the voting rights attaching to their Ordinary Shares and Restricted Shares, as applicable, to give effect to the terms of paragraph (6) above in relation to the appointment and resignation of directors.

12.	The Initial Articles of Association

The corporate purpose of Newco will be the same as the current corporate purpose of AB InBev.

Newco will be incorporated with the minimum capital of EUR 61,500.

In the event of a share capital increase for cash by way of the issue of new shares, the current shareholders will have a preferential right to subscribe, pro rata, to the new shares.

Newco will be authorised to acquire its own shares.

The board of directors will consist of a minimum of three directors, unless there are only two shareholders, in which case two directors are sufficient, until the number of shareholders increases to three again.

The board will have the authority to undertake all actions necessary or useful for the fulfilment of the Company’s purpose, with the exception of those reserved by law for the shareholders’ meeting.

The annual shareholders’ meeting will be held on the last Wednesday of April of each year at 11 am at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time.

The general meeting will have the powers reserved to it by law. There will be no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented unless more stringent conditions apply by law.

Each share will be entitled to one vote at any shareholders’ meeting.

The financial year will start on 1 January and will end on 31 December.

13.	Restricted Shares – Registration Rights

Newco has agreed to use its best efforts to qualify and remain qualified to register its New Ordinary Shares (including without limitation Restricted Shares and ADSs evidencing New Ordinary Shares or any successor share capital thereto, the “Registrable Shares”) pursuant to a registration statement on Form F-3. In addition, Newco has agreed to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-

3ASR not earlier than the next business day after the first date on which a Restricted Shareholder or any permitted transferee of a Restricted Shareholder in accordance with paragraphs 3(b) above or 3(e) above and the initial transferees of Registrable Shares by a Pledgee (referred to collectively as “Permitted Transferees”) has the right to convert its Restricted Shares into New Ordinary Shares (the “expiration date”) or, if Newco is not eligible to file a Form F-3ASR with the SEC on the date that is not earlier than two months prior to the expiration date, to file a registration statement on Form F-3 at least two months prior to the expiration date, and to use its best efforts to have such registration statement on Form F-3 become effective no later than the next business day after the expiration date. Newco shall only be obliged to file such registration statement if Restricted Shareholders holding in aggregate at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares submit a written request of interest to Newco at least 30 days prior to the requested filing date in the case of an F-3ASR and 45 days prior to the requested filing date in the case of an F-3.

If Newco is at any time ineligible to file a registration statement on Form F-3, the Restricted Shareholders shall have the right to request that Newco file a registration statement on Form F-1 with respect to the sale of some or all of such Restricted Shareholder’s Registrable Shares. Upon receipt of a request or requests to file such registration statement from one or more Restricted Shareholders holding, in the aggregate, at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares, Newco shall file such registration statement on Form F-1 promptly, but within 45 days after receipt of such request, and shall use its best efforts to have such registration statement become effective within 60 days from the original filing date thereof. Newco shall not be obligated to file any such registration statements on Form F-1 for a sale of less than US$750 million in Registrable Shares.

Each registration statement will cover, to the extent permitted by applicable SEC rules, sales by Restricted Shareholders of Registrable Shares in one or more transactions directly to purchasers, through a block trade, to or through underwriters or broker-dealers for public offering and sale by them, through agents, through dealers or through a combination of any of the foregoing methods of sale.

Newco has also agreed to use its best efforts to maintain a registration statement effective continuously (including without limitation by renewing, refiling or making additional filings with the SEC) for so long as the registration rights have not terminated as described below.

Newco will be responsible for bearing the costs and expenses of each such registration, including without limitation (i) transfer agent’s and registrar’s fees, (ii) the fees and disbursements of counsel for Newco, and (iii) the fees and disbursements of independent certified public accountants and other advisors retained directly by Newco (including the fees and disbursements associated with the preparation of any customary comfort letters to be provided by Newco), provided that the Restricted Shareholders will bear the following costs and expenses to the extent they relate to a registration or sale in which such Restricted Shareholders participate: (i) any SEC filing or other registration fees (or equivalent fees in any other jurisdiction) for Registrable Shares registered for the benefit of a Restricted Shareholder, (ii) any fees of the Financial Industry Regulatory Authority in connection with Registrable Shares registered for the benefit of a Restricted Shareholder, (iii) any fees of the depositary in connection with the registration or sale of any American Depositary Receipts registered for the benefit of a Restricted Shareholder, (iv) any stamp duty, stock transfer tax or similar transaction tax arising out of the sale of Registrable Shares by a Restricted Shareholder, (v) any underwriting fees, discounts and selling commissions to be paid to any underwriter, agent, dealer or other financial intermediary in respect of the sale of Registrable Shares by a Restricted Shareholder, (vi) the Restricted Shareholders’ own selling and marketing expenses, including (in the case of an offering for the sole benefit of the Restricted Shareholders and not the Company) the cost of printing and distributing any prospectus in preliminary or final form as well as any supplements thereto, (vii) all fees and expenses incurred by a Restricted Shareholder (but not the Company) in connection with any “road show” for underwritten offerings of Registrable Shares registered for the benefit of a Restricted Shareholder, including the Restricted Shareholders’ own costs of travel, lodging and meals, and (viii) any fees and out of pocket expenses of any legal counsel, underwriter, agent, dealer or other financial intermediary for a Restricted Shareholder or their advisors. To the extent an offering by one or more Restricted Shareholders would reasonably be expected to yield gross proceeds to the participating Restricted Shareholders of at least US$200 million, Newco will cooperate with such Restricted Shareholders and any underwriters, dealers or agents engaged by such Restricted Shareholders in connection with such offering and Newco will participate therein, including without limitation by entering into customary underwriting or similar agreements with underwriters, dealers or agents, by participating in roadshows and other customary marketing efforts, and by providing or arranging for the provision of customary legal opinions, comfort letters, reasonable access to Newco’s books and records, officers, accountants and other advisors in connection with any such sales and other customary documents and actions required in connection with any such sales. To the extent required for Newco to effect any such registration, each Restricted Shareholder shall furnish Newco with such customary information regarding itself, its interest in Newco and its intended method of disposing of such interest.

Notwithstanding any obligation of Newco to file or maintain the effectiveness of any registration statement, or cooperate with a Restricted Shareholder and its agents described above, if Newco’s board of directors or chief executive officer determines reasonably that its participation would reasonably be expected to either (i) require public disclosure of material non-public information that would not otherwise required to be disclosed or (ii) have a material adverse effect on any pending negotiation or plan to effect a merger, acquisition, disposition, financing, reorganisation, recapitalisation or other similar transaction, Newco has the right to defer its participation in any such transaction for a period of up to 120 days in the aggregate in any 12-month period (which may be split into at most two non-consecutive periods).

“Piggyback” Registration Rights.  Newco will notify each Restricted Shareholder that, to its knowledge, holds (together with its Permitted Transferees) at least 1.0% of Newco’s Registrable Shares in writing at least ten business days prior to Newco’s participation in any registration of Newco’s Registrable Shares, whether primary or secondary (other than a block trade a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs). Each Restricted Shareholder shall have the right to participate in such registration and any related offering (other than a block trade, a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs), and if such Restricted Shareholder elects to participate, such Restricted Shareholder shall agree that its sale of Registrable Shares will be subject to customary cutbacks on the number of Registrable Shares to be sold by such Restricted Shareholder and the other selling shareholders based on the number of Registrable Shares to be sold by all selling shareholders Registrable Shares.

General.    Newco will not to grant any registration rights superior to, or in conflict with, the registration rights described above, and any such other rights granted shall provide for the participation of the Restricted Shareholders described above.

In connection with the foregoing, Newco will agree to other customary provisions, including the indemnification of the Restricted Shareholders and underwriters.

For the avoidance of doubt, all of the rights of the Restricted Shareholders described above are only for the benefit of, and may only be enforced by, each Restricted Shareholder and its Permitted Transferees. In the case of Permitted Transferees who are Pledgees secured by a Pledge of or other lien on any Restricted Shares owned by a Restricted Shareholder and who are entitled to conversion and unrestricted transfer rights upon a foreclosure or similar exercise of remedies (or their initial transferees), the obligation of Newco to file a registration statement shall commence upon the date that such Pledgee (or its initial transferee) advises Newco writing of such foreclosure or similar exercise of remedies and that such Pledgee (or initial transferee) wishes to exercise such registration rights.

In addition to the foregoing, Newco has also agreed to provide comparable assistance to the Restricted Shareholders and their Permitted Transferees in connection with any sales in an established non-United States market, including making any required or necessary filings and cooperating and participating in such sales in a manner consistent with the cooperation and participation described above.

All of Newco’s obligations described above, and each Restricted Shareholder’s rights with respect thereto, shall expire upon the date on which there is no Restricted Shareholder (together with its Permitted Transferees) that owns more than the lesser of US$2.5 billion in market value and 1.5% of Newco’s Registrable Shares.

Appendix 7

DEFINITIONS

“AB InBev”

Anheuser-Busch InBev, a public limited company (société anonyme / naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

“AB InBev ADRs”	American Depositary Receipts, each evidencing one AB InBev American Depositary Share, which represents one AB InBev Share

“AB InBev Board”	the board of directors of AB InBev

“AB InBev Directors”	the directors of AB InBev as at the date of this Announcement or, where the context so requires, the directors of AB InBev from time to time

“AB InBev General Meeting”

the general meeting of AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Offer, the Belgian Merger and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions

“AB InBev Group”	AB InBev and its subsidiaries and subsidiary undertakings from time to time

“AB InBev Listing Documents”

such documentation as is required to be prepared by AB InBev and/or Newco in relation to: (i) the listing of the New Ordinary Shares on Euronext Brussels (including the Belgian Listing Prospectus); (ii) the secondary listing of the New Ordinary Shares (and American Depositary Shares representing such New Ordinary Shares) on the New York Stock Exchange; (iii) the JSE Secondary Listing (including the JSE Secondary Listing Documents); (iv) the registration of the New Ordinary Shares with the SEC; and (v) the Mexican Secondary Listing

“AB InBev Quantified Financial Benefits Statement”	the statements of estimated cost savings and synergies arising from the Transaction set out in Appendix 5 of this Announcement other than the SABMiller Quantified Financial Benefits Statement

“AB InBev Reference Shareholder”	Stichting Administratiekantoor AB InBev

“AB InBev Resolutions”

any resolutions to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect: (i) the Belgian Offer; (ii) the Belgian Merger; and (iii) any other step of the Transaction, including the approval of any relevant AB InBev Transaction Document

“AB InBev Shareholders”	holders of AB InBev Shares from time to time

“AB InBev Shares”	AB InBev ordinary shares

“AB InBev Transaction Documents”

the Belgian Offer Documents, the Belgian Merger Documents, the Belgian Merger US Documents, the AB InBev Listing Documents, the Belgian Share Issue Documents, the Belgian Offer Response Memorandum and the notice of the AB InBev General Meeting

“ADR”	American Depositary Receipt

“ADS”	American Depositary Share

“Agent”	an appropriate third party agreed by SABMiller and AB InBev, being the agent irrevocably appointed by the UK Scheme Shareholders as part of the UK Scheme

“Altria”	Altria Group, Inc.

“Announcement”	this Announcement made pursuant to Rule 2.7 of the City Code

“Anti-Monopoly Law”	the Anti-Monopoly Law of the People’s Republic of China

“Bank of America Merrill Lynch”	Merrill Lynch International, together with its affiliates, each subsidiaries of Bank of America Corporation

“Barclays”	Barclays Bank PLC, acting through its Investment Bank

“Belgian Companies Code”	the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time

“Belgian Listing Prospectus”

the listing prospectus or equivalent document issued by Newco in accordance with the Belgian Law of 16 June 2006 relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the BFSMA for the purpose of the listing of the New Ordinary Shares on Euronext Brussels

“Belgian Merger”	the reverse merger of AB InBev and Newco by way of which AB InBev will be absorbed by Newco, implemented in accordance with the Belgian

Companies Code

“Belgian Merger Documents”	the Belgian documentation to be drawn up and made available to AB InBev and Newco shareholders in relation to the Belgian Merger in accordance with the Belgian Companies Code

“Belgian Merger US Documents”

the US legal documentation to be drawn up and made available to AB InBev and/or Newco Shareholders, including any SEC Registration Statements to be filed with and declared effective by the SEC in relation to the Belgian Merger

“Belgian Offer”	the voluntary cash takeover offer by AB InBev for all of the Initial Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids

“Belgian Offer Documents”	the Belgian documentation to be drawn up in connection with the Belgian Offer, including, without limitation, the Belgian Offer Prospectus and the Belgian Offer Response Memorandum

“Belgian Offer Prospectus”

the prospectus relating to the Belgian Offer and made available to Newco Shareholders, drawn up pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and to be approved by the BFSMA

“Belgian Offer Response Memorandum”	the response memorandum to be adopted by the Newco Board in the context of the Belgian Offer Prospectus

“Belgian Share Issue Documents”	the Belgian legal documentation to be drawn up in connection with the Capital Increase (including relevant board and auditor reports)

“BFSMA”	Belgian Financial Services and Markets Authority

“BEVCO”	BEVCO Ltd.

“BRC”	BRC Sàrl

“Break Payment Event”	has the meaning given in paragraph 16 of this Announcement

“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in London, Brussels, Johannesburg and New York

“Capital Increase”	the capital increase of Newco against the contribution

in kind by the UK Scheme Shareholders of their SABMiller Shares and the issue of Initial Shares to such SABMiller Shareholders in exchange for such contribution to be approved by the Newco General Meeting in connection with the implementation of the UK Scheme

“Cash Consideration”	the cash consideration due to UK Scheme Shareholders under the basic terms of the Transaction (and not including the cash element of the Partial Share Alternative)

“China”	the People’s Republic of China

“City Code”	the City Code on Takeovers and Mergers

“Combined Group”	the enlarged group following the Transaction, comprising the AB InBev Group and the SABMiller Group

“Completion”	completion of the Belgian Merger (following completion of the UK Scheme and the Belgian Offer)

“Conditions”	the conditions to the Transaction set out in Part A and Part B of Appendix 2 to this Announcement and to be set out in the Transaction Documents

“Consideration”	the consideration payable to SABMiller Shareholders in connection with the Transaction comprising either the Cash Consideration or the Partial Share Alternative

“Co-operation Agreement”	the agreement dated 11 November 2015 between AB InBev and SABMiller and relating, among other things, to the implementation of the Transaction

“CREST”	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in the Regulations)

“DB”	Deutsche Bank AG, acting through its London branch

“Debt Financing”

any raising of debt in the public or private loan or debt capital markets (including any equity linked instrument or other hybrid product) for the purpose of funding the Transaction and/or the refinancing of SABMiller group indebtedness and/or the refinancing of AB InBev Group indebtedness (and including any refinancing of such Debt Financing either prior to or following Completion)

“Deferred Shares”	the deferred shares of £1 each in the capital of SABMiller

“Deloitte LLP”	Deloitte LLP, the United Kingdom member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, whose member firms are legally separate and independent entities

“Disclosed”

the information fairly disclosed by, or on behalf of SABMiller: (i) in the Annual Report and Accounts of the SABMiller Group for the financial year ended 31 March 2015; (ii) in this Announcement; (iii) in any other public announcement made by SABMiller or any of its publicly listed subsidiaries or associates prior to the date of this Announcement; (iv) as disclosed in writing prior to the date of this Announcement by or on behalf of SABMiller to AB InBev (or its respective officers, employees, agents or advisers in their capacity as such) in relation to the Transaction; or (iv) in the virtual data room operated by or on behalf of SABMiller in respect of the Transaction prior to the date of this Announcement

“EBITDA”	earnings before interest, taxation, depreciation and amortisation

“EPS”	EPS Participations Sàrl

“EU” or “European Union”	an economic and political union of 28 member states which are located primarily in Europe

“Euronext Brussels”	Euronext in Brussels, a regulated market of Euronext Brussels SA/NV

“FCA”	the Financial Conduct Authority

“Form of Election”

the form of election to be sent to SABMiller Shareholders by or on behalf of SABMiller pursuant to which a SABMiller Shareholder may make an election, in favour of AB InBev, for the Cash Consideration or the Partial Share Alternative in respect of his entire holding of SABMiller Shares (and not part only)

“Goldman Sachs”	Goldman Sachs International

“HSR Act”	the Hart–Scott–Rodino Antitrust Improvements Act of 1976

“Initial Shares”	the ordinary shares in the capital of Newco to be issued to SABMiller Shareholders pursuant to the terms of the UK Scheme

“J.P. Morgan Cazenove”	J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove

“JSE”	JSE Limited, a public company incorporated in accordance with the laws of South Africa and licensed as an exchange under the South African Financial Markets Act, 19 of 2012

“JSE Secondary Listing”	the secondary listing and admission to trading of the New Ordinary Shares on the main board of the JSE

“JSE Secondary Listing Documents”	means the pre-listing statement or prospectus (as applicable) to be issued by Newco for the purposes of the JSE Secondary Listing

“Lazard”	Lazard Frères & Co. LLC and Lazard & Co., Limited

“London Stock Exchange”	London Stock Exchange plc

“Long Stop Date”

the date falling 18 months after the date of this Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the Panel’s consent and as the UK Court may approve (if such approval(s) is or are required))

“LORCPM”	Ley Orgánica de Regulación de Control del Poder de Mercado

“Merrill Lynch International”	Merrill Lynch International, a subsidiary of Bank of America Corporation

“Mexican Secondary Listing”	the secondary listing and admission to trading of the New Ordinary Shares on the Mexico Stock Exchange

“Mexican Secondary Listing Documents”

the listing prospectus (folleto informativo) issued by Newco in accordance with the Mexican Securities Exchange Act (Ley del Mercado de Valores) relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) for the purpose of the Mexican Secondary Listing

“Mexico Stock Exchange”	Bolsa Mexicana de Valores

“Miller Global Brand Business”

means the intellectual property rights and certain contracts and other assets primarily related to the manufacture, distribution, marketing and sale of beer or other beverages under the Miller brands, outside the US and Puerto Rico and US military bases located in the US and Puerto Rico

“MOFCOM”	the Ministry of Commerce of the People’s Republic of China

“Morgan Stanley”	Morgan Stanley & Co. International plc

“New Ordinary Shares”

the new ordinary shares in Newco to be issued to AB InBev Shareholders pursuant to the Belgian Merger upon Completion and any further ordinary shares in Newco to be issued from time to time following Completion and into which the Restricted Shares can be converted in accordance with their terms

“Newco”	a Belgian limited liability company to be formed for the purposes of the Transaction, further details of which are set out in paragraph 10 and Appendix 6

“Newco Articles”	the articles of association (or local law equivalent) of Newco

“Newco Board”	the directors of Newco collectively

“Newco General Meeting”

the general meeting of Newco Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newco Resolutions

“Newco Resolutions”

any resolutions to be taken by the Newco General Meeting or the board of directors of Newco as are necessary or useful to approve, implement and effect (i) the UK Scheme; (ii) the Capital Increase; (iii) the Belgian Offer; (iv) the Belgian Merger; (v) the adoption of new articles of association of Newco and its new governance (the principal terms of which are summarised in Appendix 6) with effect from completion of the Belgian Offer; (vi) the appointment of new board members of Newco nominated by AB InBev with effect from completion of the Belgian Offer; (vii) any change in the name of Newco with effect from completion of the Belgian Merger; (viii) the repurchase and cancellation of the Newco Shares held by the incorporators of Newco; and (ix) any other step of the Transaction, including the approval of any relevant AB InBev Transaction Document and “Newco Resolution” means any one of them

“Newco Shareholders”	holders of Newco Shares from time to time

“Newco Shares”	the Initial Shares, the Restricted Shares or the New

Ordinary Shares, as applicable

“NYSE”	the New York Stock Exchange

“Official List”	the official list maintained by the UK Listing Authority

“Opening Position Disclosure”	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the Transaction if the person concerned has such a position

“Overseas Shareholders”	UK Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom

“Panel”	the UK Panel on Takeovers and Mergers

“Partial Share Alternative”

the alternative whereby SABMiller Shareholders may irrevocably elect, subject to submitting a valid Form of Election, to receive Restricted Shares and cash instead of the Cash Consideration which they would otherwise be entitled to receive under the Transaction, as referred to in paragraph 11 of this Announcement

“Permitted Dividend”	has the meaning given in paragraph 17 of this Announcement

“Pledge”	has the meaning given in Appendix 6 to this Announcement

“Post Scheme Sanction Conditions”	Conditions (a)(iv), (a)(v), (b)(ii), (b)(iii), (b)(iv), (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2

“Pre-Conditions”	the pre-conditions to the Transaction, as set out in Appendix 1 to this Announcement

“Proposed Structure”	the proposed structure of the Transaction as described in paragraph 12 of this Announcement

“Quantified Financial Benefits Statements”	the AB InBev Quantified Financial Benefits Statement and the SABMiller Quantified Financial Benefits Statement

“Rayvax”	Rayvax Sàrl

“Regulation”	Council Regulation (EC) 139/2004 (as amended)

“Regulatory Conditions”

the Conditions set out in paragraphs (a) to (n) (inclusive) and (aa) and (bb) of Part B of Appendix 2 (so far as, in the case of the Conditions set out in paragraphs (aa) and (bb) of Part B of Appendix 2, the relevant Third Party under those Conditions is a Relevant Authority, as defined in the Co-operation Agreement)

“Restricted Jurisdiction”

any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to SABMiller Shareholders in that jurisdiction

“Restricted Shareholders”	the holders of Restricted Shares

“Restricted Shares”

the shares in the capital of Newco having the rights summarised in Appendix 6 (such shares to be issued to the UK Scheme Shareholders who validly elect for the Partial Share Alternative as Initial Shares and then consolidated and redesignated as restricted shares following completion of the Belgian Offer, as described in paragraph 12)

“Robey Warshaw”	Robey Warshaw LLP

“SABMiller”	SABMiller plc, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416

“SABMiller ADRs”	American Depositary Receipts, each evidencing one SABMiller American Depositary Share, which represents one SABMiller Share

“SABMiller Board”	the SABMiller Directors collectively

“SABMiller Depositary”	the depositary from time to time for the SABMiller ADRs pursuant to a deposit agreement between it, SABMiller and the holders and beneficial owners of SABMiller ADRs

“SABMiller Directors”	the directors of SABMiller as at the date of this Announcement or, where the context so requires, the directors of SABMiller from time to time

“SABMiller General Meeting”

the general meeting of SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the SABMiller Resolutions

“SABMiller Group”	SABMiller and its subsidiaries and subsidiary undertakings

“SABMiller Meetings”	the UK Scheme Court Meeting and the SABMiller General Meeting

“SABMiller Quantified Financial Benefits Statement”	has the meaning given in Part A of Appendix 5

“SABMiller Resolutions”

such shareholder resolutions of SABMiller as are necessary to approve, implement and effect the UK Scheme, the Belgian Merger, and the Transaction, changes to SABMiller’s articles of association, the re-registration of SABMiller as a private limited company and the buy-back of the Deferred Shares

“SABMiller Share Award Plan”	the SABMiller Executive Share Award Plan 2008 (including the China sub-plan)

“SABMiller Shareholders”	the holders of SABMiller Shares from time to time

“SABMiller Share Option Plans”

the SABMiller plc Executive Share Option Plan 2008; the SABMiller plc Approved Executive Share Option Plan 2008; the SABMiller plc South African Executive Share Option Plan 2008; the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan); the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008; the SABMiller plc Approved Share Option Scheme 1999; the SABMiller plc Executive Share Option (No. 2) Scheme 1999; the SABMiller plc International Employee Stock Appreciation Rights Scheme; the SABMiller plc International Employee Share Scheme; and the SABMiller plc Mirror Executive Share Purchase Scheme

“SABMiller Share Plans”	the SABMiller Share Award Plan; the SABMiller Share Option Plans; the SABMiller plc Sharesave Plan; and the SABMiller plc Employee Share Purchase Plan

“SABMiller Shares”	the ordinary shares of US$0.10 each in the capital of SABMiller

“SEC”	the US Securities and Exchange Commission

“SEC Registration Statements”

any registration statement on Form F-4 (or, if applicable, on another appropriate form) required to be filed with and declared effective by the SEC in respect of (i) New Ordinary Shares to be issued pursuant to the terms of the Belgian Merger or (ii) Restricted Shares that are converted from Initial Shares, together with any amendments and supplements thereto, all exhibits thereto and all documents incorporated by reference therein

“SIC”	Superintendencia de Industria y Comercio

“subsidiary”	has the meaning given in section 1159 of the Companies Act 2006

“subsidiary undertaking”	has the meaning given in section 1162 of the Companies Act 2006

“Transaction”	the proposed acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev, to be effected by the Proposed Structure

“Transaction Documents”

the UK Scheme Document, the Form of Election, the AB InBev Transaction Documents (and, in the event that AB InBev elects to implement the Transaction by way of, among other steps, a UK Offer or make amendments to the Proposed Structure, the UK Offer Document and such other new, additional or amended documents as are required to be published or posted to AB InBev or Newco Shareholders pursuant to the new structure) and the notice of the Newco General meeting

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Court”	the High Court of Justice in England and Wales

“UK Listing Authority”	the FCA acting in its capacity as the authority for listing in the UK

“UK Offer”

should the Transaction or a step thereof be implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act 2006 in the circumstances described in this Announcement, the offer to be made by or on behalf of AB InBev to acquire the entire issued and to be issued share capital of SABMiller and, where the context admits, any subsequent revision, variation, extension or renewal of such offer

“UK Offer Document”

should the Transaction or a step thereof be implemented by means of the UK Offer, the document to be sent to SABMiller Shareholders which will contain, inter alia, the terms and conditions of the UK Offer

“UK Offer Period”	the period commencing on 16 September 2015 and ending on: (i) the earlier of the date on which the UK Scheme becomes effective and/or the date on which the UK Scheme lapses or is withdrawn (or such other date as the Panel may decide); or (ii) the earlier of the date on which the UK Offer has become or has been declared unconditional as to acceptances and/or the date on which the UK Offer lapses or is withdrawn (or such other date as the Panel may decide), in each case other than where such lapsing or withdrawal is a result of AB InBev exercising its right to implement the Transaction by way of an UK Offer or a UK Scheme (as appropriate)

“UK Scheme”

the proposed scheme of arrangement under Part 26 of the UK Companies Act 2006 between SABMiller and SABMiller Shareholders to implement the acquisition of SABMiller by Newco with or subject to any modification, addition or condition approved or imposed by the UK Court (and agreed to by AB InBev and SABMiller)

“UK Scheme Court Sanction Hearing”	the hearing of the UK Court to sanction the UK Scheme pursuant to section 899 of the Companies Act 2006 including any adjournment thereof

“UK Scheme Court Meeting”

the meeting or meetings of the UK Scheme Shareholders or any class or classes thereof (and any adjournment(s) thereof) to be convened pursuant to section 896 of the Companies Act 2006 for the purpose of considering and, if thought fit, approving the UK Scheme (with or without amendment agreed to by AB InBev and SABMiller) and any adjournment, postponement or reconvention thereof

“UK Scheme Court Order”	the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the Companies Act 2006

“UK Scheme Document”	the document to be dispatched to SABMiller Shareholders including the particulars required by section 897 of the Companies Act 2006 and incorporating the notice of the SABMiller General Meeting

“UK Scheme Effective Date”	the date on which:

(a) the UK Scheme becomes effective in accordance with its terms; or

(b) if AB InBev elects to implement the Transaction by way of a UK Offer, the date the UK Offer becomes or is declared unconditional in all respects

“UK Scheme Record Time”	the time and date specified as such in the UK Scheme

“UK Scheme Shareholders”	holders of UK Scheme Shares

“UK Scheme Shares”	1.	the SABMiller Shares in issue at the date of the UK Scheme Document;

	2.	any SABMiller Shares issued after the date of the UK Scheme Document and prior to the Voting Record Time; and

3.

any SABMiller Shares issued at or after the Voting Record Time and prior to the UK Scheme Record Time on terms that the original or any subsequent holder thereof is bound by the UK Scheme, or shall by such time have agreed in writing to be bound by the UK Scheme, in each case excluding any SABMiller Shares held in treasury and any SABMiller Shares held legally or beneficially by any member of the AB InBev Group

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended

“US GAAP”	the generally accepted accounting principles adopted by the US Securities and Exchange Commission

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Voting Record Time”	6.00 p.m. on the day which is two days prior to the date of the UK Scheme Court Meeting or any adjournment thereof (as the case may be)

“Wider AB InBev Group”	has the meaning given in Appendix 2 to this Announcement

“Wider SABMiller Group”	has the meaning given in Appendix 2 to this Announcement

All times referred to are London time unless otherwise stated.

All references to “€”, “EUR” and “Euro” are to the lawful currency of the European Union.

All references to “GBP”, “pence”, “pounds sterling”, “sterling” or “£” are to the lawful currency of the United Kingdom.

All references to “Rand”, “South African Rand” and “ZAR” are to the lawful currency of the Republic of South Africa.

All references to “US$” are to the lawful currency of the United States.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.